Confidential draft registration statement submitted to the Securities and Exchange Commission on December 23, 2020. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TUSIMPLE (CAYMAN) LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7373	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tusimple (Cayman) Limited

9191 Towne Centre Drive

Suite 600

San Diego, CA 92122

(619) 916-3144

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cheng Lu

President and Chief Executive Officer

Tusimple (Cayman) Limited

9191 Towne Centre Drive

Suite 600

San Diego, CA 92122

(619) 916-3144

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey R. Vetter, Esq. Zhen Liu, Esq. Richard J. Chang, Esq. Colin G. Conklin, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 550 Allerton St. Redwood City, CA 94063 (650) 321-2400	Richard Truesdell, Esq. Roshni Banker Cariello, Esq. Davis Polk & Wardwell LLP 450 Lexington Ave New York, NY, 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary Shares, $0.0001 par value	$	$

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated                , 2021

                Shares

ORDINARY SHARES

Tusimple (Cayman) Limited is offering                 ordinary shares. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price of our ordinary shares will be between $                and $                per share.

We intend to apply to list our ordinary shares on the                under the symbol “TSP.”

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares involves risks. Please see “Risk Factors” beginning on page 32.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE $                PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Us
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts, commissions, and expenses.

We have granted the underwriters the right for a period of 30 days to purchase up to an additional                  ordinary shares at the initial public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the ordinary shares to purchasers on                , 2021.

MORGAN STANLEY	CITIGROUP

                , 2021

Through and including                , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “TuSimple,” “the company,” “we,” “us,” and “our” in this prospectus refer to Tusimple (Cayman) Limited and its consolidated subsidiaries.

TUSIMPLE (CAYMAN) LIMITED

Overview of Our Company

We are an autonomous technology company that is revolutionizing the estimated $4 trillion global truck freight market.1 We have developed industry-leading autonomous technology specifically designed for semi-trucks, which has enabled us to build the world’s first Autonomous Freight Network (“AFN”) in partnership with world-class shippers, carriers, freight brokers, fleet asset owners, and truck hardware partners. We believe that our technology and our AFN will make long haul trucking significantly safer as well as more reliable, efficient and environmentally friendly, creating significant benefits for all who rely on the freight ecosystem to deliver essential goods.

Since our founding in 2015, we have developed a fully integrated software and hardware solution enabling what we believe is the world’s most advanced Level 4 (“L4”)2 fully autonomous semi-truck technology. Hallmarks of our proprietary semi-truck specific technology include our 1,000 meter perception range, 35 second planning horizon, high definition (“HD”) maps with accuracy within five centimeters, and an integrated fully autonomous semi-truck design comprising of a fully redundant sensor suite and components. Long-range perception, advanced planning and decision-making, and highly accurate mapping are critical capabilities for the autonomous operation of semi-trucks, which are heavy, articulated vehicles that need to be able to operate at highway speeds. We believe that we are the first and only company to demonstrate these capabilities and achieve fully autonomous semi-trucks driving on both highways and surface streets as well as the first company to autonomously haul a paid freight load.

We are focused specifically on the truck freight market, which is a large and essential industry that moves approximately 80% of the freight in the United States by revenue.3 E-commerce trends such as same day shipping are expected to further accelerate demand for truck freight and strain traditional freight providers’ ability to supply sufficient capacity dynamically and cost effectively.4 Currently, trucking is facing substantial challenges in several areas including safety, efficiency, and carbon footprint, which we believe cannot be fully addressed without significant technological innovation. Specific industry challenges include:

•	Trucking accidents. From 2009 to 2019, the number of persons injured in crashes involving large trucks more than doubled from 74,000 to 159,000.[5]

•

Driver shortages. Driver shortages and high driver turnover continue to lead to increasing labor costs for the freight industry, placing upward pressure on the cost and availability of reliable truck freight

[1]	Armstrong & Associates, Inc., 2019 Global Third-Party Logistics (3PL) Market Analysis.
[2]	Based on the “Levels of Driving Automation” published by the Society of Automotive Engineers (“SAE”).
[3]	American Trucking Associations, U.S. Freight Transportation Forecast 2019 to 2030.
[4]	American Transportation Research Institute (“ATRI”), E-Commence Impacts on the Trucking Industry, February 2019.
[5]	The National Highway Traffic Safety Administration, People Killed and Injured in Crashes Involving Large Trucks, by Person Type and Crash Type, 2009-2019.

capacity. In 2018, labor costs represented over 40% of total per mile operating costs which is an increase from approximately 33% in 2012.[6]

•

Underinvestment in technological advancements. The truck freight industry today is highly fragmented and is characterized by low profit margins—generally in the single digits—which we believe makes it difficult for existing stakeholders to invest in technological advancement.

•

High levels of greenhouse gas emissions. Rising freight volumes are driving significant levels of commercial truck greenhouse gas emissions. The U.S. Environmental Protection Agency (“EPA”) reported in 2018 that medium and heavy duty trucks produced more greenhouse gas emissions in the U.S. than aircraft, trains, and ships combined.

We believe that our Autonomous Freight Network will solve the trucking industry’s most pressing challenges and will revolutionize the way freight moves. Our AFN is designed to provide a comprehensive, turnkey, autonomous freight solution that supplies users with access to purpose-built L4 fully autonomous semi-trucks operating on HD digital mapped routes connecting a nationwide network of terminals. Key advantages of our AFN solution design include:

•

Safety. The National Highway Traffic Safety Administration estimates that 94% of all serious accidents are due to human error. We believe that by developing an autonomous solution for long haul trucking, we can significantly improve safety in the trucking industry.

•	Reliable freight capacity. Our AFN provides users with reliable autonomous freight capacity as a service which is unencumbered by prevailing truck driver shortages.

•

Efficiency. Direct labor costs represent over 40% of the per mile truck freight cost structure. We believe that our purpose-built fully autonomous semi-truck solution will reduce freight operating costs by up to 50% per mile and will allow our users to allocate scarce driver resources to customer facing first and last mile routes.

•

Environmental impact. Based on a study conducted with the University of California San Diego and empirical data from our users, we expect our solution to deliver over 10% better fuel efficiency than traditional trucking through optimized truck control and driving operations which can deliver a measurable reduction in carbon emissions.

[6]	ATRI, An Analysis of the Operational Costs of Trucking: 2019 Update, November 2019.

Transformative Benefits for Industry Stakeholders. Our AFN leverages our proprietary fully autonomous semi-trucks, HD digital route mapping capabilities, and TuSimple Connect cloud-based autonomous operations oversight system to provide substantial benefits to the key truck freight industry stakeholders. The “plug and play” nature of our solution will allow any truck freight market participant to access and benefit from our autonomous freight capacity. Shippers and carriers gain access to reliable and safe freight capacity at a substantially lower annual total cost of ownership when direct labor is removed from the per mile cost structure. Removing the driver from long haul operations allows shippers and carriers to reallocate scarce driver resources to customer facing first and last mile routes. Freight brokers benefit from the reliability of autonomy, which allows them to more efficiently match demand with the lowest cost long haul freight capacity. We believe that the wide ranging benefits of our solution to industry participants will accelerate the adoption of our network.

AFN Accommodates Multiple Service Models. Our AFN provides autonomous freight capacity as a service through multiple service models based on users’ needs. We believe that allowing our users the flexibility to select different service models is critical to our superior customer experience and will help drive rapid adoption of our network.

•

TuSimple Capacity. Our fleet of purpose-built fully autonomous semi-trucks, financed through third party fleet asset owners, will serve users that desire access to safe, reliable, low cost, and more environmentally friendly freight transportation without owning semi-truck assets. Users of TuSimple Capacity can range from relatively smaller users of freight logistics to large shippers and carriers seeking to supplement their own captive fleet for incremental freight capacity. We will charge users of TuSimple Capacity a per mile rate to ship freight, which we expect will be at a meaningful discount to prevailing market freight rates. We believe that our competitive advantage in terms of pricing will be enabled by our anticipated cost structure, which is expected to be significantly lower than that of human-operated semi-trucks. Users will benefit directly from lower shipping costs compared to conventional truck freight.

•

Carrier-Owned Capacity. Shippers and carriers that prefer to own their fleet will be able to purchase our purpose-built fully autonomous semi-truck from a semi-truck original equipment manufacturer (“OEM”) partner and subscribe to TuSimple Path—a comprehensive turnkey product to enable autonomous operations across our network. TuSimple Path includes features such as our on-board autonomous driving software, TuSimple Connect cloud-based autonomous operations oversight system, HD digital route mapping support, and emergency roadside assistance. Users will pay TuSimple a per mile, usage-based fee for access to TuSimple Path and benefit from lower overall freight costs with an expected payback period of less than one year on their upfront incremental capital investment to purchase our purpose-built fully autonomous semi-trucks.

Leading Autonomous Technology Specifically Designed for Trucking. We are developing a Level 4 fully autonomous technology solution specifically designed for the unique demands of semi-trucks. L4 autonomy is characterized by the ability of the vehicle to perform all driving functions under a given set of pre-specified conditions. We believe that our L4 autonomous capabilities are well suited for “middle mile” truck freight—in which fixed, predictable, and primarily highway routes make up the majority of total miles driven on a shipping route—and focusing on this opportunity will optimize our path to commercialization. Autonomous trucking also presents unique challenges, primarily due to the size of long haul semi-trucks and the speed at which these semi-trucks typically operate. We believe that being the first company to focus exclusively on semi-truck autonomy positions us to lead the development of the solutions to these challenges and capitalize on the autonomous truck freight opportunity. Our leading autonomous technology enables semi-trucks to drive day or night on both the highway and surface streets in rain and in other poor weather conditions. Semi-trucks with our leading autonomous technology can travel at speeds of up to 75 miles per hour.

Ecosystem Approach with Unmatched Partnerships to Scale. We have created a world class ecosystem of partners consisting of shippers, carriers, freight brokers, fleet asset owners, OEMs, Tier 1 components suppliers, and third party service providers that we believe will de-risk commercialization of the AFN, enable rapid adoption of our autonomous freight solution, and allow us to build an attractive, network based business model.

We are working in partnership with leading semi-truck OEMs Navistar and TRATON as well as components partners to build the world’s first purpose-built fully autonomous semi-truck to be operated exclusively on our network. We believe that this collaborative approach to create semi-trucks designed and built with integrated auto-grade components and sensors will increase our AFN’s reliability at scale. Vertically integrating through partnerships with OEMs and Tier 1 suppliers allows us to maintain strong supply chain and hardware design control while remaining capital light and primarily focusing on developing proprietary autonomous technology.

In parallel, we have developed a robust ecosystem of shippers, carriers, freight brokers, fleet asset owners, and third party service providers, including UPS, McLane, and U.S. Xpress, that provide critical validation and enhance the network effect benefits of our approach. We believe that our unmatched partnership network creates a significant and sustainable competitive advantage, especially as we work with shippers and carriers to strategically locate our AFN terminals near their distribution centers. The continued growth of our AFN infrastructure and partnerships will continue to improve our user experience and drive more users to our platform which will allow us to further densify our strategic terminal network and reinforce rapid network growth.

The Traditional Truck Freight Industry

Overview of the Freight Market. The global truck freight market is estimated to generate approximately $4 trillion7 in annual revenue. Truck freight comprises approximately 80% of the $1 trillion total U.S. freight market.8 The U.S. truck freight market has been characterized by strong economic cycle resiliency with consistent long term increases in miles driven per year evidenced by approximately 3% compound annual growth rates (“CAGR”) from 1990-2018,9 and we believe that it has growth tailwinds from recent industry trends, including increased penetration of e-commerce.

Truck freight volumes in the U.S. are concentrated along a small number of corridors. The three largest corridors (I-80, I-40 and I-10) account for approximately 40% of total truck freight miles driven,10 with the I-10 being the major corridor which spans the southern U.S. from Florida to California. This concentration of corridors means that our AFN is able to address a significant portion of the truck freight market by focusing on select routes.

[7]	Armstrong & Associates, Inc., 2019 Global Third-Party Logistics (3PL) Market Analysis.
[8]	American Trucking Associations, U.S. Freight Transportation Forecast 2019 to 2030.
[9]	Bureau of Transportation Statistics, Table 1-35: U.S. Vehicle-Miles, September 2020.
[10]	Freight Analysis Framework, Freight Traffic Assignment, August 2016.

Sources: U.S. Department of Transportation (“DoT”), Bureau of Transportation Statistics, Freight Analysis Framework. Freight Analysis Framework integrates data from various sources and is produced through a partnership between the Bureau of Transportation Statistics and the Federal Highway Administration.

Trucking’s Role in the Freight Market. Trucking represents approximately 80% of the U.S. freight market primarily due to its distinct blend of flexibility, cost, and speed relative to alternative transportation modes. Rail (9% of the U.S. freight market) is generally lower cost than truck freight on a per mile basis, but lacks the operational speed and flexibility to reach the breadth of delivery locations that semi-trucks are able to serve, adding time to the overall delivery process. This dynamic makes rail generally less suitable for same and next day shipping and renders it incapable of first and last mile delivery. Air freight (3% of the U.S. freight market) is attractive for specific use cases such as same and next day shipping due to its superior speed, but its significantly higher cost and larger carbon footprint makes it unattractive in many circumstances. We believe that the steady growth of the market and tailwinds from industry trends such as same and next day shipping will drive a further shift in demand for truck freight over rail and air.

Truck Freight Industry Characteristics. While trucking is the most frequently utilized mode of freight transportation, the industry is currently characterized by low levels of technological differentiation between carriers, minimal barriers to entry, and high levels of price competition. As a result, the market is highly fragmented, and operating margins for incumbent carriers are typically below 10%. Key truck freight industry participants include asset-based carriers, freight brokers, shippers with captive fleets, and semi-truck OEMs.

“Middle Mile” and “First and Last Mile” Truck Freight. The $800 billion truck freight market is comprised of “middle mile” (long haul) and “last mile” (short haul) freight. Long haul trucking generally occurs over long stretches of interstate highways. These routes tend to be relatively concentrated along a handful of well-defined commercial corridors which span the United States with just 10% of the nation’s trade corridors accounting for nearly 80% of all transported goods.11 Last mile represents the short journey of goods from distribution hubs to their final destination which is completed via surface streets.

Labor is the Largest Per Mile Cost. The cost of labor, has rapidly increased as a percentage of the per mile truck freight cost structure. Labor costs now represent 43% of total per mile semi-truck operating costs, a ten percentage point increase since 2012. Labor costs are the largest component of the per mile cost structure and are 79% greater than fuel costs, which represent the second largest per mile cost. These labor costs are not inclusive of costly driver training and retention expenses, which only further increase truck freight costs.

Semi-truck Driver Shortages. The truck freight industry is currently experiencing severe driver shortages. The latest analysis from the American Trucking Associations (“ATA”) found that the Class 8 semi-truck driver shortage more than tripled from 2005 to 2018, to approximately 60,000 drivers, representing an approximate 9% CAGR. The driver pool is also aging, with 54% of commercial truckers being 45 years or older, relative to just 44% of the overall U.S. working population.12 The ATA anticipates the driver shortage will expand a further 2.6 times by 2028, representing an approximate 10% CAGR, as demand growth continues and the aging trucker workforce retires. We believe that the aging driver population, coupled with the continued driving hours per day regulatory restrictions will continue to put downward pressure on the supply of driver hours and therefore truck freight capacity. From 2012 to 2018, labor costs per mile increased 46% and now represent the largest per mile cost component at 43% of total semi-truck operating costs. The American Transportation Research Institute notes that the workforce turnover percentage for almost all carriers is in the high double digits with levels exceeding 100% in strong economic periods. Additionally, heightened levels of workforce turnover drive additional financial cost as carriers have had to pay increasingly large sign-on bonuses or other financial incentives to compete for qualified drivers in recent years.

Trucking Safety Issues. The truck freight industry is also experiencing an increasing number of issues related to safety and cost of insurance. The significant weight of fully loaded trailers means that commercial semi-trucks require approximately twice as much braking distance as passenger vehicles.13 From 2009 to 2019 the number of passenger vehicle occupants killed in semi-truck collisions climbed approximately 40%.14 The resulting compensation for victims of semi-truck accidents has increased more significantly, and as a result, semi-trucking insurance premiums per mile have increased 33% from 2012 to 2018, representing an approximate 5% CAGR.15

The Development of Autonomous Trucking

Vehicle Automation. We believe that the past decade has brought significant progress to vehicle automation technology and that these achievements are guiding us toward proliferation of higher levels of vehicle automation including fully autonomous driving. From 2004 to 2007, The Defense Advanced Research Projects Agency (“DARPA”) sponsored several challenges intended to advance development of autonomous driving technology by the private sector. While the most successful entrant in the initial 2004 competition traveled just seven miles over the Mojave Desert, by 2007 the contestant vehicles were capable of avoiding obstacles and

[11]	A. Tomer and J. Kane, Mapping Freight: The Highly Concentrated Nature of Goods Trade in the United States, Metropolitan Policy Program at Brookings, November 2014.
[12]	U.S. Bureau of Labor Statistics, Labor Force Statistics from the Current Population Survey, 18b. Employed Persons by Detailed Industry and Age, January 22, 2020.
[13]	Insurance Institute for Highway Safety (“IIHS”), Fatal Facts 2018 – Large Trucks, December 2019.
[14]	The National Highway Traffic Safety Administration, People Killed and Injured in Crashes Involving Large Trucks, by Person Type and Crash Type, 2009-2019.
[15]	ATRI, An Analysis of the Operational Costs of Trucking: 2019 Update, November 2019.

obeying traffic laws in a simulated urban environment. The vast economic and safety potential of autonomous vehicles has continued to drive substantial investment, further accelerating the pace of technological development. Advanced Driver Assistance Systems, primarily constituting Level 1 (“L1”) and Level 2 (“L2”) automation as defined by SAE, continue to become more sophisticated and prevalent. Because 94% of serious crashes are caused by human error, we believe that the safety benefits of vehicle automation are driving a cohesive effort between the private sector and regulators toward developing progressively higher levels of automation such as full driver-out L4 autonomous operation. Studies have shown, however, that lower automation levels still requiring a human driver can have negative impacts on driver attention and fatigue due to lower constant dedication to the driving task. We believe, for this reason, that full driver-out L4 autonomy provides a safer solution.

Source: National Highway Traffic Safety Administration.

Autonomous Trucking Compared to Autonomous Passenger Vehicles. Solving the safety and cost issues facing the truck freight industry with autonomous technology presents unique opportunities and challenges relative to passenger vehicles. The autonomous design differences stem from the configuration of commercial semi-trucks, their size and weight, the speeds at which they operate, and the way passenger vehicle drivers behave around them. A standard Class 8 semi-truck with a fully loaded trailer has limited rear visibility and can weigh up to 80,000 pounds which is significantly heavier than the average passenger vehicle. Semi-trucks’ weight, coupled with typical highway driving speeds exceeding 60 miles per hour, require a longer planning horizon and therefore an integrated autonomous software and hardware solution with more comprehensive camera vision, better predictive artificial intelligence capabilities and the ability to account for other unique conditions such as the impact of high wind speeds on trailers and on-ramp merging are critical.

Despite these technical challenges we believe that the better defined long haul operating environment and ability to map established truck freight corridors significantly limit the number of potential “edge cases,” which are uncommon road situations that the autonomous software must be trained to navigate safely. Limiting the number of edge cases is a critical development item towards driver-out operations. Furthermore, even in the rare circumstance that a fully autonomous semi-truck encounters a previously unsolved edge case, the use case of transporting goods allows for a viable and safe minimal risk condition state of pulling over to the side of the road to allow for safe resolution of the unsolved edge case. In comparison, the occupants in an autonomous passenger vehicle may not accept a comparable emergency maneuver which involves sitting idle or having to find alternative transportation on short notice.

Regulatory Environment for Autonomous Trucking. National- and state-level regulatory authorities share the goal of carriers and shippers to improve the safety of the trucking industry. The U.S. Department of Transportation has stated that “the United States Government is committed to fostering surface transportation innovations to ensure the United States leads the world in automated vehicle (AV) technology development and integration while prioritizing safety, security and privacy and safeguarding the freedoms enjoyed by Americans.” Today, 42 states allow fully autonomous semi-truck testing, of which 23 states allow fully autonomous semi-truck commercial deployment. We believe that the current regulatory environment exhibits a clear path for fully autonomous semi-trucks to deploy nationwide and that working collaboratively with regulators and ecosystem partners will create a safer freight industry.

Source: U.S. DoT, Bureau of Transportation Statistics.

Autonomous Trucking Safety. We believe that the adoption of autonomous technology in trucking will significantly reduce the number of accidents caused by distracted or impaired driving, regimenting safer driving practices and operating more predictably. We believe that the middle mile truck freight routes, which we define as long haul freight routes between terminals, are ideally suited for L4 autonomy. Truck freight operations along specific routes, particularly in the middle mile, allows L4 autonomy to reliably fulfill the requirements of the industry while substantially reducing the number of edge cases that must be solved by the autonomous software. We also believe it is critical for fully autonomous semi-trucks to travel on surface streets as well as highways to carry freight from terminal to terminal to minimize drayage costs and operational inefficiency. As a result, we also focus our autonomous capabilities on navigating surface streets in order to provide terminal to terminal transportation rather than requiring a highway “off-ramp” location farther from our users.

Autonomous Trucking Efficiency. We believe that autonomy addresses the fundamental supply and demand imbalance facing the truck freight industry today. We believe that removing the driver from middle mile truck freight will provide shippers and carriers with significant cost savings and allow them to reallocate scarce driver resources to first and last mile routes.

Sources: ATRI, DAT Solutions, LLC (“DAT”)

Notes:

1.	2018 average operating cost per ATRI.
2.	Other costs include insurance, permits, licenses, tires, and tolls.
3.	2018 average dry van contracted rate per mile per DAT.
4.	Dollar figures rounded to nearest $0.01.

Rapidly growing freight volumes driven by e-commerce and other trends not only increases the number of miles driven, but more importantly the speed at which deliveries must be made. Trucking’s current solution to same and next day shipping challenges is typically to employ “sleeper teams” of two drivers that alternate driving shifts as semi-truck drivers are legally limited to 11 hour shifts. The demand for dynamic freight delivery is exacerbated by the chronic and worsening driver supply shortage. We expect fully autonomous semi-trucks to be able to operate in excess of 22 hours per day as they are not subject to the same maximum daily operating hours restrictions as a human driver, enhancing asset utilization and availability of freight capacity. In addition, autonomous technology can reduce fuel consumption and maintenance expenses, and we expect it to reduce insurance costs over time once it develops a track record of safety.

Our Solution

Our Autonomous Freight Network is an innovative freight ecosystem that will provide our users with access to safer, lower cost, and reliable freight capacity on demand. To enable our AFN, we are developing highly capable and reliable fully autonomous semi-trucks that incorporate our core technologies including our proprietary autonomous software platform and world-class sensor system. We believe that our AFN is the most comprehensive solution to address the freight industry’s long term challenges including safety, efficiency, the environment, and supply and demand imbalances. Set forth below are the key elements of our solution enabling us to provide users with autonomous freight capacity as a service, which we believe will revolutionize the freight industry.

A Comprehensive Autonomous Freight Capacity as a Service Solution. The combination of our leading core technology, product and service offerings is designed to enable our comprehensive autonomous freight capacity as a service solution. Our core technology offerings, comprised of our proprietary autonomous software platform and world-class sensor system, form the bedrock of our AFN. These core technologies are the building blocks for our purpose-built fully autonomous semi-trucks and TuSimple Path which are our primary user products. Our strategic terminal network is the third pillar of our product suite that provides a highly valuable and accessible infrastructure for our users. The combination of our core technologies and products enable our TuSimple Capacity and Carrier-Owned Capacity offerings which are the two service models through which users can access freight capacity on our AFN. The flexibility of our multiple service models to access the AFN underpins our autonomous freight capacity as a service solution. Each layer of our business model including core technologies, products and services combines to create an unparalleled user experience which we believe will transform the truck freight industry:

Our Services

The Autonomous Freight Network is an expanding nationwide network of HD digital mapped routes and terminals coupled with an operational oversight system operated by TuSimple. It is the infrastructure to enable safe and efficient autonomous freight capacity as a service. Our HD digital mapped routes currently span over 3,000 miles across the U.S., and we expect to map the entire 46,000 mile U.S. Interstate System by 2024. We are scaling our AFN through an ecosystem approach by partnering with world class shippers, carriers, and service providers to de-risk and accelerate the pace of expansion. We believe that our AFN will offer users a comprehensive network to access autonomous long haul freight capacity.

To provide the most flexible solution for our users, we offer two methods to access autonomous freight capacity on our AFN:

TuSimple Capacity. Access to our full service autonomous freight capacity as a service is available to our users through our TuSimple Capacity. We utilize a capital light business model, financing our fully autonomous semi-trucks through third party fleet asset owners and financing sources. This model provides us with control of operational logistics and user experience as we offer a seamless terminal to terminal freight service to our users. Our users pay for access to our fully autonomous semi-trucks operating across our AFN on a per mile basis which we anticipate will be at a substantial discount to the per mile rate charged by traditional truck freight carriers.

Carrier-Owned Capacity. Many of our users own all or a substantial portion of their semi-truck fleet. Large scale shippers such as McLane, for instance, often prefer the oversight and logistical control that comes with owning and operating their semi-truck fleet rather than utilizing third party carriers and freight brokers. Since the third quarter of 2020, users who prefer to own their semi-trucks have been able to reserve our purpose-built fully autonomous semi-trucks built in partnership with Navistar. By subscribing to TuSimple Path, Carrier-Owned Capacity users will be able to seamlessly integrate autonomous freight operations into their existing supply chain. Users will pay TuSimple a per mile subscription fee to operate the purpose-built fully autonomous semi-truck and receive the full benefit of our AFN, including autonomy-enabled routes mapped directly to users’ existing facilities and TuSimple Connect platform. By purchasing our purpose-built fully autonomous semi-trucks and subscribing to TuSimple Path, we expect to drastically decrease our users’ annual total cost of ownership which will yield a payback period of less than one year on the incremental cost of hardware.

Our Products

Purpose-Built Fully Autonomous Semi-truck. We are developing, with Navistar and TRATON, the first vertically integrated L4 purpose-built fully autonomous semi-truck manufactured at scale to be deployed on our AFN. We believe that this vertical integration, coupling proprietary software with hardware manufactured by world class OEMs and components partners as well as roadside assistance and maintenance partnerships, will deliver the most reliable and first-to-market purpose-built fully autonomous semi-trucks at scale.

Our hardware partnerships allow us to primarily focus our development on our proprietary, core autonomous software while gaining the benefits of a capital light business model. We believe that leveraging these partnerships significantly de-risks and accelerates our pace to commercializing our AFN at the requisite scale to adequately serve the freight industry. We also believe that leading industry participants’ decisions to partner with us further validate our solution.

•

Partnership with Navistar. In July 2020, we announced our formal partnership with Navistar, one of the world’s largest commercial truck OEMs. Navistar manufactures its trucks under the International and IC brands. Through our partnership, we intend to produce a line of purpose-built fully autonomous semi-trucks for the North American market at scale by 2024 in Navistar’s manufacturing facilities. This milestone builds upon our two year relationship with Navistar, and we believe that it is a critical step to building our AFN to scale with highly reliable, integrated hardware solution.

•

Partnership with TRATON. In September 2020, we announced a global partnership with TRATON to develop purpose-built fully autonomous semi-trucks. TRATON, a publicly listed subsidiary of Volkswagen, is one of the world’s largest commercial truck OEMs. Scania, MAN Truck & Bus, and Volkswagen Caminhões e Ônibus are the truck brands of the TRATON GROUP. We have already begun developing the first L4 autonomous hub-to-hub truck freight route between Södertälje and Jönköping in Sweden using TRATON’s Scania trucks. We believe that, as one of the world’s largest commercial vehicle OEMs, TRATON significantly increases our ability to scale globally and bring our transformative autonomous trucking solution to freight users around the world.

•

Tier 1 Ecosystem. Our vertical hardware integration extends beyond OEMs and into Tier 1 supplier partnerships. Tier 1 suppliers manufacture critical components that improve the performance of our system and provide high quality component redundancy. As the architect of the autonomous system, we have important input into which suppliers’ parts best meet our design specifications.

TuSimple Path. Our fully autonomous semi-trucks are powered by our on-board autonomous driving software, our TuSimple Connect cloud-based autonomous operations oversight system, autonomous HD route mapping support, and emergency roadside assistance to provide safe and seamless end-to-end autonomous freight capacity as a service.

Note:

1.	Except weather conditions that significantly impede traction or visibility.

AFN Terminals. We believe that to achieve a meaningful share of the truck freight market, the scale of our network solution is critical. While removing the driver from the semi-truck is highly attractive on a unit economics basis, the solution is not viable for major shippers and carriers without a scalable and highly reliable network of terminals connected by HD digital mapped routes. Our terminal network is comprised of both users’ existing terminals as well as TuSimple operated terminals which we lease. We are actively working with our ecosystem of users to expand our footprint of terminals that we operate and which are strategically located to maximize proximity to our users’ facilities. Our AFN connects both our users’ existing terminals and our own operated terminals to facilitate freight movement. We intend to continue to finance the terminals that we operate under a facility lease or other similar financing arrangement. We believe that our growing terminal network is highly complementary with our fully autonomous semi-trucks’ capability to operate from terminal to terminal, minimizing drayage and operational inefficiency.

Our Core Technology

Highly Efficient and Reliable Autonomous Trucking Technology. We believe that to deliver an exceptional user experience, our autonomous freight solution must be reliable and must easily integrate into our users’ existing supply chains. Our reliability starts with our fully autonomous semi-trucks powered by our proprietary autonomous software, durable auto-grade hardware, trustworthy maintenance, and on-demand roadside services. We do not believe that an aftermarket or retrofitted autonomous solution can provide long term reliability for scaled commercial development. Furthermore, our advanced, proprietary software and hardware technologies have allowed us to be the first to demonstrate a true terminal to terminal solution, rather than a highway-only ramp to ramp solution. Our fully autonomous semi-trucks’ ability to navigate beyond highways onto surface streets allows our terminals to be strategically located on-site or near our users’ distribution centers. We believe that a ramp to ramp highway-only fully autonomous semi-truck would be insufficient for our users because the semi-trucks would still require human operators to drive the semi-trucks to and from on- and off-ramps, decreasing scalability, increasing the chances of accidents, and incurring significant drayage and incremental real estate costs. We believe that our terminal to terminal ability provides a far superior solution because it ensures seamless integration into our users’ existing supply chain—a key minimum hurdle for widespread autonomy adoption.

Full Stack of Proprietary Software Functions. The five core components of our proprietary software stack powering our autonomous system include Perception, Motion Planning, Control, Machine Learning Infrastructure, and Mapping. Each proprietary component is critical and interconnected to meet the unique challenges of operating an autonomous Class 8 semi-truck. Our software and on-board hardware including sensors, steering, braking, and electronic compute unit systems are seamlessly integrated to enable technological breakthroughs such as our camera-centric long range perception system. We believe that our purpose-built fully autonomous semi-truck will be significantly safer than a human driver, alleviating a primary pain point for the current freight industry. Safely removing the human driver from long haul trucking will not only reduce labor costs as the largest operating expense but can also reduce accidents, increasing safety for work force, reducing operational lost time, and bringing down insurance costs over time. Including additional savings from increased fuel efficiency and reduced wear on the vehicle, we believe that our purpose-built fully autonomous semi-truck solution will reduce freight operating costs by up to 50% per mile.

Technology Specifically Designed for Semi-Trucks. Fully autonomous semi-trucks present distinct challenges. The combination of a semi-truck’s weight and typical highway speeds requires approximately 2x longer stopping distances than passenger vehicles. Due to their length, semi-trucks can take up to 16 seconds to make a left hand turn which requires a significantly longer planning horizon than passenger vehicles. Our proprietary sensor platform and predictive AI allow our trucks to safely navigate these unique challenges.

Sources: Schneider, California Department of Motor Vehicles.

World-Class Sensor System. Our proprietary sensor system is critical to our fully autonomous semi-trucks’ perception range and accuracy. We designed a proprietary camera module coupled with our proprietary software that enables the semi-truck’s 1,000 meter perception range, even in low light conditions. This range across lighting environments is designed to provide our semi-trucks with sufficient reaction time to safely operate at highway speeds, ultimately allowing for a planning horizon up to 35 seconds. Our camera-centric system is powered by both primary and backup cameras, providing a fully redundant camera system for increased safety. Augmenting the camera perception is an array of LiDAR, radar systems, GPS, and ultrasonic sensors. Our combined use of cameras and sensors provides our semi-trucks with superior perception range, while also being highly accurate in different road scenarios. With the exception of our specially designed long range high definition camera, we have sourced the balance of our sensor suite from existing third party products in order to reduce the cost of the overall system.

Proprietary HD Mapping Capability. Our in-house mapping technology can quickly map new routes and provide users with more location options for shipping on our AFN. Our proprietary mapping technology and process is accurate to within five centimeters. Precise localization accuracy is crucial to safely operate semi-trucks autonomously given the 8.5 foot average tractor width, particularly when travelling on local streets which average just 10 feet wide. We are able to map new routes at a rate of over 250 miles per week which translates into our ability to map a typical “middle mile” route for a user in approximately four weeks on average. This nimble, flexible approach allows us to quickly meet our users’ evolving freight demands while efficiently expanding our network.

Cloud-Based Operational and Monitoring System. Our seamless user experience is enhanced by our proprietary TuSimple Connect system. This cloud-based autonomous operations oversight system is designed to ensure safe operations, reliability, and efficient capacity for our users. The system directly connects to our users’ Transportation Management Systems, integrating TuSimple Connect into their supply chain and creating a close user relationship. Our users can book and track their freight seamlessly with real-time two way communication that allows our AFN to dynamically match freight supply with demand.

Network-Based Approach

Network-Based Approach Encourages Faster Adoption. We believe that our AFN will provide a superior user experience by solving truck freight supply and demand pain points while significantly improving safety and lowering emissions. We expect our superior user experience and attractive per mile economics to drive rapid adoption of our solution. As demand increases, we expect utilization rates of semi-trucks already on our AFN to grow, which will make adding additional semi-trucks, terminals, and routes increasingly attractive. More fully autonomous semi-trucks, terminals, and routes increase available capacity on our AFN which further enable the on-demand nature of our solution. Our capital light business model significantly reduces friction to scale and allows capacity to be added quickly by leveraging third parties to finance additional fully autonomous semi-

trucks and strategic terminal locations. As more semi-trucks, terminals, and routes are added, freight capacity and on-demand availability on the AFN increase as well, leading to a self-perpetuating system and further accelerating network growth.

Our Competitive Strengths

We believe that the following strengths position us well to lead the transition to autonomous trucking and build an attractive, network based business model:

We are the Leader in Autonomous Trucking. We have accomplished many first of their kind milestones for a fully autonomous semi-truck technology company. We believe that we are further in the development of our autonomous technology and closest to commercialization than any fully autonomous semi-truck technology company.

•	First to announce partnerships with OEMs via our Navistar and TRATON partnerships

•	First to announce an investment from a major carrier when UPS invested in our company in 2019

•	First to establish a near highway terminal for autonomous commercial freight operations

•	First and only to demonstrate fully autonomous semi-truck driving on both surface streets and highways

•	First fully autonomous semi-truck to haul a paid freight load

We Are Solely Focused on the Truck Freight Market. Autonomous trucking has specific technical and operational challenges. Fully autonomous semi-truck driving operations are materially different than passenger cars, principally as a result of a semi-truck’s weight, size, and configuration. Furthermore, a semi-truck engaged in hauling freight is a significantly different use case than a personal vehicle or rideshare vehicle principally engaged in passenger transportation in urban environments. We believe that our focus on the particular challenges of the truck freight market provides a significant competitive advantage relative to companies which have historically focused on autonomous passenger vehicle development.

Autonomous Technology Leadership. Our intellectual property portfolio includes over 190 patents worldwide. Some of the key elements of our technology include our 1,000 meter perception system, multi-sensor fusion, prediction model, and planning capabilities. We believe that our technology is highly differentiated and is a key enabler of bringing our solution to commercialization.

Validation of our Technology and Approach. Our partnerships with, and in some cases investments from, sophisticated companies from the freight and technology industries, such as NVIDIA, UPS, Navistar, and TRATON, validate the strength of our technology and our business model. We believe that we have the most significant and most numerous points of external validation of our technology and approach among autonomous trucking technology companies.

Proprietary Relationships with World Class Hardware Partners. Our partnerships with semi-truck OEMs such as Navistar and TRATON as well as other hardware partners such as NVIDIA help us develop a reliable, scalable production semi-truck. The partnerships allow us to primarily focus our technology development on our proprietary core fully autonomous semi-truck software while gaining the benefits of capital light vertical integration.

Our AFN has an Unmatched Group of Global Leaders in Freight. We have developed an ecosystem of users and commercial partners including UPS, McLane, JB Hunt, and U.S. Xpress, who are some of the largest and most sophisticated participants in the freight ecosystem. Our partners are critical in helping us test and develop our autonomous trucking solution and accelerate adoption of our AFN.

Environmental Sustainability Benefits. We have demonstrated a 10% improvement in fuel efficiency compared to traditional truck freight through our technology. This was conducted through a study with University of California San Diego and using empirical data with our users. We believe that fuel efficiency is important to large shippers and fleets, both in terms of cost savings and for reducing carbon footprint.

World Class Management Team with Multi-Disciplinary Experience. Our organization is led by a world class team with a diversity of expertise and experience. The team is balanced across entrepreneurial, finance, trucking technology, and logistics expertise with experience at some of the world’s foremost organizations in those areas. We believe that this team is critical to our success given the scale and complexity of the market which we are transforming. By drawing from experiences ranging across technology, logistics, investing, and other relevant areas, we believe that our team is a core competitive strength as we build out our AFN.

Industry Leading Technology Team. Members of our technical team have made significant contributions to the advancement of artificial intelligence and machine vision technologies. For example, members of our team invented Spectral Saliency Theory, which is one of the most influential theories of the past decade relating to machine vision, which is a key enabler for safe and reliable L4 autonomous truck operations.

Our Strategy

We continue to build on our position as a global leader in autonomous trucking technology, building safer, more reliable, efficient and lower carbon footprint freight transportation. Key elements of our strategy include:

Build Upon Our Track Record of Autonomous Trucking Achievements. Since our founding in 2015, we have pushed the boundaries of autonomous vehicle software and hardware. Our centralized data processing and storage system is designed to maximize the value of our 2.3 million road miles and 100+ million simulation miles, allowing us to become a leader in solving complex autonomous trucking edge cases.

Expand our Autonomous Freight Network Across the U.S. We intend to build out our network of freight terminals, AFN partners, and HD digital mapped routes, expanding from our existing footprint in Arizona, New Mexico, and Texas to nationwide coverage across major interstate highways by 2024. We are currently mapping roadways at a pace of over 250 miles per week. Our goal is to achieve route map coverage of the entire continental U.S. by 2024. We intend to have revenue sharing agreements with our ecosystem partners, which we believe will incentivize them to help expand and enhance our AFN. In addition, carriers and shippers will have the opportunity to significantly improve their operating margins by participating in our AFN as users and commercial partners, creating a powerful network effect.

Demonstrate Driver-Out Testing. In 2021, we expect to demonstrate our semi-truck operating on public roads without a safety driver or passenger on-board. This demonstration is designed to prove out the advanced progress of our technology and will serve as one of the key upcoming milestones toward full autonomous freight operations.

Begin Production of Our Purpose-Built Fully Autonomous Semi-Truck. In partnership with Navistar, we have commenced co-development of a purpose-built fully autonomous semi-truck for commercial production by 2024 for the U.S. market. In the third quarter of 2020, we, along with Navistar, started taking reservations for the semi-truck, which we expect to be an important indicator of user demand for our offering.

Offer Multiple Ways to Serve Our Users. We will offer several ways for users to access our AFN, both for those that prefer an asset light model and those that prefer to own their fleet. A summary of our different user offerings is set forth in the business section under “Our Solution.”

Continued Focus on Achievement of Key Technology and Business Milestones. We intend to continue to build on our existing technological and business milestones to advance towards full commercialization. We will continue to enhance our fully autonomous semi-truck technology and establish additional commercial partnerships in key areas, such as hardware, financing, insurance, and freight brokerage.

Global Expansion. In addition to building our U.S. based AFN, we intend to expand commercialization internationally. We plan to build a purpose-built fully autonomous semi-truck specifically for the Europe and China market with our OEM partner TRATON. Our expansion in both regions will augment and complement our AFN commercialization in the United States.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	Autonomous driving is an emerging technology and involves significant risks and uncertainties.

•

Our business model has yet to be tested, and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, and harm our reputation and could result in substantial liabilities that exceed our resources.

•

We are subject to substantial regulations, including regulations governing autonomous vehicles, and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

•	We are an early stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future.

•	We expect to need to raise additional funds, and these funds may not be available to us on attractive terms when we need them, or at all.

•

We depend on the experience and expertise of our senior management team, technical engineers, and certain key employees, and losing one or more of such individuals could harm our business, operating results, and financial condition.

•

We rely on third-party suppliers, and because some of the raw materials and key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes.

•

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, including reputational harm, increased insurance premiums, or the need to self-insure, which could adversely affect our business and operating results.

•

If our fully autonomous semi-trucks fail to perform as expected, our ability to develop our AFN and market, sell, or lease our purpose-built fully autonomous semi-trucks could be harmed. Future product recalls involving our purpose-built fully autonomous semi-trucks or hardware deployed on our fully autonomous semi-trucks could materially and adversely affect our business, prospects, operating results, and financial condition.

•

Unauthorized control or manipulation of systems in autonomous semi-trucks may cause them to operate improperly or not at all, or compromise their safety and data security, which could result in loss of confidence in us and our products, cancellation of contracts with certain of our OEM or Tier 1 partners, and harm our business.

•	We may become subject to litigation brought by third parties claiming infringement, misappropriation, or other violation by us of their intellectual property rights.

•

Our business may be adversely affected if we are unable to adequately establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology and other intellectual property rights.

•	We face risks associated with our international operations, including unfavorable regulatory, political, tax, and labor conditions, which could harm our business.

•	Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.

•	The COVID-19 pandemic may adversely affect our business and operating results, along with those of our suppliers and users.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results, and prospects may be adversely affected.

Corporate Information

Our principal executive offices are located at 9191 Towne Centre Drive, Suite 600, San Diego, CA 92122, and our telephone number is (619) 916-3144. Our website address is www.tusimple.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “TuSimple,” “the company,” “we,” “us,” and “our” refer to Tusimple (Cayman) Limited, an exempted company with limited liabilities incorporated in the Cayman Islands, and its consolidated subsidiaries taken as a whole.

We began developing our autonomous truck solutions in the United States and China in 2015 through certain predecessor entities, including TuSimple LLC in the United States. In 2016, Tusimple (Cayman) Limited was incorporated under the laws of the Cayman Islands to serve as the holding company for TuSimple, Inc., a California corporation that is the successor of TuSimple LLC and the entity through which we currently carry out substantially all of our operations, and our other international subsidiaries, and all of the assets and operations related to our autonomous truck solutions business were assigned to us.

The chart below summarizes our corporate structure and identifies our subsidiaries as of the date of this prospectus:

Trademarks

The TuSimple logo, “TuSimple,” and our other registered and common law trade names, trademarks, and service marks are the property of Tusimple (Cayman) Limited or our subsidiaries. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we no longer qualify as an “emerging growth company,” whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

THE OFFERING

Ordinary shares offered by us	shares

Ordinary shares to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their right to purchase additional ordinary shares in full)

Underwriters’ right to purchase additional ordinary shares from us	We have granted the underwriters the right for a period of 30 days from the date of this prospectus to purchase up to additional ordinary shares from us to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise their right to purchase additional shares from us in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace, and create a public market for our ordinary shares. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including funding our operating needs. However, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies, or businesses. However, we currently have no agreements or commitments to complete any such transactions. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our ordinary shares.

Proposed trading symbol	“TSP”

The number of ordinary shares that will be outstanding after this offering is based on                  ordinary shares (including preferred shares on an as-converted basis and reclassified as ordinary shares) outstanding as of December 31, 2020, and excludes:

•	ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2020, with a weighted-average exercise price of $ per share;

•	ordinary shares issuable upon the vesting and settlement of share value awards awarded after December 31, 2020;

•	ordinary shares reserved for future issuance under our 2017 Share Plan, which shares will cease to be available for issuance at the time our 2020 Equity Incentive Plan becomes effective; and

•

            ordinary shares reserved for issuance under our 2020 Equity Incentive Plan, which will become effective in connection with the completion of this offering. Our 2020 Equity Incentive Plan also provide for automatic annual increases in the number of shares reserved under these plans, as more fully described in “Management—Equity Plans.”

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of our preferred shares into an aggregate of ordinary shares immediately prior to the completion of this offering;

•	the effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering;

•

the cash exercise of a warrant to purchase                  Series E preferred shares that expire upon the completion of this offering and that are exercisable at a price of $14.1401 per share, which will result in the issuance of                  ordinary shares upon the completion of this offering assuming an initial public offering price of $                per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus);

•

the cash exercise of a warrant to purchase                  Series E-2 preferred shares that expire upon the completion of this offering and that are exercisable at a price of $11.31208 per share, which will result in the issuance of                  ordinary shares upon the completion of this offering assuming an initial public offering price of $                per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus);

•	no exercise of the underwriters’ option to purchase additional ordinary shares from us; and

•	no exercise or cancellation of outstanding options or warrants (except as noted above) and no settlement of outstanding share value awards subsequent to December 31, 2020.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2018, 2019, and 2020 and the summary consolidated balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	Years Ended December 31,
	2018	2019	2020
	(in thousands, except share and per share data)
Summary Consolidated Statements of Operations Data
Revenue	$9	$710	$
Costs and expenses:
Cost of revenue	—	1,595
Research and development	32,278	63,619
Sales and marketing	1,085	814
General and administrative	12,175	21,962

Total costs and expenses	45,538	87,990

Loss from operations	(45,529)	(87,280)
Other income, net	495	2,397

Loss before provision for income taxes	(45,034)	(84,883)
Provision for income taxes	—	—

Net loss	(45,034)	(84,883)
Net loss attributable to noncontrolling interests	16	43

Net loss attributable to Tusimple (Cayman) Limited	$(45,018)	$(84,840)	$
Accretion of redeemable convertible preferred shares	—	(201)
Deemed dividend on exchange of Series A-2 redeemable convertible preferred shares for ordinary shares	—	(60,000)

Net loss attributable to ordinary shareholders	$(45,018)	$(145,041)	$

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.70)	$(2.47)	$

Weighted average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	64,734,628	58,700,441

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited) (1)			$
Weighted average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)

(1)

Pro forma net loss per share reflects the following adjustments: (i) the automatic conversion of all outstanding preferred shares into an aggregate of                ordinary shares, (ii) the filing and effectiveness of our amended and restated memorandum and articles of association, each of which will occur immediately prior to the completion of this offering, and (iii) the sale by us of ordinary shares in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents our summary consolidated balance sheets data as of the dates indicated.

As of December 31, 2020
	Actual	Pro Forma (1)	Pro Forma As Adjusted, (2) (3)
(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	$	$	$
Working capital
Total assets
Redeemable convertible preferred shares
Accumulated deficit
Total shareholders’ deficit

(1)

The pro forma consolidated balance sheet data reflects (i) the automatic conversion of all outstanding preferred shares into an aggregate of                 ordinary shares and (ii) the filing and effectiveness of our amended and restated memorandum and articles of association, each of which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (i) the pro forma adjustments described in footnote (1) above; and (ii) the sale by us of                 ordinary shares in this offering at the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, and total shareholders’ equity by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting assumed underwriting discounts and commissions. We may also increase (decrease) the number of shares we are offering. Each increase (decrease) of 1.0 million shares offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, and total shareholders’ equity by approximately $                million, assuming the assumed initial public offering price per share remains the same, after deducting assumed underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered, and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our securities involves a high degree of risks. Before you make a decision to purchase our securities, in addition to the risks and uncertainties discussed above under “Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity, and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to Our Technology, Business Model, and Industry

Autonomous driving is an emerging technology and involves significant risks and uncertainties.

Our autonomous driving technology is highly dependent on internally-developed software, as well as on partnerships with third parties such as semi-truck original equipment manufacturers (“OEM”) and other Tier 1 suppliers. We develop and integrate our autonomous driving technology and work with OEMs and other suppliers to develop autonomous driving technology hardware.

We currently operate on our Autonomous Freight Network (“AFN”) fully autonomous semi-trucks equipped with our autonomous driving technology. We also partner with OEMs, such as Navistar and TRATON, that are seeking to manufacture purpose-built fully autonomous semi-trucks capable of incorporating our autonomous driving technology, and may in the future partner with other OEMs. In addition to OEMs, we depend on other third parties, such as ZF, Knorr-Bremse, and Nvidia, to produce components for our fully autonomous semi-trucks. The timely development and performance of our autonomous driving programs is dependent on the materials, cooperation, and quality delivered by our partners. Further, we do not control technology for serial production, such as brakes, gear shifting, and steering. There can be no assurance that those applications can be developed and validated at the high reliability standard required for Level 4 autonomous driving in a cost-effective and timely manner. Our dependence on these relationships exposes us to the risk that components manufactured by OEMs or other suppliers could contain defects that would cause our autonomous driving technology to not operate as intended.

Although we believe that our algorithms, data analysis and processing, and artificial intelligence technology are promising, we cannot assure you that our technology will achieve the necessary reliability for Level 4 autonomy at commercial scale. For example, we are still improving our technology in terms of handling non-compliant driving behavior by other cars on the road and low reflectivity objects and performing in extreme weather conditions, such as snow or heavy fog. There can be no assurance that our data analytics and artificial intelligence could predict every single potential issue that may arise during the operation of our fully autonomous semi-trucks.

We have a limited operating history in a new market and face significant challenges as our industry is rapidly evolving.

We commenced operations in 2015 and recently launched in July 2020 our AFN, an ecosystem consisting of fully autonomous semi-trucks, high definition digital mapped routes, strategically placed terminals, and TuSimple Connect, a proprietary cloud-based autonomous operations oversight system. We expect to derive substantially all of our revenue from our AFN, which is still in the early stages of development and commercialization.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into a novel industry, including, among other things, with respect to our ability to:

•	navigate an evolving and complex regulatory environment;

•	design, outfit, and produce safe, reliable, and quality fully autonomous semi-trucks with our partners on an ongoing basis;

•	successfully produce with OEM partners a line of purpose-built fully autonomous semi-trucks on the timeline we estimate;

•	improve and enhance our software and autonomous technology;

•	establish and expand our user base;

•	successfully market our AFN and our other products and services;

•	properly price our products and services;

•	improve and maintain our operational efficiency;

•	maintain a reliable, secure, high-performance, and scalable technology infrastructure;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

•	build a well-recognized and respected brand.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. There are also a number of additional challenges to Level 4 autonomous driving, many of which are not within our control, including market acceptance of autonomous driving, governmental licensing requirements, concerns regarding data security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us), and the general perception that an autonomous vehicle is not safe because there is no human driver. There can be no assurance that the market will accept our technology, in which case our future business, results of operations and financial condition could be adversely affected.

The autonomous trucking and freight transport industry is in its early stages and is rapidly evolving. Our autonomous driving technology has not yet commercialized at scale. We cannot assure you that we will be able to adjust to changing market or regulatory conditions quickly or cost-effectively. If we fail to do so, our business, results of operations and financial condition will be adversely affected.

Our business model has yet to be tested and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

You should be aware of the difficulties normally encountered by a relatively new enterprise that is beginning to scale its business, many of which are beyond our control, including unknown future challenges and opportunities, substantial risks and expenses in the course of entering new markets and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. There is, therefore, substantial uncertainty that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties, or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

Our future business depends in large part on our ability to continue to develop and successfully commercialize our Level 4 autonomous driving technology, our AFN, and other freight capacity services we plan to offer. Our ability to develop, deliver, and commercialize at scale our autonomous driving software and systems to support or perform autonomous operation of large semi-trucks is still unproven.

Our continued enhancement of our autonomous driving technology is and will be subject to risks, including with respect to:

•	our ability to continue to enhance our data analytics and software technology;

•	designing, developing, and securing necessary components on acceptable terms and in a timely manner;

•	our ability to attract, recruit, hire, and train skilled employees; and

•	our ability to enter into strategic relationships with key members in the trucking and freight transport industries, as well as component suppliers.

We have limited experience to date in applying our autonomous driving technology at scale. While we currently operate autonomous semi-trucks equipped with our autonomous driving technology, we have not yet produced and sold to third parties our purpose-built fully autonomous semi-trucks at scale. Even if we are successful in developing and commercializing our technology, we could face unexpected difficulties, delays, and cost overruns, including as a result of factors beyond our control such as unforeseen issues with our technology, problems with suppliers, and adverse regulatory developments. Any failure to develop our technology within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results, and financial condition.

Since the market for autonomous solutions is relatively new and disruptive, if our Level 4 autonomous driving technology fails to gain acceptance from users and other stakeholders in the freight transportation industry, our business, prospects, operating results, and financial condition could be materially harmed.

Demand for autonomous driving technology depends to a large extent on general, economic, political, and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our solutions, including the AFN, or the future growth of the markets in which we operate. Despite the fact that the automotive industry has engaged in considerable effort to research and test Level 2 and Level 3 autonomous cars, our technology targeting Level 4 autonomous semi-trucks requires significant investment and may never be commercially successful on a large scale, or at all.

Further, even if we succeed in operating at commercial scale, because of the disruptive nature of our business to the freight transportation industry, key industry participants may not accept our AFN, may develop competing services or may otherwise seek to subvert our efforts. For example, autonomous semi-trucks might displace individual semi-truck drivers and small fleet owners. Labor unions may also raise concerns about autonomous semi-trucks displacing drivers or otherwise negatively affecting employment opportunities for their members, as has been the case in other industries that have been subject to automation. This has in the past resulted, and could in the future result, in negative publicity, lobbying efforts to U.S. local, state, and federal, lawmaking authorities, or equivalent authorities in the foreign jurisdictions in which we seek to do business, to implement legislation or regulations that make it more difficult to operate our business or boycotts of us or our users. Any such occurrences could materially harm our future business.

Additionally, regulatory, safety, and reliability issues, or the perception thereof, many of which are outside of our control, could also cause the public or our potential partners and users to lose confidence in autonomous solutions in general. The safety of such technology depends in part on user interaction and users, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been several crashes involving automobiles of other manufacturers resulting in death or personal injury where autopilot features are engaged. Even though these incidents were unrelated to our AFN and our technology, such cases resulted in significant negative publicity and, in the future, could result in suspension or prohibition of self-driving vehicles. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.

Our autonomous driving technology and related hardware and software could have undetected defects, errors or bugs in hardware or software which could create safety issues, reduce market adoption, damage our reputation with current or prospective users or expose us to product liability and other claims that could materially and adversely affect our business.

Our autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. We may be unable to timely correct problems to our partners’ and users’ satisfaction. Additionally, there may be undetected errors or defects especially as we introduce new systems or as new versions are released. These risks are particularly prevalent in the highly competitive freight transport market, as any such errors or defects could delay or prevent the adoption of autonomous driving technology in trucks. Errors or defects in our products may only be discovered after they have been tested, commercialized, and deployed. If that is the case, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us. Our reputation or brand may be damaged as a result of these problems and users may be reluctant to use our services, which could adversely affect our ability to retain existing users and attract new users, and could materially and adversely affect our financial results.

In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Any such lawsuit may cause irreparable damage to our brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our services. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be materially and adversely affected.

The operation of our fully autonomous semi-trucks is different from non-autonomous semi-trucks and may be unfamiliar to our users and other road users.

We have specifically engineered our fully autonomous semi-trucks with our technology to provide a superior ability to sense, predict, and react to real-world driving situations. Our proprietary artificial intelligence (“AI”) and machine vision capabilities are specifically engineered to meet the demands of commercial trucks. In certain instances, these protections may cause the vehicle to behave in ways that are unfamiliar to drivers of non-autonomous driving trucks. For example, our fully autonomous semi-trucks adhere strictly to safety rules, including stopping for three seconds at a stop sign. These safety rules may not be strictly adhered to by human drivers, and thus may be unfamiliar or come as a surprise to other drivers on the road.

Furthermore, there can be no assurance that our users will be able to properly adapt to the different operation processes for our fully autonomous semi-trucks. For example, they may not be able to adapt their business processes to address activities such as the dispatching of trucks, pre-trip inspections, remote monitoring, and rescuing of trucks. Any accidents resulting from such failure to operate our fully autonomous semi-trucks properly could harm our brand and reputation, result in adverse publicity, and product liability claims, and have a material adverse effect on our business, prospects, financial condition, and operating results.

We operate in a highly competitive market and some market participants have substantially greater resources than we do. We compete against a large number of both established competitors and new market entrants.

The market for autonomous trucking and freight transport solutions is highly competitive. Many companies are seeking to develop autonomous trucking and delivery solutions. Competition in these markets is based primarily on technology, innovation, quality, safety, reputation, and price. Our future success will depend on our ability to further develop and protect our technology in a timely manner and to stay ahead of existing and new competitors. Our competitors in this market are working towards commercializing autonomous driving technology and may have substantial financial, marketing, research and development, and other resources. Some examples of our competitors include Waymo, Aurora, Embark, and Ike.

In addition, we also face competition from traditional freight transport companies, such as non-autonomous trucking companies, railroads, and air carriers. Traditional shipping fleets and other carriers operating with human drivers are still the predominant operators in the market. Because of the long history of such traditional freight transport companies serving the freight market, there may be many constituencies in the market that would resist a shift towards autonomous freight transport, which could include lobbying and marketing campaigns, particularly because our technology will displace semi-truck drivers. In addition, the market leaders in the automotive industry may start, or have already started, pursuing large scale deployment of autonomous vehicle technology on their own. These companies may have more operational and financial resources than us. We cannot guarantee that we will be able to effectively compete with them. We may also face competition from Tier 1 suppliers and other technology and automotive supply companies if they decide to expand vertically and develop their own autonomous semi-trucks, some of whom have significantly greater resources than we do. We do not know how close these competitors are to commercializing autonomous driving systems.

Furthermore, although we believe that we have the first-mover advantage in the competitive autonomous freight segment, many established and new market participants have entered or have announced plans to enter the autonomous vehicle market. Most of these participants have significantly greater financial, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. If existing competitors or new entrants are able to commercialize earlier than expected, our competitive advantage could be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely on our business partners and other industry participants for our AFN. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with them could harm our business.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in the trucking and automotive industry to help us in our efforts to continue to enhance our technology, commercialize our solutions, and drive market acceptance. We have established partnerships with leading semi-truck manufacturers, such as Navistar, to co-develop and validate critical components required for Level 4 autonomous semi-trucks. We will also need to identify and negotiate additional relationships with other third parties, such as those who can provide service centers, maintenance, refueling, roadside service, towing, sensor support, and financing services. We may not be able to successfully identify and negotiate definitive agreements with these third parties to provide the services we would require on terms that are attractive or at all, which would cause us to incur increased costs to develop and provide these capabilities.

Collaboration with these third parties is subject to risks, some of which are outside our control. For example, certain of our agreements with our partners grant our partner or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. If any of our partnerships with semi-truck manufacturers, such as our agreement with Navistar, are terminated, it may delay or prevent our efforts to produce purpose-built fully autonomous semi-trucks at scale. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technology or with whom we may prefer to partner with for other reasons. We could experience delays to the extent our partners do not meet agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development project. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. Our ability to successfully commercialize could also be adversely affected by perceptions about the quality of our or our partners’ trucks.

If our existing partner agreements were to be terminated, we may be unable to enter into new agreements on terms and conditions acceptable to us. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

We rely on third-party suppliers and because some of the raw materials and key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to users.

All of the components that are used to outfit semi-trucks with our autonomous technology and that will be used to manufacture our purpose-built fully autonomous semi-trucks are sourced from third-party suppliers. To date, the semi-trucks we have used have had our autonomous technology added to an existing semi-truck design and we are working to have fully-integrated trucks available for users by 2024. We do not have any experience in managing a large supply chain to manufacture and deliver products at scale. In addition, some of the key components used to manufacture our fully autonomous semi-trucks come from limited or sole sources of supply. For example, we depend on actuation suppliers to develop and design redundant actuation for steering, braking, and engine transmission. We are also dependent on our suppliers’ production timeline for supplying automotive-grade LiDAR at scale. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, our agreements with our third party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors. We may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill user orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to users. This could adversely affect our relationships with our users and could cause delays in our ability to expand our operations, including with our partners manufacturing purpose-built fully autonomous semi-trucks. Even where we are able to pass increased component costs along to our users, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to have sufficient ability to meet user demand, which may result in users using competitive services instead of ours.

Risks Related to Our Financial Position and Need for Additional Capital

We are an early stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred net losses of $45.0 million and $84.9 million for the years ended December 31, 2018 and 2019, respectively. We have not recognized a material amount of revenue to date and we had accumulated deficit of $218.7 million as of December 31, 2019. We have developed and launched our AFN but there can be no assurance that it will be commercially successful at scale. Our potential profitability is dependent upon a number of factors, many of which are beyond our control.

We expect the rate at which we will incur losses to be significantly higher in future periods as we:

•	design, develop, and manufacture purpose-built fully autonomous semi-trucks with our OEM partners;

•	seek to achieve and commercialize full Level 4 autonomy for our fully autonomous semi-trucks;

•	seek to expand our AFN, on a nationwide basis in the United States and internationally;

•	expand our design, development, maintenance, and repair capabilities;

•	respond to competition in the autonomous driving market and from traditional freight transportation providers;

•	respond to evolving regulatory developments in the nascent autonomous vehicle market;

•	increase our sales and marketing activities; and

•	increase our general and administrative functions to support our growing operations and for being a public reporting company.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenue, our losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenue, which would further increase our losses. In particular, we expect to incur substantial and potentially increasing research and development (“R&D”) costs. Our R&D costs were $32.3 million and $63.6 million during the years ended December 31, 2018 and 2019, respectively, and are likely to grow in the future. Because we account for R&D as an operating expense, these expenditures will adversely affect our results to operations in the future. Further, our R&D program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue, or become profitable.

We expect to need to raise additional funds and these funds may not be available to us on attractive terms when we need them, or at all. If we cannot raise additional funds on attractive terms when we need them, our operations and prospects could be negatively affected.

The commercialization of fully autonomous semi-trucks outfitted with our technology, purpose-built fully autonomous semi-trucks manufactured by our OEM partners and our AFN and related technology is capital-intensive. To date, we have financed our operations primarily through the issuance of equity securities in private placements and the issuance of convertible debt securities. We will need to raise additional capital to continue to fund our research and development and commercialization activities and to improve our liquidity position. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market volatility, investor acceptance of our business plan, regulatory requirements, including foreign investment reviews, and the successful development of our autonomous technology. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us.

We may raise these additional funds through the issuance of equity, equity related, or debt securities. To the extent that we raise additional financing by issuing equity securities or convertible debt securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantee and pledge of equity interest in order to extend loans to us. We cannot be certain that additional funds will be available to us on attractive terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business, and prospects could be materially adversely affected.

We may be subject to risks associated with potential future acquisitions.

Although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technology or businesses that are complementary to our existing business. Any future acquisitions and the subsequent integration of new assets and businesses would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations, and consequently our results of operations and financial condition. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Risks Related to Our Business Operations

We depend on the experience and expertise of our senior management team, technical engineers, and certain key employees, and the loss of any executive officer or key employee, or the inability to identify and recruit executive officers, technical engineers, and key employees in a timely manner, could harm our business, operating results, and financial condition.

Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team or key employees resulting from the hiring or departure of executives or key employees, which could disrupt our business. We do not maintain key-man insurance for any member of our senior management team or any other employee. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense in the technology industry, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. Furthermore, it can be difficult to recruit personnel from other geographies to relocate to our Southern California location. We may also need to recruit highly qualified technical engineers internationally and therefore subject us to the compliance of relevant immigration laws and regulations. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our AFN in a timely manner and our business and future growth prospects could be adversely affected.

We have experienced rapid growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. Our number of full-time employees has increased significantly over the last few years, from 131 employees as of January 1, 2018 to 648 employees as of June 30, 2020. The recent rapid growth in our business has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, and financial resources, as well as our infrastructure. We plan to continue to expand our operations in the future. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures.

We rely heavily on information technology (“IT”) systems to manage critical business functions. To manage our growth effectively, we must continue to improve and expand our infrastructure, including our IT, financial, and administrative systems and controls. In particular, we may need to significantly expand our IT infrastructure as the amount of data we store and transmit increases over time, which will require that we both utilize existing IT products and adopt new technology. If we are not able to scale our IT infrastructure in a cost-effective and secure manner, our ability to offer competitive solutions will be harmed and our business, financial condition, and operating results may suffer.

We must also continue to manage our employees, operations, finances, research and development, and capital investments efficiently. Our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively or if we fail to appropriately coordinate across our executive, research and development, technology, service development, analytics, finance, human resources, marketing, sales, operations, and customer support teams. As we continue to grow, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure, and ability to maintain the quality of our solutions. If we do not adapt to meet these evolving challenges, or if the current and future members of our management team do not effectively manage our growth, the quality of our solutions may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could cause our business to suffer, which, in turn, could have an adverse impact on our business, financial condition, and operating results.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited, if any, experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, including reputational harm, increased insurance premiums or the need to self-insure, which could adversely affect our business and operating results.

Our technology is used for autonomous driving, which presents the risk of significant injury, including fatalities. We may be subject to claims if one of our or a user’s semi-truck is involved in an accident and persons are injured or purport to be injured or if property is damaged. Any insurance that we carry may not be sufficient or it may not apply to all situations. The risk of serious injury, death, and substantial damage to property is much higher with a substantially heavier fast-moving autonomous semi-truck, as compared to a collision with a slower moving autonomous passenger car in an urban environment. In accidents involving semi-trucks, most of the resulting fatalities are victims outside of the semi-truck. If we experience such an event or multiple events, our insurance premiums could increase significantly or insurance may not be available to us at all. Further, if insurance is not available on commercially reasonable terms, or at all, we might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of autonomous trucking technology or increase liability associated with its use. Any of these events could adversely affect our brand, relationships with users, operating results, or financial condition.

Our fully autonomous semi-trucks are expensive and, as a result, we, along with our users, may need to obtain financing to purchase or lease semi-trucks.

Because acquiring semi-trucks and then outfitting them with our autonomous technology is expensive, we will need to obtain committed financing capacity for our self-operated fleet to support our growth, and we may in the future be required to find financing solutions to help our users or us purchase or finance our purpose-built fully autonomous semi-trucks manufactured in partnership with OEMs. Our ability to attract financing depends on many factors that are outside of our control, including our or our users’ perceived creditworthiness and the condition of credit markets generally. If we are unable to procure financing partners willing to finance such deployments, our ability to grow our business may be harmed.

We will be required to make significant capital expenditures to maintain our fleet of fully autonomous semi-trucks.

We expect our capital expenditure requirements will primarily relate to maintaining and upgrading our fleet of fully autonomous semi-trucks to serve our users and remain competitive. The aging of our fleet will require us to make regular capital expenditures to maintain our level of service. In addition, changing competitive conditions or the emergence of any significant advances in autonomous driving technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles, our business, financial condition or results of operations could be materially and adversely affected.

We and our manufacturing partners may experience significant delays in the manufacture, launch, and financing of our purpose-built fully autonomous semi-trucks, which could harm our business and prospects.

Any delay in the manufacture, launch, and financing of our purpose-built fully autonomous semi-trucks could materially damage our brand, business, prospects, financial condition, and operating results. Vehicle manufacturers often experience delays in the manufacture and commercial release of new products. To the extent we delay the launch of our purpose-built fully autonomous semi-trucks, our growth prospects could be adversely affected. Furthermore, we rely on third party suppliers for the provision and development of many of the key components and materials that will be used in our existing fully autonomous semi-trucks and those that will be purpose-built. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines.

If our fully autonomous semi-trucks fail to perform as expected, our ability to develop our AFN and market, sell or lease our purpose-built fully autonomous semi-trucks could be harmed. Future product recalls involving our purpose-built fully autonomous semi-trucks or hardware deployed on our fully autonomous semi-trucks could materially and adversely affect our business, prospects, operating results, and financial condition.

Our fully autonomous semi-trucks and, once production begins, our purpose-built fully autonomous semi-trucks may contain defects in design and manufacture that may cause them not to perform as expected or may require repair. For example, our fully autonomous semi-trucks currently use, and our purpose-built fully autonomous semi-trucks are expected to use, a substantial amount of software to operate which will require modification and updates over the life of the vehicle. Software products are inherently complex and often contain defects and errors when first introduced. There can be no assurance that we will be able to detect and fix any defects in the semi-trucks’ hardware or software prior to commencing user sales or during the life of the trucks. Our purpose-built fully autonomous semi-trucks may not perform consistent with users’ expectations or consistent with other trucks that may become available. Any product defects or any other failure of our purpose-built fully autonomous semi-trucks to perform as expected could harm our reputation, ability to develop our AFN and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results, and prospects.

Once production begins, we may experience recalls involving our purpose-built fully autonomous semi-trucks, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, and results of operations. Any product recall in the future may result in adverse publicity, damage our brand, and materially adversely affect our business, prospects, operating results, and financial condition. In the future, we may voluntarily or involuntarily, initiate a recall if any of our purpose-built fully autonomous semi-truck components (including LiDAR sensors, cameras, and other components) prove to be defective or noncompliant with applicable motor vehicle safety standards. Such recalls typically involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition, and results of operations.

If we are unable to establish and maintain confidence in our long-term business prospects among users, securities and industry analysts, and within our industries, or are subject to negative publicity, then our financial condition, operating results, business prospects, and access to capital may suffer materially.

Users may be less likely to purchase or use our fully autonomous semi-trucks if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among users, suppliers, securities and industry analysts, and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history at scale, user unfamiliarity with our solutions, any delays in scaling manufacturing, delivery, and service operations to meet demand, competition and uncertainty regarding the future of autonomous vehicles, and our performance compared with market expectations.

We identified a material weakness in our internal control over financial reporting for the years ended December 31, 2018 and 2019, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

In connection with the contemporaneous audits of our financial statements for the years ended December 31, 2018 and 2019, we identified control deficiencies in the design and implementation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weakness identified in our internal control over financial reporting related to a lack of appropriately designed and implemented controls over the review and approval of manual journal entries (including consolidation entries) and the related supporting journal entry calculations. We have taken and plan to take the following actions: (i) hiring of additional finance and accounting personnel over time to augment our accounting staff and to provide more resources for complex accounting matters and financial reporting; and (ii) further developing and implementing formal policies, processes, and documentation procedures relating to our financial reporting. However, we cannot assure you that these measures will be sufficient to remediate the material weakness that has been identified or prevent future material weaknesses or significant deficiencies from occurring.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). In light of the control deficiencies and the resulting material weakness that were previously identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified.

We may identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, and we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Under Section 404 of the Sarbanes-Oxley Act, we will be required to evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, provide a management report on internal control over financial reporting. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. We cannot assure that our existing material weakness will be remediated or that additional material weaknesses will not exist or otherwise be discovered, any of which could adversely affect our reputation, financial condition, and results of operations.

Pandemics and epidemics, including the ongoing COVID-19 pandemic, natural disasters, terrorist activities, political unrest, and other outbreaks could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity, and the extent to which we will be impacted will depend on future developments, which cannot be predicted.

During the ongoing global COVID-19 pandemic, the capital markets are experiencing pronounced volatility, which may adversely affect investor’s confidence and, in turn may affect, our initial public offering.

In addition, the COVID-19 pandemic has caused us to modify our business practices (such as employee travel plan and cancellation of physical participation in meetings, events, and conference), and we may take further actions as required by governmental authorities or that we determine are in the best interests of our employees, users, and business partners. In addition, the business and operations of our manufacturers, suppliers, and other business partners have also been adversely impacted by the COVID-19 pandemic and may be further adversely impacted in the future, which could result in delays in our ability to commercialize our autonomous trucking solutions.

As a result of social distancing, travel bans, and quarantine measures, access to our facilities, users, management, support staff, and professional advisors has been limited, which in turn has impacted, and will continue to impact, our operations, and financial condition.

The extent to which COVID-19 impacts our, and those of our partners and potential users, business, results of operations, and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the occurrence of a “second wave,” duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even if the COVID-19 outbreak subsides, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services

Risks Related to Our Intellectual Property, Information Technology and Data Privacy

We may become subject to litigation brought by third parties claiming infringement, misappropriation or other violation by us of their intellectual property rights.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. We have received letters from third parties that identify patents owned by third parties and invite us to obtain licenses to such patents. We work with patent counsel to evaluate the merits of their claims and sometimes we may decide to engage in licensing discussions. We may not be able to obtain a commercially reasonable license or a license that we obtain (if any) may not entirely resolve the potential risks of intellectual property infringement. As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve one or more of our competitors focused on using their patents and other intellectual property to obtain competitive advantage, or patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. We expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.

To defend ourselves against any intellectual property claims brought by third parties, whether with or without merits, can be time-consuming and could result in substantial costs and a diversion of our resources. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products, technologies or business operations, or invalidate or render unenforceable our intellectual property.

If our technology is determined to infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, we may be required to do one or more of the following: (i) cease development, sales, or use of our products that incorporate or use the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us; (iii) pay substantial royalties or other damages; or (iv) redesign our technology or one or more aspects or systems of our fully autonomous semi-trucks to avoid any infringement or allegations thereof. The aforementioned options sometimes may not be commercially feasible. Additionally, in our ordinary course of business, we agree to indemnify our users, partners, and other commercial counterparties for any infringement arising out of their use of our intellectual property, along with providing standard indemnification provisions, so we may face liability to our users, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement.

We may also in the future license third party technology or other intellectual property, and we may face claims that our use of such in-licensed technology or other intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We also may not be successful in any attempt to redesign our technology to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed technology on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their success, could seriously harm our reputation with users and in the industry at large.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology and other intellectual property rights.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage, and a decrease in our revenue which would adversely affect our business prospects, financial condition, and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights, and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights, to establish, maintain, protect, and enforce our rights in our technology, proprietary information, and processes. Intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar or superior to ours and that compete with our business.

Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our products or injure our reputation. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect, and enforce our intellectual property and proprietary rights, our business, operating results, and financial condition could be adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

There are a number of recent changes to the patent laws that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act (the “AIA”) enacted in September 2011, resulted in significant changes in patent legislation. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. Circumstances could prevent us from promptly filing patent applications on our inventions.

The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable for business methods. As such, we do not know the degree of future protection that we will have on our technologies, products, and services. While we will endeavor to try to protect our technologies, products, and services with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive, and sometimes unpredictable.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, such as Impression Products, Inc. v. Lexmark International, Inc., Association for Molecular Pathology v. Myriad Genetics, Inc., Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will be broad enough to protect our proprietary rights or otherwise afford protection against competitors with similar technology. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Our competitors may challenge or seek to invalidate our issued patents, or design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results. Also, the costs associated with enforcing patents, confidentiality and invention agreements, or other intellectual property rights may make aggressive enforcement impracticable.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes, and know-how.

We rely on proprietary information (such as trade secrets, know-how, and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, operating results, and financial condition.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which would harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages (or the damages may not be capable of being mitigated or remedied).

We utilize open source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open source code on unfavorable terms or at no cost. This could result in our proprietary software being made available in the source code form and/or licensed to others under open source licenses, which could allow our competitors or other third parties to use our proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of our proprietary technologies and, as a result, sales of our products and services. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title, non-infringement, or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations, and financial condition.

If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our licensees, franchisees or other parties.

Software inevitably contains errors, defects, security vulnerabilities or software bugs, some of which are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our software may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully detect or correct in a timely manner or at all, which could result in security incidents, data breaches, vehicle safety issues, product liability claims, lost revenue, significant expenditures of capital, a delay or loss in market acceptance, and damage to our reputation and brand, any of which could adversely affect our business, results of operations, and financial condition.

We are exposed to, and may be adversely affected by, interruptions to our information technology systems and networks and sophisticated cyber-attacks.

We collect and maintain information in digital form that is necessary to conduct our business, and we rely on information technology systems and networks (“IT systems”) in connection with many of our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control, and as a result, a number of third-party service providers may or could have access to our confidential information. Our operations routinely involve receiving, storing, processing, and transmitting confidential or sensitive information pertaining to our business, users, dealers, suppliers, employees, and other sensitive matters, including intellectual property, proprietary business information, and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential or sensitive information. We have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission, and storage of digital information. Despite the implementation of preventative and detective security controls, such IT systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. Such IT systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information).

We have experienced data breaches, cyber-attacks, attempts to breach our systems, and other similar incidents, none of which have been material. Any future cyber incidents could, however, materially disrupt operational systems, result in the loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information regarding users or employees and jeopardize the security of our facilities. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current IT Systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party service providers may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware, and other cyber-attacks are increasing in both frequency and sophistication and could cause us to incur financial liability, subject us to legal or regulatory sanctions or damage our reputation with users, dealers, suppliers, and other stakeholders. We continuously seek to maintain information security and controls, however our efforts to mitigate and address network security problems, bugs, viruses, worms, malicious software programs, and security vulnerabilities may not be successful and the impact of a material cybersecurity event could have a material adverse effect on our competitive position, reputation, results of operations, financial condition, and cash flows.

Unauthorized control or manipulation of systems in autonomous semi-trucks may cause them to operate improperly or not at all, or compromise their safety and data security, which could result in loss of confidence in us and our products, cancellation of contracts with certain of our OEM or Tier 1 partners and harm our business.

There have been reports of vehicles of certain OEMs being “hacked” to grant access to and operation of the vehicles to unauthorized persons. Our fully autonomous semi-trucks contain complex IT systems and are designed with built-in data connectivity. We have designed, implemented, and tested security measures intended to prevent unauthorized access to our information technology networks and systems installed in our fully autonomous semi-trucks. However, hackers may attempt to gain unauthorized access to modify, alter, and use such networks and systems to gain control of, or to change, our semi-trucks’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by our products. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. Any such security incidents could result in unexpected control of or changes to the vehicles’ functionality and safe operation and could result in legal claims or proceedings and negative publicity, which would negatively affect our brand and harm our business, prospects, financial condition, and operating results.

We collect, process, transmit, and store personal information in connection with the operation of our business and are subject to various data privacy and consumer protection laws. The costs to comply with, or our actual or perceived failure to comply with, changing U.S. and foreign laws related to data privacy, security, and protection, such as the California Consumer Privacy Act and the E.U. General Data Protection Regulation, or contractual obligations related to data privacy, security, and protection, could adversely affect our financial condition, operating results, and our reputation.

In operating our business and providing services and solutions to clients, we collect, use, store, transmit, and otherwise process employee, partner, and client data, including personal data, in and across multiple jurisdictions. We use the electronic systems of our fully autonomous semi-trucks to log information about each semi-truck’s use in order to aid us in vehicle diagnostics, repair, and maintenance, as well as to help us collect data regarding drivers’ use patterns and preference in order to help us customize and optimize the driving and riding experiences. Our fully autonomous semi-trucks also collect personal information of drivers and passengers, such as a voice command of a person, in order to aid the manual operation of our semi-trucks. When our fully autonomous semi-trucks are in operation, the camera, LiDAR, and other sensing components of our semi-trucks will collect street view, mapping data, landscape images, and other LiDAR information, which may include personal information such as license plate numbers of other vehicles, facial features of pedestrians, appearance of individuals, GPS data, geolocation data, in order train the data analytics and artificial intelligence technology equipped in our semi-trucks for the purpose of identifying different objects, and predicting potential issues that may arise during the operation of our semi-trucks.

We leverage systems and applications that are spread over the United States, China, and Sweden, requiring us to regularly move data across national borders. As a result, we are subject to a variety of laws and regulations in the United States, China, the European Union, and other foreign jurisdictions as well as contractual obligations, regarding data privacy, protection, and security. Some of these laws and regulations require obtaining data subjects’ consent to the collection and use of their data, honoring data subjects’ request to delete their data or limit the processing of their data, providing notifications in the event of a data breach, and setting up the proper legal mechanisms for cross-border data transfers. Some users may refuse to provide consent to our collection and use of their personal information, or may restrict our use of such personal information, and in some cases it is not feasible to obtain consent from data subjects in the general public whose personal information may be captured by our fully autonomous semi-trucks, all of which may hinder our ability to train our data analytics and artificial intelligence technology, and may harm the competitiveness of our technology. In many cases, these laws and regulations apply not only to the collection and processing of personal information from third parties with whom we do not have any contractual relationship, but also to the sharing or transfer of information between or among us, our subsidiaries and other third parties with which we have commercial relationships, such as our service providers, partners, and clients. The regulatory framework for data privacy, protection, and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. In particular, some of these laws and regulations may require us to store certain categories of data collected from individuals residing in a jurisdiction only on servers physically located in such jurisdiction, and may further require us to conduct security assessments and/or adopt other cross-border data transfer mechanisms in order to transfer such data outside of such jurisdiction. With the continuously evolving and rapidly changing privacy regulatory regime, our ability to freely transfer data among our affiliates and with our partners in different jurisdictions may be impeded, or we may need to incur significant costs in order to comply with such requirements. In addition, the number of high-profile data breaches at major companies continues to accelerate, which will likely lead to even greater regulatory scrutiny.

The scope and interpretation of the laws and regulations that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. For example, the E.U. General Data Protection Regulation (the “GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and added a broad array of requirements for handling personal data with respect to EU data subjects. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal data with respect to EU and UK data subjects. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. Among other stringent requirements, the GDPR restricts transfers of data outside of the EU to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the EU to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit our ability to launch our products in the EU and other foreign markets. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Much remains unknown with respect to how to interpret and implement the GDPR and guidance on implementation and compliance practices is often updated or otherwise revised. Given the breadth and depth of changes in data protection obligations, including classification of data and our commitment to a range of administrative, technical and physical controls to protect data and enable data transfers outside of the EU and the United Kingdom, our compliance with the GDPR’s requirements will continue to require time, resources and review of the technology and systems we use to satisfy the GDPR’s requirements, including as EU member states enact their legislation. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR, and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit, Brexit has created uncertainty with regard to the future of regulation of data protection in the United Kingdom.

The implementation of the GDPR has led other jurisdictions to amend, or propose legislation to amend, their existing data protection laws to align with the requirements of the GDPR, with the aim of obtaining an adequate level of data protection to facilitate the transfer of personal data to most jurisdictions from the EU. Accordingly, the challenges we face in the EU will likely also apply to other jurisdictions outside the EU that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity. For example, the U.S., Brazil, the Cayman Islands, China, India, and Japan have also proposed or adopted sweeping new data protection laws, in some cases including data localization laws that will require that personal data stay within their borders.

The U.S. federal government and various states and governmental agencies also have adopted or are considering adopting various laws, regulations, and standards regarding the collection, use, retention, security, disclosure, transfer, and other processing of sensitive and personal information. In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California enacted the California Consumer Privacy Act of 2018 (the “CCPA”) on June 28, 2018, which came into effect on January 1, 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of entities handling personal data of California consumers and meeting certain thresholds. Failure to comply with the CCPA may result in attorney general enforcement action and damage to our reputation. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that result in the loss of certain types of personal information. This private right of action may increase the likelihood of, and risks associated with, class action data breach litigation. In addition, the CCPA’s restrictions on “sales” of personal information may restrict our use of cookies and similar tracking technologies for advertising purposes. To the extent the CCPA applies to us, it will increase our compliance costs and potential liability. In addition, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties of up to $5,000 per violation. New legislation proposed or enacted in Illinois, Massachusetts, New Jersey, New York, Rhode Island, Washington, and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment throughout the United States. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, and may divert resources from other initiatives and projects. Furthermore, non-compliance with data privacy laws and regulations, or a major breach of our network security and systems, could have serious negative consequences for our businesses and future prospects, including possible fines, penalties, and damages, reduced customer demand for our fully autonomous semi-trucks, and harm to our reputation and brand, all of which may have a material and adverse impact on our business, financial condition, and operating results.

We outsource important aspects of the storage, processing, and transmission of personal information, and thus rely on third parties to manage functions that have material cybersecurity risks. In an attempt to address these risks, we may require third-party service providers who handle personal information to sign confidentiality agreements or data processing agreements (if required by applicable data privacy laws), which would contractually require them to safeguard personal information to the same extent that applies to us, and in some cases we require such service providers to complete information security questionnaires, quality verification questionnaires, or undergo third-party security examinations or provide data security certifications or security audit results. In addition, we periodically hire third-party security experts to assess and test our security posture. However, we cannot assure that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of the personal information of our users, employees, drivers, and passengers.

Many statutory requirements include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify users or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors, and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In China, the PRC Cyber Security Law became effective on June 1, 2017. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal information protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal information. Specifically, it requires that network operators take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, maintain the integrity, confidentiality, and availability of network data, take technical and other necessary measures to ensure the security of the personal information they have collected against unauthorized access, alteration, disclosure, or loss, and formulate contingency plans for network security incidents and remediation measures. It also requires a subset of network operators that meet certain thresholds to be critical information infrastructure operators

(“CIIO”) to store personal information and important data collected and generated during its operation within the territory of China locally on servers in China. The interpretation of what network operators are qualified as CIIOs is unclear. If we are deemed to be a CIIO, we would become subject to additional requirements applicable to CIIOs. Any violation of the Cyber Security Law may subject a network operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or criminal liabilities.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards, and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards, and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards, and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices, which could adversely affect our business. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards, and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationship with important clients, and affect our financial condition, operating results, and our reputation.

We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Also, we enter into contracts with third parties (such as our partners and clients) that contain provisions regarding the collection, sharing, and processing of personal information. Although we endeavor to comply with our public statements and documentation as well as our contractual and other privacy-related obligations, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of clients and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies, contractual obligations, or any legal or regulatory requirements, standards, certifications, or orders, or other privacy or consumer protection-related laws and regulations applicable to us, could cause our clients to reduce their use of our fully autonomous semi-trucks and could affect our financial condition, operating results, and our reputation, and may result in governmental or regulatory investigations, enforcement actions, regulatory fines, criminal compliance orders, litigations, breach of contract claims, or public statements against us by government regulatory authorities, our partners and/or clients, data subjects, consumer advocacy groups, or others, all of which could be costly and have an adverse effect on our business.

Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. Non-compliance could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, penalties, judgments, and negative publicity, and may otherwise affect our financial condition, operating results, and our reputation. Given the complexity of operationalizing the GDPR and other data privacy and security laws and regulations to which we are subject, the maturity level of proposed compliance frameworks and the relative lack of guidance in the interpretation of the numerous requirements of the GDPR and other data privacy and security laws and regulations to which we are subject, we may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned products and services and/or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations, and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, all of which may affect our financial condition, operating results, and our reputation. Unauthorized access or disclosure of personal or other sensitive or confidential data of Company (including data about third parties which the Company possesses), whether through systems failure, employee negligence, fraud, or misappropriation, by the Company, our service providers or other parties with whom we do business (if they fail to meet the standards we impose, or if their systems on which our data is stored experience any data breaches or security incidents) could also subject us to significant litigation, monetary damages, regulatory enforcement actions, fines, and criminal prosecution in one or more jurisdictions.

Risks Related to Regulations

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations have a substantial impact on our business, prospects, and our future plans. Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks associated with autonomous driving technology, accidents involving autonomous vehicles, domestic and foreign political developments or considerations, and litigation relating to autonomous vehicles. Changes in government regulations, especially in autonomous driving and the freight industry could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations, our business may be materially and adversely affected.

The costs of complying with safety regulations could increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the semi-trucks that carry our systems go into production, we would be subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers, such as us, to comply with “Early Warning” requirements by reporting certain information to the National Highway Traffic Safety Administration (the “NHTSA”) such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations, and financial condition will be adversely affected.

The U.S. Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. If the obligations associated with complying with safety regulations increase it may require increased resources, divert management’s attention, and adversely affect our business.

We are subject to substantial regulations, including regulations governing autonomous vehicles, and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Our fully autonomous semi-trucks are subject to substantial regulation under international, federal, state, and local laws. Regulations designed to govern autonomous vehicle operation, testing and/or manufacture are still developing and may change significantly. These regulations could include requirements that significantly delay or narrowly limit the commercialization of autonomous vehicles, limit the number of autonomous vehicles that we can manufacture or use on our platform, impose restrictions on the number of vehicles in operation and the locations where they may be operated or impose significant liabilities on manufacturers or operators of autonomous vehicles or developers of autonomous vehicle technology. If regulations of this nature are implemented, we may not be able to commercialize our autonomous vehicle technology in the manner we expect, or at all. In addition, the costs of complying with such regulations could be prohibitive and prevent us from operating our business in the manner we intend.

Further, we are subject to international, federal, state, and local laws and regulations, governing pollution, protection of the environment, and occupational health, and safety, including those related to the use, generation, storage, management, discharge, transportation, disposal, and release of, and human exposure to, hazardous and toxic materials. Such laws and regulations have tended to become more stringent over time.

Fines, penalties, costs or liabilities associated with such existing or new regulations or laws, including as a result of our failure to comply, could be substantial and in certain cases joint and several, and could adversely impact our business, prospects, financial condition, and operating results.

Risks Related to Our International Operations

We face risks associated with our international operations, including unfavorable regulatory, political, tax, and labor conditions, which could harm our business.

While we currently have much of our operations in the United States, we still face risks associated with our current and future international operations. We have international operations in China and subsidiaries in China, Hong Kong, and Japan that are subject to the legal, political, regulatory, and social requirements, and economic conditions in these jurisdictions. Additionally, as part of our long-term growth strategy, we intend to expand our services into other international locations. We are and will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to expand on a global basis, and require significant management attention. These risks include:

•	conforming the semi-trucks equipped with our autonomous technology to various international regulatory requirements as applicable,

•	difficulty in staffing and managing foreign operations;

•	difficulties attracting users in new jurisdictions;

•	differing driving and traffic behavior and road designs and infrastructure in a range of countries, which could delay our ability to enter and expand in different markets;

•	foreign government taxes, regulations, and permit requirements;

•	fluctuations in foreign currency exchange rates and interest rates;

•	United States and foreign government trade restrictions, tariffs, and price or exchange controls;

•

compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our services and products in certain international markets;

•	attract, recruit, and retain talents internationally;

•	foreign labor laws, regulations, and restrictions;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, war or events of terrorism; and

•	the strength of international economies.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changes in global political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where we currently purchase components, seek to offer our services, or conduct our business, could adversely affect our business. The United States has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. For example, such changes could adversely affect the automotive market, our ability to access key components. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on its business, financial condition and results of operations.

As we expand our operations to international markets, we may become subject to various restrictions under U.S. export control laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations (EAR). The U.S. export control laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons, and entities, and also require authorization for the export of certain products using encryption technology. In addition, various countries regulate the import of certain artificial intelligence technology, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our services in those countries. Changes in our offerings, technologies, or semi-trucks, or changes in export and import laws, may delay the introduction and growth of our business in international markets, prevent our users with international operations from using our services or, in some cases, prevent the access or use of our services to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technology targeted by such regulations could result in decreased use of our services or in our decreased ability to export or sell our services to existing or potential users with international operations. Any decreased use of our services or products or limitation on our ability to export or sell our services or products would likely harm our business.

Risks Related to Our Ordinary Shares and This Offering

An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our ordinary shares after this offering could decline below the initial public offering price. If you purchase ordinary shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our ordinary shares may not develop upon closing of our initial public offering or, if it does develop, it may not be sustainable. The lack of an active market may adversely affect your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•

changes in the estimates of our operating results that we provide to the public, our failure to meet these projections, or changes in recommendations by securities analysts that elect to follow our ordinary shares;

•	announcements of technological innovations, new products, acquisitions, strategic alliances, or significant agreements by us or by our competitors;

•	announcements of user additions and user cancellations or delays;

•	rumors and market speculation involving us or other companies in our industry.

•	detrimental adverse publicity about us, our services, or our industry;

•	recruitment or departure of key personnel;

•	the impact of the COVID-19 pandemic;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	the economy as a whole, market conditions in our industry, and the industries of our users;

•	trading activity by a limited number of shareholders who together beneficially own a majority of our outstanding ordinary shares;

•	the expiration of market standoff or contractual lock-up agreements;

•	any other factors discussed in this prospectus.

As the public offering price is substantially higher than our net tangible book value per ordinary share, you will incur immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $            as of December 31, 2020, based on the initial public offering price of $             per ordinary share, because the price that you pay will be substantially greater than the pro forma net tangible book value per ordinary share that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon exercise of options to purchase ordinary shares or the settlement of share value awards under our equity incentive plans, upon vesting of options to purchase ordinary shares under our equity incentive plans, if we issue restricted shares to our employees under our equity incentive plans or if we otherwise issue additional ordinary shares.

Because we do not expect to pay dividends in the foreseeable future after this offering, investors must rely on price appreciation of our ordinary shares for return on the investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ordinary shares price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

If securities or industry analysts do not publish research or reports about our business or if they issue an adverse or misleading opinion regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our financial statement, our intellectual property or our share performance, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. In connection with this offering, we, our officers, directors, and substantially all of existing shareholders have agreed not to sell any of our ordinary shares or are otherwise subject to similar lockup restrictions for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sales” for a more detailed description of the restrictions on selling our securities after this offering.

We are an “emerging growth company,” and the reduced disclosures applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and for as long as we are an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares, and our share price may be more volatile.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Public Company Accounting Oversight Board, the SEC, and              , may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and             , may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we will be required to provide management’s assessment regarding internal control over financial reporting in our second Annual Report on Form 10-K. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of TuSimple as a private company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that became applicable after the completion of this offering. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management’s attention from other business concerns.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us. Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes third party data as well as our estimates relating to the addressable market for our autonomous driving technology. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This risk is particularly heightened due to the uncertain and rapidly changing projections of the severity, magnitude, and duration of the current COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears, and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand, and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Although we believe that these sources are reliable, we have not independently verified the data and information contained in the third-party publications and reports. Certain data included in such third-party publications and reports also includes projections based on a number of assumptions. The autonomous trucking and freight transport industry may not grow at the rate projected by market data, or at all. Any failure of the autonomous trucking and freight transport industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

Concentration of ownership among our existing executive officers, directors, principal shareholders, and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors, principal shareholders, and their affiliates will beneficially own, in the aggregate, approximately        % of our outstanding shares of ordinary shares, and if the underwriter’s option to purchase additional shares is exercised in full, such persons and their affiliates will beneficially own, in the aggregate, approximately        % of our outstanding ordinary shares. In particular, SUN Dream Inc, an affiliate of Sina Corporation, a company listed on the Nasdaq Global Select Market, beneficially owned approximately        % of our outstanding ordinary shares as of December 31, 2020 (and will own approximately        % of our outstanding our ordinary shares as the result of the offering of our ordinary shares or        % if the underwriter’s option to purchase additional shares is exercised in full). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of our memorandum and articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, at a premium.

Our amended and restated memorandum and articles of association effective immediately prior to the completion of this offering include provisions that could limit the ability of others to acquire control of our company, could modify our structure or could cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional, or special rights, and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

Furthermore, because our directors are divided into three classes with staggered terms of three years each, shareholders can only elect or remove a limited number of our directors in any given year. The length of these terms could present an obstacle to certain actions, such as a merger or other change of control, which could be in the interest of our shareholders. Our amended and restated memorandum and articles of association also provide that extraordinary general meetings of our shareholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

We are a Cayman Islands company. Because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have fewer shareholder rights than they would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies with the exception that the shareholders may request a copy of the current amended and restated memorandum and articles of association. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company. As a result, it may be difficult or impossible for you to bring an action against us or against directors and officers who are nationals and residents of countries other than the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law (2020 Revision) (as amended) of the Cayman Islands (the “ES Law”), that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Law, we believe that our company, Tusimple (Cayman) Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Tusimple (Cayman) Limited, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (1) comply with all applicable filing requirements under the Companies Law of the Cayman Islands; and (2) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

There can be no assurance that we will not be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

In general, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents, and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for the current or any future taxable year will depend largely on the value of our goodwill and on how quickly we utilize the cash in our business. We cannot give any assurance as to whether we will be a PFIC for the current or any future taxable year because the value of our goodwill may be determined by reference to the market price of our ordinary shares, which may be volatile given the early stage of our business. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of such taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation— Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

Future sales and issuances of our share capital or rights to purchase share capital could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to decline.

We may issue additional securities following the completion of this offering. Future sales and issuances of our share capital or rights to purchase our share capital could result in substantial dilution to our existing shareholders. We may sell ordinary shares, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our ordinary shares.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Result of Operations,” and “Business.” Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future performance, including our revenue, cost of revenue, and operating expenses;

•	the sufficiency of our cash and cash equivalents to meet our operating requirements;

•	our ability to scale our Autonomous Freight Network, which we refer to as our AFN;

•	our ability to attract new users to services provided on our AFN;

•	our ability to effectively manage our growth and future expenses;

•	the estimated timing for when additional routes will be available;

•	our ability to compete in a market that is rapidly evolving and subject to technological developments;

•	our estimated total addressable market, the market for autonomous truck and freight transport solutions, and our market position;

•	our ability to successfully collaborate with business partners;

•	our ability to obtain, maintain, protect, and enforce our intellectual property;

•	our ability to comply with modified or new laws and regulations applicable to our business or industry;

•	our ability to attract and retain employees with the technical skills we require and other key personnel;

•	our anticipated investments in research and development and sales and marketing, and the effect of these investments on our results of operations;

•	the increased expenses associated with being a public company;

•	our use of the net proceeds from this offering; and

•	the potential impact of the COVID-19 pandemic on our, and our partners’, business and results of operations, and on the global economy generally.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by applicable law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by applicable law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

We obtained the market and industry data used throughout this prospectus from industry and general publications, and research, surveys, and studies conducted by third parties, including Armstrong & Associates, Inc., the American Transportation Research Institute, American Trucking Associations, DAT Solutions, LLC, the Insurance Institute for Highway Safety, the U.S. Department of Transportation, and other sources identified in footnotes throughout this prospectus. In addition, while we believe that the industry, market, and competitive position data included in this prospectus is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors—Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us. Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Information based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which data is derived.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares from us in full, based upon an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) net proceeds to us by $             million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting assumed underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares offered by us would increase (decrease) net proceeds to us by approximately $            million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace, and create a public market for our ordinary shares. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including funding our operating needs. However, we do not currently have specific planned uses for the proceeds.

We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies, or businesses. However, we currently have no agreements or commitments to complete any such transactions.

Since we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. See “Risk Factors—Risks Related to Our Ordinary Shares and This Offering— We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.” As of the date of this prospectus, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit, or government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares or preferred shares, and we do not currently intend to pay any cash dividends on our ordinary shares or preferred shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements. From time to time, we may also enter into other loan or credit agreements or similar borrowing arrangements that may further restrict our ability to declare or pay dividends on our ordinary shares. Our board of directors will have sole discretion in making any future determination to pay dividends, subject to applicable laws, taking into account, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect: (i) the automatic conversion of all outstanding preferred shares into an aggregate of            ordinary shares, (ii) share-based compensation expense of $            associated with share value awards and share options for which the service-based vesting condition was satisfied as of December 31, 2020 and the liquidity event-based vesting condition will be satisfied in connection with this offering, reflected as an increase in additional paid-in capital and accumulated deficit, and (iii) the filing and effectiveness of our amended and restated memorandum and articles of association, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, (ii) the assumed cash exercise of a warrant to purchase              Series E preferred shares outstanding as of December 31, 2020, which will result in the issuance of              ordinary shares upon completion of this offering assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and the related reclassification of the preferred share warrant liability to additional paid-in capital for this exercise, (iii) the assumed cash exercise of a warrant to purchase              Series E-2 preferred shares outstanding as of December 31, 2020, which will result in the issuance of              ordinary shares upon completion of this offering assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and the related reclassification of the preferred share warrant liability to additional paid-in capital for this exercise, and (iv) the sale by us of            ordinary shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share data)
Cash and cash equivalents	$	$	$

Redeemable convertible preferred share warrant liability	$	$	$

Redeemable convertible preferred shares, $0.0001 par value per share;             shares authorized,             shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

	$	$	$

Shareholders’ deficit:	$	$	$
Preferred shares, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted

Ordinary shares, $0.0001 par value per share;             shares authorized,              shares issued and outstanding, actual;             shares authorized,             shares issued and outstanding, pro forma;             shares authorized, shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total shareholders’ equity	$	$	$

Total capitalization	$	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ , assuming that the assumed initial public offering price to the public remains the same, and after deducting assumed underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on              ordinary shares (including preferred shares on an as-converted basis and reclassified as ordinary shares) outstanding as of December 31, 2020, and excludes:

•	ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2020, with a weighted-average exercise price of $ per share;

•	ordinary shares issuable upon the vesting and settlement of share value awards awarded after December 31, 2020;

•	ordinary shares reserved for future issuance under our 2017 Share Plan, which shares will cease to be available for issuance at the time our 2020 Equity Incentive Plan becomes effective; and

•

             ordinary shares reserved for issuance under our 2020 Equity Incentive Plan, which will become effective in connection with the completion of this offering. Our 2020 Equity Incentive Plan also provide for automatic annual increases in the number of shares reserved under these plans, as more fully described in “Management—Equity Plans.”

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma as adjusted net tangible book value per ordinary share immediately after completion of this offering.

Our pro forma net tangible book value (deficit) as of December 31, 2020, was $        million, or $        per share, after giving effect to (i) the automatic conversion of all outstanding preferred shares as of December 31, 2020 into an aggregate of                ordinary shares, (ii) share-based compensation expense of $        associated with share value awards and share options for which the service-based vesting condition was satisfied as of December 31, 2020 and the liquidity event-based vesting condition will be satisfied in connection with this offering, reflected as an increase in additional paid-in capital and accumulated deficit, and (iii) the filing and effectiveness of our amended and restated memorandum and articles of association, each of which will occur immediately prior to the completion of this offering.

After giving further effect to (i) the assumed cash exercise of a warrant to purchase                  Series E preferred shares outstanding as of December 31, 2020, which will result in the issuance of                  ordinary shares upon completion of this offering, and the related reclassification of the preferred share warrant liability to additional paid-in capital for this exercise, (ii) the assumed cash exercise of a warrant to purchase                  Series E-2 preferred shares outstanding as of December 31, 2020, which will result in the issuance of                  ordinary shares upon completion of this offering, and the related reclassification of the preferred share warrant liability to additional paid-in capital for this exercise, and (iii) the receipt of the net proceeds of our sale of                ordinary shares at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020, would have been $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to our existing shareholders and an immediate dilution of $        per share to investors purchasing ordinary shares in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of December 31, 2020	$
Increase in pro forma net tangible book value (deficit) per share attributable to the adjustments described above and new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

If the underwriters’ right to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $        per share, the increase in the pro forma net tangible book value per share for existing shareholders would be $        per share and the dilution to new investors purchasing ordinary shares in this offering would be $        per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $        per share and the dilution per share to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting assumed underwriting discounts and commissions.

We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        million, or $        per share, and the pro forma dilution per share to investors in this offering by $        per share, assuming that the assumed initial public offering price remains the same, and after deducting assumed underwriting discounts and commissions. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of December 31, 2020, on the pro forma basis described above, the number of our ordinary shares, the total consideration, and the average price per share (i) paid to us by our existing shareholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except shares, per share amounts and percentages)
Existing shareholders			%	$		%	$
New investors			%		—
Total		100.0%		$	100.0%

In addition, if the underwriters’ right to purchase additional shares is exercised in full, the number of shares held by existing shareholders will be reduced to    % of the total number of ordinary shares to be outstanding upon completion of this offering, and the number of ordinary shares held by new investors participating in this offering will be further increased to    % of the total number ordinary shares to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) total consideration paid by new investors by $        and increase (decrease) the percent of total consideration paid by new investors by    %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting assumed underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares offered by us would increase (decrease) total consideration paid by new investors by $        , assuming that the assumed initial public offering price remains the same, and after deducting assumed underwriting discounts and commissions.

To the extent that any outstanding options are exercised or any outstanding share value awards are settled, or we issue other securities or convertible debt in the future, new investors will experience further dilution.

The number of ordinary shares to be outstanding after this offering is based on                  ordinary shares (including preferred shares on an as-converted basis and reclassified as ordinary shares) outstanding as of December 31, 2020, and excludes:

•	ordinary shares issuable upon the exercise of share options outstanding as of December 31, 2020, with a weighted-average exercise price of $ per share;

•	ordinary shares issuable upon the vesting and settlement of share value awards awarded after December 31, 2020;

•	ordinary shares reserved for future issuance under our 2017 Share Plan, which shares will cease to be available for issuance at the time our 2020 Equity Incentive Plan becomes effective; and

•

                 ordinary shares reserved for issuance under our 2020 Equity Incentive Plan, which will become effective in connection with the completion of this offering. Our 2020 Equity Incentive Plan also provide for automatic annual increases in the number of shares reserved under these plans, as more fully described in “Management—Equity Plans.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our fiscal year ends on December 31.

Overview

We are an autonomous technology company that is revolutionizing the estimated $4 trillion global truck freight market. We have developed industry-leading autonomous technology specifically designed for semi-trucks, which has enabled us to build the world’s first Autonomous Freight Network (“AFN”) in partnership with world-class shippers, carriers, freight brokers, fleet asset owners, and truck hardware partners. We believe that our technology and our AFN will make long haul trucking significantly safer as well as more reliable, efficient, and environmentally friendly, creating significant benefits for all who rely on the freight ecosystem to deliver essential goods.

Since our founding in 2015, we have developed a fully integrated software and hardware solution enabling what we believe is the world’s most advanced Level 4 (“L4”)16 fully autonomous semi-truck technology. Hallmarks of our proprietary semi-truck specific technology include our 1,000 meter perception range, 35 second planning horizon, high definition (“HD”) maps with accuracy within five centimeters, and an integrated fully autonomous semi-truck design comprising of a fully redundant sensor suite and components. Long-range perception, advanced planning and decision-making, and highly accurate mapping are critical capabilities for the autonomous operation of semi-trucks, which are heavy, articulated vehicles that need to be able to operate at highway speeds. We believe that we are the first and only company to demonstrate these capabilities and achieve fully autonomous semi-trucks driving on both highways and surface streets as well as the first company to autonomously haul a paid freight load.

We are focused specifically on the truck freight market, which is a large and essential industry that moves approximately 80% of the freight in the United States by revenue. E-commerce trends such as same day shipping are expected to further accelerate demand for truck freight and strain traditional freight providers’ ability to supply sufficient capacity dynamically and cost effectively. Currently, trucking is facing substantial challenges in several areas including safety, efficiency, and carbon footprint, which we believe cannot be fully addressed without significant technological innovation.

We believe that our AFN will solve the trucking industry’s most pressing challenges and will revolutionize the way freight moves. Our AFN is designed to provide a comprehensive, turnkey, autonomous freight solution that supplies users with access to purpose-built L4 fully autonomous semi-trucks operating on HD digital mapped routes connecting a nationwide network of terminals.

Our AFN provides autonomous freight capacity as a service through multiple service models based on users’ needs. We believe that allowing our users the flexibility to select different service models is critical to our superior customer experience and will help drive rapid adoption of our network.

•

TuSimple Capacity. Our fleet of purpose-built fully autonomous semi-trucks, financed through third party fleet asset owners, will serve users that desire access to safe, reliable, low cost, and more environmentally friendly freight transportation without owning semi-truck assets. Users of TuSimple Capacity can range from relatively smaller users of freight logistics to large shippers and carriers

[16]	Based on the “Levels of Driving Automation” published by the Society of Automotive Engineers (“SAE”).

seeking to supplement their own captive fleet for incremental freight capacity. We will charge users of TuSimple Capacity a per mile rate to ship freight, which we expect will be at a meaningful discount to prevailing market freight rates. We believe that our competitive advantage in terms of pricing will be enabled by our anticipated cost structure, which is expected to be significantly lower than that of human-operated semi-trucks. Users will benefit directly from lower shipping costs compared to conventional truck freight.

•

Carrier-Owned Capacity. Shippers and carriers that prefer to own their fleet will be able to purchase our purpose-built fully autonomous semi-truck from a semi-truck original equipment manufacturer (“OEM”) partner and subscribe to TuSimple Path—a comprehensive turnkey product to enable autonomous operations across our network. TuSimple Path includes features such as our on-board autonomous driving software, TuSimple Connect cloud-based autonomous operations oversight system, HD digital route mapping support, and emergency roadside assistance. Users will pay TuSimple a per mile, usage-based fee for access to TuSimple Path and benefit from lower overall freight costs with an expected payback period of less than one year on their upfront incremental capital investment to purchase our purpose-built fully autonomous semi-trucks.

We are also working in partnership with leading semi-truck OEMs Navistar and TRATON as well as components partners to build the world’s first purpose-built fully autonomous semi-truck to be operated exclusively on our network. We believe that this collaborative approach to create semi-trucks designed and built with integrated auto-grade components and sensors will increase our AFN’s reliability at scale. Vertically integrating through partnerships with OEMs and Tier 1 suppliers allows us to maintain strong supply chain and hardware design control while remaining capital light and primarily focusing on developing proprietary autonomous technology.

We have developed a robust ecosystem of shippers, carriers, freight brokers, fleet asset owners, and third party service providers, including UPS, McLane, and U.S. Xpress, that provide critical validation and enhance the network effect benefits of our approach. We believe that our unmatched partnership network creates a significant and sustainable competitive advantage, especially as we work with shippers and carriers to strategically locate our AFN terminals near their distribution centers. The continued growth of our AFN infrastructure and partnerships will continue to improve our user experience and drive more users to our platform which will allow us to further densify our strategic terminal network and reinforce rapid network growth.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors” in this prospectus.

Full Commercialization of our AFN at Scale

To date, we have only recorded limited revenue from the freight capacity services we provide on our AFN. Prior to full commercialization of our AFN at scale, we must increase the number of users, grow our network of terminals, expand our high definition digital mapped routes, increase the number of purpose-built fully autonomous semi-trucks, and achieve several research and development milestones. While not yet commercially available, we have received significant interest from potential users in our purpose-built fully autonomous semi-trucks. Going forward, we expect the size of our committed orders to be an important indicator of our future performance. Due to the fixed costs associated with operating our AFN, including labor for operating terminals, autonomous operations oversight systems, and maintaining our purpose-built fully autonomous semi-trucks, we expect our margins to improve as more users are added to our AFN. Until we can generate sufficient additional revenue from our AFN, we expect to finance our operations through equity and/or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts.

Continued Investment in R&D and Innovation

We believe that we are the industry-leading autonomous truck company with the most efficient and reliable autonomous trucking technologies and an unmatched product and service offering. Our financial performance will be significantly dependent on our ability to maintain this leading position. We expect to incur substantial and potentially increasing research and development expenses. We develop most of our key technologies in-house to achieve a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest heavily in recruiting talent, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. Our research and development staff accounted for approximately 81% of our total employees as of June 30, 2020. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further solidify our leadership position.

Improvement of Operating Efficiency

We aim to improve operating efficiency in every aspect of our business, such as research and development, supply chain, collaboration with business partners, and sales and marketing, as well as service offerings. As we continue to scale our AFN, we expect utilization rates across our network, including terminals, routes, and semi-trucks, to increase, leading to improved operating efficiency.

Investment in Sales and Marketing

As our purpose-built fully autonomous semi-trucks reach commercialization and as our AFN continues to grow, we will need to devote significant resources to our sales and marketing activities and towards building brand awareness but in a cost-effective manner.

Components of Results of Operations

Revenue

To date, all of our revenue recognized has been from freight capacity services provided through the TuSimple Capacity service model on our AFN. Revenue is recognized over time as the goods are transported from one location to another based on the number of miles traveled. Shipments are completed within a short period of time, typically spanning one to two days. As we continue to grow and improve our technology, we expect a new revenue stream through our Carrier-Owned Capacity service model. We expect to derive revenue from per-mile fees charged to users of Carrier-Owned Capacity on our AFN. Recognition of this future revenue will be subject to the terms of any arrangements with our partners or users, which have not yet been negotiated.

Cost of Revenue

Our cost of revenue consists primarily of fuel costs, depreciation of property and equipment (including semi-trucks acquired under capital leases), labor costs, and other costs directly attributable to the provision of freight capacity services. Currently, we operate our semi-trucks with two occupants, a safety engineer and a safety driver. We expect to gradually lower the average number of occupants in our semi-trucks as we continue to improve our autonomous technology and ultimately remove all occupants upon achievement of full driver-out, L4 autonomous operations. This achievement is expected to significantly decrease the cost per mile to operate our purpose-built fully autonomous semi-trucks.

Research and Development

Research and development costs consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development, and testing of our autonomous truck driving solutions, depreciation of equipment used in research and development, and allocated overhead costs. Research and development costs are expensed as incurred. We expect our research and development expenses to increase in absolute dollars as we increase our investment in scaling our AFN through our proprietary technologies.

Sales and Marketing

Sales and marketing costs consist primarily of personnel-related expenses associated with our sales and marketing activities, advertising expenses, sponsorship, public relations, and other related marketing activities. Although we incurred limited sales and marketing expenses in 2018 and 2019, we expect that our sales and marketing expenses will increase in absolute dollars from period to period as we further scale our AFN, educate market participants on the benefits of autonomous trucking and our autonomous trucking solutions, hire additional sales and marketing personnel, increase our marketing activities, grow our domestic and international operations, and build brand awareness.

General and Administrative

General and administrative costs consist primarily of personnel-related expenses associated with our management and administration activities, professional service fees, and other general corporate expenses.

Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses, investor relations activities, and other administrative and professional services. We also expect to increase the size of our general and administrative function to support the growth of our business. As a result, we expect that our general and administrative expenses will increase in absolute dollars.

Other Income, Net

Other income, net consists primarily of interest income earned on our cash and cash equivalents, interest expense on our related party borrowings, income from government grants, and foreign currency exchange gains (losses), net of remeasurement of transactions and monetary assets and liabilities denominated in currencies other than the functional currency at the end of the period.

Provision for Income Taxes

Provision for income taxes consists primarily of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented.

We have a full valuation allowance for net deferred tax assets, including federal and state net operating loss carryforwards and research and development credit carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated results of operations data for the periods presented (in thousands):

	Year Ended December 31,
	2018	2019
Revenue	$9	$710
Costs and expenses:
Cost of revenue	—	1,595
Research and development	32,278	63,619
Sales and marketing	1,085	814
General and administrative	12,175	21,962

Total costs and expenses	45,538	87,990

Loss from operations	(45,529)	(87,280)
Other income, net	495	2,397

Loss before provision for income taxes	(45,034)	(84,883)
Provision for income taxes	—	—

Net loss	$(45,034)	$(84,883)
Net loss attributable to noncontrolling interests	16	43

Net loss attributable to Tusimple (Cayman) Limited	$(45,018)	$(84,840)
Accretion of redeemable convertible preferred shares	—	(201)
Re-designation of ordinary shares into Series A-2 redeemable convertible preferred shares	—	(60,000)

Net loss attributable to ordinary shareholders	$(45,018)	$(145,041)

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

Revenue increased by $0.7 million from $9 thousand in 2018 to $0.7 million in 2019. The increase in revenue was related to an increase in freight capacity services provided to our users.

Cost of Revenue

Cost of revenue increased by $1.6 million from nil in 2018 to $1.6 million in 2019 due to costs associated with the increase in related revenue.

Research and Development

Research and development expenses increased by $31.3 million, or 97.1%, from $32.3 million in 2018 to $63.6 million in 2019. The increase was primarily attributable to an increase of $17.2 million in personnel-related costs, mainly driven by an increase in employee headcount, an increase of $10.0 million in vehicle-related costs, mainly driven by an increase in the number of semi-trucks in our fleet, and an increase of $3.9 million in depreciation and allocated facility costs, driven by an increase in headcount and expansion of our facilities.

Sales and Marketing

Sales and marketing expenses decreased by $0.3 million, or 25.0%, from $1.1 million in 2018 to $0.8 million in 2019. The decrease was primarily attributable to a decrease of $0.3 million in contributions to universities that were made to promote our company on-campus and attract talent and a decrease of $0.2 million in production costs related to demonstration videos produced during 2018, partially offset by a $0.2 million increase in costs incurred to attend conferences and trade shows.

General and Administrative

General and administrative expenses increased by $9.8 million, or 80.4%, from $12.2 million in 2018 to $22.0 million in 2019. The increase was primarily attributable to an increase of $4.6 million in personnel-related costs, mainly driven by an increase in employee headcount, an increase of $2.5 million in office and facility-related costs, mainly driven by an increase in headcount and expanding our office space, an increase of $2.1 million in legal, accounting and other professional services, driven mainly by additional rounds of financing, and an increase of $0.5 million in recruiting and travel costs, driven mainly by increased recruiting activities and conferences.

Other Income, Net

Other income, net increased by $1.9 million, or 380.0%, from $0.5 million in 2018 to $2.4 million in 2019. The increase was primarily attributable to an increase in interest income of $0.8 million due to an increase in the balances of our cash and cash equivalents related to our financing activities, an increase of $1.3 million in non-recurring government grants for the development of autonomous trucking technology, and a decrease of $0.2 million in foreign exchange loss due to fluctuations in exchange rates. The increase was partially offset by increases in interest expenses of $0.4 million due to related party loans that were entered into in October 2018 and were outstanding for the entirety of 2019.

Liquidity and Capital Resources

We have financed our operations primarily through the sale of preferred shares and loans from shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2019, our principal sources of liquidity were $63.6 million of cash and cash equivalents, exclusive of restricted cash of $0.5 million. Cash and cash equivalents consist primarily of cash on deposit with banks as well as certificates of deposit. In July and September 2020, we sold 621,447 and 1,232,730 Series D-1 redeemable convertible preferred shares at $8.11 per share for net proceeds of $5.0 million and $10.0 million, respectively. In July 2020, we raised $50.0 million through the issuance of a convertible loan from one of our preferred shareholders, which was converted into 3,928,937 Series E-1 redeemable convertible preferred shares at a conversion price of $12.72609 per share in December 2020. See “Certain Relationships and Related Party Transactions — Convertible Loan Arrangements with Sun Dream Inc.” In December 2020, we sold 21,044,019 Series E redeemable convertible preferred shares at a purchase price of $14.1401 per share to accredited investors for net proceeds of $297.6 million.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash generated from sales of our services, will be sufficient to meet our anticipated cash needs for at least the next 12 months following the date of this prospectus.

Our future capital requirements will depend on many factors, including, but not limited to, the rate of our growth, our ability to attract and retain users and their willingness to pay for our services, and the timing and extent of spending to support our efforts to develop our fully autonomous semi-trucks and AFN. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, we may be required to seek additional equity and/or debt financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of ordinary shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. If we are unable to maintain sufficient financial resources, our business, financial condition, and results of operations may be materially and adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Year Ended December 31,
	2018	2019

Net cash (used in) provided by:
Operating activities	$(42,847)	$(76,333)
Investing activities	41,922	(10,435)
Financing activities	91,662	51,830

Operating Activities

Net cash used in operating activities of $42.8 million for the year ended December 31, 2018 was primarily due to net loss of $45.0 million, partially offset by non-cash charges for depreciation and amortization expense of $2.5 million. Changes in operating assets and liabilities were unfavorable to cash flows from operations by $0.3 million primarily due to an increase in other assets of $2.0 million and an increase in prepaid expenses and other current assets of $0.9 million, partially offset by an increase in accrued expenses and other current liabilities of $1.7 million, an increase in other liabilities of $0.7 million, an increase in accounts payable of $0.1 million, and an increase in amounts due to related parties of $0.1 million.

Net cash used in operating activities of $76.3 million for the year ended December 31, 2019 was primarily due to net loss of $84.9 million, partially offset by non-cash charges for depreciation and amortization expense of $5.6 million and loss on disposal of property and equipment of $0.9 million. Changes in operating assets and liabilities were favorable to cash flows from operations by $2.1 million primarily due to an increase in accrued expenses and other current liabilities of $5.0 million, an increase in accounts payable of $0.1 million, and an increase in amounts due to related parties of $0.1 million, partially offset by an increase in prepaid expenses and other current assets of $1.5 million, an increase in other assets of $0.9 million, a decrease in other liabilities of $0.6 million, and an increase in accounts receivable of $0.1 million.

Investing Activities

Net cash provided by investing activities of $41.9 million for the year ended December 31, 2018 was related to proceeds from the maturity of time deposits of $51.8 million and proceeds from the maturity of short-term investments of $0.8 million, partially offset by capital expenditures of $10.0 million related to maintaining and upgrading our fleet of fully autonomous semi-trucks and purchases of short-term investments of $0.7 million.

Net cash used in investing activities of $10.4 million for the year ended December 31, 2019 was related to capital expenditures of $10.3 million and purchases of patents of $0.2 million, partially offset by proceeds from disposal of property and equipment of $0.1 million.

Financing Activities

Net cash provided by financing activities of $91.7 million for the year ended December 31, 2018 was related to proceeds from the issuance of redeemable convertible preferred shares of $95.0 million and proceeds from related party loan of $2.9 million, partially offset by payments for guarantee deposit on related party loan of $3.7 million and principal payments on related party loan of $2.5 million.

Net cash provided by financing activities of $51.8 million for the year ended December 31, 2019 was related to proceeds from the issuance of redeemable convertible preferred shares of $52.3 million, partially offset by principal payments on capital lease obligations of $0.3 million and principal payments on related party loans of $0.2 million.

Commitments and Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2020 (in thousands):

Payment Due by Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Operating leases	$	$	$	$	$
Capital leases

Total	$	$	$	$	$

The contractual commitment obligations in the table above are associated with agreements that are enforceable and legally binding.

For additional discussion on our operating and capital leases, see Note 8. Commitments and Contingencies in our audited consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of these consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) as discussed further in Recently Adopted Accounting Pronouncements below. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The impact of adopting Topic 606 on our revenue is not material to any of the periods presented.

We recognize revenue primarily from providing freight capacity services. Revenue is recognized when the customer obtains control of promised services in an amount that reflects the consideration we expect to receive in exchange for those services.

Satisfaction of Performance Obligation

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the basis of revenue recognition in accordance with GAAP. To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance. For most of our contracts, the customer contracts with us to provide distinct services within a single contract, such as freight capacity services. The majority of our contracts with customers for freight capacity services include only one performance obligation, the freight capacity services. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We frequently sell standard freight capacity services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

For freight capacity services, revenue is recognized over time as we perform the services in the contract because of the continuous transfer of control to the customer. Our customers receive the benefit of our services as the goods are transported from one location to another. If we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. Management estimates the progress based on mileage completed to total mileage to be transported. Revenues are recorded net of value-added taxes and surcharges.

Contract Modification

Contracts may be modified to account for changes in the rates we charge our customers or to add additional distinct services. We consider contract modifications to exist when the modification either creates new enforceable rights and obligations or alters the existing arrangement. Contract modifications that add distinct goods or services are treated as separate performance obligations. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are executed.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit packages, as we have an unconditional right to payment only once all performance obligations have been completed (e.g., packages have been delivered). Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions. Our contract liabilities consist of advance payments and billings in excess of revenue. The full balance of contract liabilities is converted each quarter based on the short-term nature of the transactions.

Payment Terms

Under the typical payment terms of our customer contracts, the customer pays at periodic intervals (i.e. every 14 days, 30 days etc.) for shipments included on invoices received. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within its contracts with customers.

Share-Based Compensation

We measure compensation expense for all share-based payment awards, including share options granted to employees and directors, based on the estimated fair value of the awards on the date of grant. The fair value of each share option granted is estimated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected share price volatility over the term of the award, actual and projected employee share option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. Share-based compensation is recognized straight-line over the requisite service period. Awards with performance conditions are not recognized until achievement of the performance condition is probable. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

As of December 31, 2019, all share options issued vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based condition is typically over a three-year period. The performance-based requirement is satisfied upon the completion of an IPO.

Share-based compensation expense is recognized only for those share options that are expected to meet the service-based and performance conditions. As of December 31, 2019, achievement of the performance condition was not probable. An IPO is not deemed probable until it occurs. As of December 31, 2019, we had $1.97 million in future share-based compensation related to unvested share options, which is expected to be recognized when the performance condition of awards is satisfied upon IPO.

Common Share Valuation

The fair value of our ordinary shares and underlying share options has historically been determined by our Board of Directors, with assistance from management and contemporaneous third-party valuations. Given the absence of a public trading market for our ordinary shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date. These factors include:

•	independent third-party valuations of our ordinary shares;

•	the prices at which we or other holders sold our common and convertible preferred shares to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of our convertible preferred shares relative to those of our common shares;

•	our financial condition, results of operations, and capital resources;

•	the industry outlook;

•	the valuation of comparable companies;

•	the lack of marketability of our common shares;

•	the fact that our equity awards have involved rights in illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.

In determining the fair values of our ordinary shares, the third-party valuation estimated the enterprise value of our business using the market approach precedent transaction method. The market approach precedent transaction method estimates value by considering the sale price of shares in a recent financing and “back-solving” to determine the equity value by using an option pricing model that gives consideration to our capitalization structure and rights of preferred and ordinary shareholders.

The resulting equity value is then allocated to each class of shares using the Option Pricing Method (“OPM”). The OPM treats ordinary shares and redeemable convertible preferred shares as call options on an equity value, with exercise prices based on the liquidation preference of our redeemable convertible preferred shares. The ordinary shares are modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after our redeemable convertible preferred shares are liquidated. After the equity value was determined and allocated to the various classes of shares, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of ordinary shares on a non-marketable basis. A DLOM is applied based on the theory that as an owner of private company shares, the shareholder has limited information and opportunities to sell these shares. A market participant that would purchase these shares would recognize this risk and thereby require a higher rate of return, which would reduce the overall fair market value.

Our assessments of the fair value of ordinary shares for grant dates were based in part on the current available financial and operational information and the ordinary share value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary shares valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation date and the grant date.

After the closing of this offering, the fair value of each underlying ordinary share will be based on the closing price of our ordinary shares as reported on the date of the grant.

Capital Leases

We categorize leases at their inception as either operating or capital leases. As the lessee, a lease is a capital lease if any of the following conditions exists: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life, or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. As of December 31, 2019, assets under capital leases represent semi-trucks used for research and development and providing freight capacity services. There were no capital leases as of December 31, 2018.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in foreign exchange rates.

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities. Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Risk Related to the COVID-19 Pandemic

The extensive impact of the pandemic caused by the novel coronavirus (“COVID-19”) has resulted and will likely continue to result in significant disruption to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties, and other jurisdictions have imposed, and may impose in the future, various measures, including but not limited to, voluntary and mandatory quarantines, stay-at-home orders, travel restrictions, limitations on gatherings of people, reduced operations, and extended closures of businesses.

The impact of COVID-19 and measures to prevent its spread have had the following impact:

•

Our workforce. Employee health and safety is our priority. In response to COVID-19, we established new protocols to help protect the health and safety of our workforce. We continue to stay up-to-date and follow county and CDC guidelines regarding requirements for a healthy work environment. Although the majority of our workforce now works remotely, there has been minimal disruption to our ability to continue to build our AFN.

•

Operations and Supply Chain. As a result of COVID-19, we have experienced some delays in our supply chains which temporarily limited our ability to outfit semi-trucks with key components during the second quarter of 2020. We have not noticed a decrease in our shipping activity or in our ability to continue mapping activity or engage in further software development.

•

Liquidity and Working Capital. We have not experienced any significant change in our liquidity or working capital, and in July, August, and December 2020, we raised additional funds through the issuance of Series D-1 preferred shares and Series E preferred shares.

While the broader and long-term implications of the COVID-19 pandemic on our workforce, operations and supply chain, user demand, results of operations, and overall financial performance remain uncertain, we currently do not expect significant disruptions to our business due to the COVID-19 pandemic going forward.

See “Risk Factors” for further discussion of the possible impact of COVID-19 on our business.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements. We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to our financial statement closing process, primarily related to a lack of appropriately designed and implemented controls over the review and approval of manual journal entries (including consolidation entries) and the related supporting journal entry calculations. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We are working to remediate the material weakness and are taking steps to strengthen our internal control over financial reporting. In order to do so, we have taken and plan to take the following actions: (i) the hiring of additional finance and accounting personnel over time to augment our accounting staff and to provide more resources for complex accounting matters and financial reporting; and (ii) further developing and implementing formal policies, processes, and documentation procedures relating to our financial reporting. The actions that we are taking are subject to ongoing executive management review and will also be subject to audit committee oversight. If we are unable to successfully remediate the material weakness, or if in the future, we identify further material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis, and our consolidated financial statements may be materially misstated.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview of Our Company

We are an autonomous technology company that is revolutionizing the estimated $4 trillion global truck freight market.17 We have developed industry-leading autonomous technology specifically designed for semi-trucks, which has enabled us to build the world’s first Autonomous Freight Network (“AFN”) in partnership with world-class shippers, carriers, freight brokers, fleet asset owners, and truck hardware partners. We believe that our technology and our AFN will make long haul trucking significantly safer as well as more reliable, efficient and environmentally friendly, creating significant benefits for all who rely on the freight ecosystem to deliver essential goods.

Since our founding in 2015, we have developed a fully integrated software and hardware solution enabling what we believe is the world’s most advanced Level 4 (“L4”)17 fully autonomous semi-truck technology. Hallmarks of our proprietary semi-truck specific technology include our 1,000 meter perception range, 35 second planning horizon, high definition (“HD”) maps with accuracy within five centimeters, and an integrated fully autonomous semi-truck design comprising of a fully redundant sensor suite and components. Long-range perception, advanced planning and decision-making, and highly accurate mapping are critical capabilities for the autonomous operation of semi-trucks, which are heavy, articulated vehicles that need to be able to operate at highway speeds. We believe that we are the first and only company to demonstrate these capabilities and achieve fully autonomous semi-trucks driving on both highways and surface streets as well as the first company to autonomously haul a paid freight load.

We are focused specifically on the truck freight market, which is a large and essential industry that moves approximately 80% of the freight in the United States by revenue.18 E-commerce trends such as same day shipping are expected to further accelerate demand for truck freight and strain traditional freight providers’ ability to supply sufficient capacity dynamically and cost effectively.19 Currently, trucking is facing substantial challenges in several areas including safety, efficiency, and carbon footprint, which we believe cannot be fully addressed without significant technological innovation. Specific industry challenges include:

•	Trucking accidents. From 2009 to 2019, the number of persons injured in crashes involving large trucks more than doubled from 74,000 to 159,000.[20]

•

Driver shortages. Driver shortages and high driver turnover continue to lead to increasing labor costs for the freight industry, placing upward pressure on the cost and availability of reliable truck freight capacity. In 2018, labor costs represented over 40% of total per mile operating costs which is an increase from approximately 33% in 2012.[21]

•

Underinvestment in technological advancements. The truck freight industry today is highly fragmented and is characterized by low profit margins—generally in the single digits—which we believe makes it difficult for existing stakeholders to invest in technological advancement.

•

High levels of greenhouse gas emissions. Rising freight volumes are driving significant levels of commercial truck greenhouse gas emissions. The U.S. Environmental Protection Agency (“EPA”) reported in 2018 that medium and heavy duty trucks produced more greenhouse gas emissions in the U.S. than aircraft, trains, and ships combined.

[17]	Armstrong & Associates, Inc., 2019 Global Third-Party Logistics (3PL) Market Analysis.
[18]	American Trucking Associations, U.S. Freight Transportation Forecast 2019 to 2030.
[19]	American Transportation Research Institute (“ATRI”), E-Commence Impacts on the Trucking Industry, February 2019.
[20]	The National Highway Traffic Safety Administration, People Killed and Injured in Crashes Involving Large Trucks, by Person Type and Crash Type, 2009-2019.
[21]	ATRI, An Analysis of the Operational Costs of Trucking: 2019 Update, November 2019.

We believe that our Autonomous Freight Network will solve the trucking industry’s most pressing challenges and will revolutionize the way freight moves. Our AFN is designed to provide a comprehensive, turnkey, autonomous freight solution that supplies users with access to purpose-built L4 fully autonomous semi-trucks operating on HD digital mapped routes connecting a nationwide network of terminals. Key advantages of our AFN solution design include:

•

Safety. The National Highway Traffic Safety Administration estimates that 94% of all serious accidents are due to human error. We believe that by developing an autonomous solution for long haul trucking, we can significantly improve safety in the trucking industry.

•	Reliable freight capacity. Our AFN provides users with reliable autonomous freight capacity as a service which is unencumbered by prevailing truck driver shortages.

•

Efficiency. Direct labor costs represent over 40% of the per mile truck freight cost structure. We believe that our purpose-built fully autonomous semi-truck solution will reduce freight operating costs by up to 50% per mile and will allow our users to allocate scarce driver resources to customer facing first and last mile routes.

•

Environmental impact. Based on a study conducted with the University of California San Diego and empirical data from our users, we expect our solution to deliver over 10% better fuel efficiency than traditional trucking through optimized truck control and driving operations which can deliver a measurable reduction in carbon emissions.

Transformative Benefits for Industry Stakeholders. Our AFN leverages our proprietary fully autonomous semi-trucks, HD digital route mapping capabilities, and TuSimple Connect cloud-based autonomous operations oversight system to provide substantial benefits to the key truck freight industry stakeholders. The “plug and play” nature of our solution will allow any truck freight market participant to access and benefit from our autonomous freight capacity. Shippers and carriers gain access to reliable and safe freight capacity at a substantially lower annual total cost of ownership when direct labor is removed from the per mile cost structure. Removing the driver from long haul operations allows shippers and carriers to reallocate scarce driver resources to customer facing first and last mile routes. Freight brokers benefit from the reliability of autonomy, which allows them to more efficiently match demand with the lowest cost long haul freight capacity. We believe that the wide ranging benefits of our solution to industry participants will accelerate the adoption of our network.

AFN Accommodates Multiple Service Models. Our AFN provides autonomous freight capacity as a service through multiple service models based on users’ needs. We believe that allowing our users the flexibility to select different service models is critical to our superior customer experience and will help drive rapid adoption of our network.

•

TuSimple Capacity. Our fleet of purpose-built fully autonomous semi-trucks, financed through third party fleet asset owners, will serve users that desire access to safe, reliable, low cost, and more environmentally friendly freight transportation without owning semi-truck assets. Users of TuSimple Capacity can range from relatively smaller users of freight logistics to large shippers and carriers seeking to supplement their own captive fleet for incremental freight capacity. We will charge users of TuSimple Capacity a per mile rate to ship freight, which we expect will be at a meaningful discount to prevailing market freight rates. We believe that our competitive advantage in terms of pricing will be enabled by our anticipated cost structure, which is expected to be significantly lower than that of human-operated semi-trucks. Users will benefit directly from lower shipping costs compared to conventional truck freight.

•

Carrier-Owned Capacity. Shippers and carriers that prefer to own their fleet will be able to purchase our purpose-built fully autonomous semi-truck from a semi-truck original equipment manufacturer (“OEM”) partner and subscribe to TuSimple Path—a comprehensive turnkey product to enable autonomous operations across our network. TuSimple Path includes features such as our on-board autonomous driving software, TuSimple Connect cloud-based autonomous operations oversight system, HD digital route mapping support, and emergency roadside assistance. Users will pay TuSimple a per mile, usage-based fee for access to TuSimple Path and benefit from lower overall freight costs with an expected payback period of less than one year on their upfront incremental capital investment to purchase our purpose-built fully autonomous semi-trucks.

Leading Autonomous Technology Specifically Designed for Trucking. We are developing a Level 4 fully autonomous technology solution specifically designed for the unique demands of semi-trucks. L4 autonomy is characterized by the ability of the vehicle to perform all driving functions under a given set of pre-specified conditions. We believe that our L4 autonomous capabilities are well suited for “middle mile” truck freight—in which fixed, predictable, and primarily highway routes make up the majority of total miles driven on a shipping route—and focusing on this opportunity will optimize our path to commercialization. Autonomous trucking also presents unique challenges, primarily due to the size of long haul semi-trucks and the speed at which these semi-trucks typically operate. We believe that being the first company to focus exclusively on semi-truck autonomy positions us to lead the development of the solutions to these challenges and capitalize on the autonomous truck freight opportunity. Our leading autonomous technology enables semi-trucks to drive day or night on both the highway and surface streets in rain and in other poor weather conditions. Semi-trucks with our leading autonomous technology can travel at speeds of up to 75 miles per hour.

Ecosystem Approach with Unmatched Partnerships to Scale. We have created a world class ecosystem of partners consisting of shippers, carriers, freight brokers, fleet asset owners, OEMs, Tier 1 components suppliers, and third party service providers that we believe will de-risk commercialization of the AFN, enable rapid adoption of our autonomous freight solution, and allow us to build an attractive, network based business model.

We are working in partnership with leading semi-truck OEMs Navistar and TRATON as well as components partners to build the world’s first purpose-built fully autonomous semi-truck to be operated exclusively on our network. We believe that this collaborative approach to create semi-trucks designed and built with integrated auto-grade components and sensors will increase our AFN’s reliability at scale. Vertically integrating through partnerships with OEMs and Tier 1 suppliers allows us to maintain strong supply chain and hardware design control while remaining capital light and primarily focusing on developing proprietary autonomous technology.

In parallel, we have developed a robust ecosystem of shippers, carriers, freight brokers, fleet asset owners, and third party service providers, including UPS, McLane, and U.S. Xpress, that provide critical validation and enhance the network effect benefits of our approach. We believe that our unmatched partnership network creates a significant and sustainable competitive advantage, especially as we work with shippers and carriers to strategically locate our AFN terminals near their distribution centers. The continued growth of our AFN infrastructure and partnerships will continue to improve our user experience and drive more users to our platform which will allow us to further densify our strategic terminal network and reinforce rapid network growth.

The Traditional Truck Freight Industry

Overview of the Freight Market. The global truck freight market is estimated to generate approximately $4 trillion22 in annual revenue. Truck freight comprises approximately 80% of the $1 trillion total U.S. freight market.23 The U.S. truck freight market has been characterized by strong economic cycle resiliency with consistent long term increases in miles driven per year evidenced by approximately 3% compound annual growth rates (“CAGR”) from 1990-2018,24 and we believe that it has growth tailwinds from recent industry trends, including increased penetration of e-commerce.

Truck freight volumes in the U.S. are concentrated along a small number of corridors. The three largest corridors (I-80, I-40 and I-10) account for approximately 40% of total truck freight miles driven,25 with the I-10 being the major corridor which spans the southern U.S. from Florida to California. This concentration of corridors means that our AFN is able to address a significant portion of the truck freight market by focusing on select routes.

[22]	Armstrong & Associates, Inc., 2019 Global Third-Party Logistics (3PL) Market Analysis.
[23]	American Trucking Associations, U.S. Freight Transportation Forecast 2019 to 2030.
[24]	Bureau of Transportation Statistics, Table 1-35: U.S. Vehicle-Miles, September 2020.
[25]	Freight Analysis Framework, Freight Traffic Assignment, August 2016.

Sources: U.S. Department of Transportation (“DoT”), Bureau of Transportation Statistics, Freight Analysis Framework. Freight Analysis Framework integrates data from various sources and is produced through a partnership between the Bureau of Transportation Statistics and the Federal Highway Administration.

Trucking’s Role in the Freight Market. Trucking represents approximately 80% of the U.S. freight market primarily due to its distinct blend of flexibility, cost, and speed relative to alternative transportation modes. Rail (9% of the U.S. freight market) is generally lower cost than truck freight on a per mile basis, but lacks the operational speed and flexibility to reach the breadth of delivery locations that semi-trucks are able to serve, adding time to the overall delivery process. This dynamic makes rail generally less suitable for same and next day shipping and renders it incapable of first and last mile delivery. Air freight (3% of the U.S. freight market) is attractive for specific use cases such as same and next day shipping due to its superior speed, but its significantly higher cost and larger carbon footprint makes it unattractive in many circumstances. We believe that the steady growth of the market and tailwinds from industry trends such as same and next day shipping will drive a further shift in demand for truck freight over rail and air.

Truck Freight Industry Characteristics. While trucking is the most frequently utilized mode of freight transportation, the industry is currently characterized by low levels of technological differentiation between carriers, minimal barriers to entry, and high levels of price competition. As a result, the market is highly fragmented, and operating margins for incumbent carriers are typically below 10%. Key truck freight industry participants include asset-based carriers, freight brokers, shippers with captive fleets, and semi-truck OEMs.

“Middle Mile” and “First and Last Mile” Truck Freight. The $800 billion truck freight market is comprised of “middle mile” (long haul) and “last mile” (short haul) freight. Long haul trucking generally occurs over long stretches of interstate highways. These routes tend to be relatively concentrated along a handful of well-defined commercial corridors which span the United States with just 10% of the nation’s trade corridors accounting for nearly 80% of all transported goods.26 Last mile represents the short journey of goods from distribution hubs to their final destination which is completed via surface streets.

Semi-trucks Overview. A Class 8 commercial truck or “semi-truck” is comprised of a tractor unit towing one or more trailers. Standard 53 foot trailers lack a power mechanism and must be attached to a tractor unit in order to be moved. The EPA classifies Heavy Duty Class 8 trucks as semi-trucks weighing in excess of 33,000 pounds. The maximum allowable road weight for fully loaded semi-trucks is 80,000 pounds in the United States. The total cost of a semi-truck typically ranges from $100,000 to $160,000. Trailers are produced in various types and sizes, serving different purposes. The most common trailer in the U.S. is the 53 foot dry van trailer, with other varieties including intermodal and refrigerated or “reefer” trailers. Tractor units are available with “day” cabs or “sleeper” cabs. Sleeper cabs contain additional space for a sleeping area which allows semi-truck drivers to complete overnight hauls or operate in “sleeper teams” of two drivers alternating shifts in order to minimize downtime and move freight faster.

Truckload and Less Than Truckload (“LTL”) Freight. Full truckload freight represents trailers that are transported while fully stocked with cargo. Truckload freight is contracted exclusively by one shipper and the trailer is completely filled by the goods of that shipper alone. By contrast, LTL shipping is characterized by the aggregation of two or more shippers’ goods within a single trailer for transportation. The total size of an LTL shipment may fill a trailer entirely, but by being comprised of multiple shippers’ goods, it will still be categorized as LTL. The truckload and LTL distinctions apply to for-hire carriers which represent approximately 55% of the truck freight market based on dollar value transported.27 Truckload shipments are much more common, representing over 85% of for-hire carrier volumes. Captive fleets own and operate their fleets and comprise the remaining approximately 45% of the market.28 Captive fleet owners tend to be large companies with significant freight shipping needs, including retailers, manufacturers, and distributors.

Truck Freight Carrier Fragmentation. The U.S. Department of Transportation estimates that over 500,000 for-hire trucking carriers operate more than 3.6 million Class 8 semi-trucks in the United States. The vast majority of these are small carriers with 95% operating fewer than 20 semi-trucks and over 84% operating six or fewer semi-trucks.29 The top 10 for-hire truck carriers represent less than 10% of total U.S. truck freight revenue. By comparison, the seven “Class I” U.S. railroads account for over 90% of total rail freight revenue. The market fragmentation in commercial truck freight is driven in large part by relatively low barriers to entry to becoming a semi-truck freight carrier or owner-operator. Capital barriers are largely alleviated by semi-truck leasing companies. As a result, owner-operators only face the time requirements to obtain a commercial driver’s license and operating authority from the U.S. Department of Transportation. The services of digital freight brokers have served to further decrease the logistical barriers to entry for small operators in recent years. This fragmentation results in a highly competitive truck freight market. This intense price competition drives even the largest carriers’ operating margins below 10% on average with labor costs representing over 40% of the per mile truck freight cost structure.30

Labor is the Largest Per Mile Cost. The cost of labor, has rapidly increased as a percentage of the per mile truck freight cost structure. Labor costs now represent 43% of total per mile semi-truck operating costs, a ten percentage point increase since 2012. Labor costs are the largest component of the per mile cost structure and are

[26]	A. Tomer and J. Kane, Mapping Freight: The Highly Concentrated Nature of Goods Trade in the United States, Metropolitan Policy Program at Brookings, November 2014.
[27]	American Trucking Associations, U.S. Freight Transportation Forecast 2019 to 2030.
[28]	American Trucking Associations, U.S. Freight Transportation Forecast 2019 to 2030.
[29]	Owner-Operator Independent Drivers Association, Industry/Owner-Operator Facts.
[30]	ATRI, An Analysis of the Operational Costs of Trucking: 2019 Update, November 2019.

79% greater than fuel costs, which represent the second largest per mile cost. These labor costs are not inclusive of costly driver training and retention expenses, which only further increase truck freight costs.

Semi-truck Driver Shortages. The truck freight industry is currently experiencing severe driver shortages. The latest analysis from the American Trucking Associations (“ATA”) found that the Class 8 semi-truck driver shortage more than tripled from 2005 to 2018, to approximately 60,000 drivers, representing an approximate 9% CAGR. The driver pool is also aging, with 54% of commercial truckers being 45 years or older, relative to just 44% of the overall U.S. working population.31 The ATA anticipates the driver shortage will expand a further 2.6 times by 2028, representing an approximate 10% CAGR, as demand growth continues and the aging trucker workforce retires. We believe that the aging driver population, coupled with the continued driving hours per day regulatory restrictions will continue to put downward pressure on the supply of driver hours and therefore truck freight capacity. From 2012 to 2018, labor costs per mile increased 46% and now represent the largest per mile cost component at 43% of total semi-truck operating costs. The American Transportation Research Institute notes that the workforce turnover percentage for almost all carriers is in the high double digits with levels exceeding 100% in strong economic periods. Additionally, heightened levels of workforce turnover drive additional financial cost as carriers have had to pay increasingly large sign-on bonuses or other financial incentives to compete for qualified drivers in recent years.

Trucking Safety Issues. The truck freight industry is also experiencing an increasing number of issues related to safety and cost of insurance. The significant weight of fully loaded trailers means that commercial semi-trucks require approximately twice as much braking distance as passenger vehicles.32 From 2009 to 2019 the number of passenger vehicle occupants killed in semi-truck collisions climbed approximately 40%.33 The resulting compensation for victims of semi-truck accidents has increased more significantly, and as a result, semi-trucking insurance premiums per mile have increased 33% from 2012 to 2018, representing an approximate 5% CAGR.34

The Development of Autonomous Trucking

Vehicle Automation. We believe that the past decade has brought significant progress to vehicle automation technology and that these achievements are guiding us toward proliferation of higher levels of vehicle automation including fully autonomous driving. From 2004 to 2007, The Defense Advanced Research Projects Agency (“DARPA”) sponsored several challenges intended to advance development of autonomous driving technology by the private sector. While the most successful entrant in the initial 2004 competition traveled just seven miles over the Mojave Desert, by 2007 the contestant vehicles were capable of avoiding obstacles and obeying traffic laws in a simulated urban environment. The vast economic and safety potential of autonomous vehicles has continued to drive substantial investment, further accelerating the pace of technological development. Advanced Driver Assistance Systems, primarily constituting Level 1 (“L1”) and Level 2 (“L2”) automation as defined by SAE, continue to become more sophisticated and prevalent. Because 94% of serious crashes are caused by human error, we believe that the safety benefits of vehicle automation are driving a cohesive effort between the private sector and regulators toward developing progressively higher levels of automation such as full driver-out L4 autonomous operation. Studies have shown, however, that lower automation levels still requiring a human driver can have negative impacts on driver attention and fatigue due to lower constant dedication to the driving task. We believe, for this reason, that full driver-out L4 autonomy provides a safer solution.

[31]	U.S. Bureau of Labor Statistics, Labor Force Statistics from the Current Population Survey, 18b. Employed Persons by Detailed Industry and Age, January 22, 2020.
[32]	Insurance Institute for Highway Safety (“IIHS”), Fatal Facts 2018 – Large Trucks, December 2019.
[33]	The National Highway Traffic Safety Administration, People Killed and Injured in Crashes Involving Large Trucks, by Person Type and Crash Type, 2009-2019.
[34]	ATRI, An Analysis of the Operational Costs of Trucking: 2019 Update, November 2019.

Source: National Highway Traffic Safety Administration.

Autonomous Trucking Compared to Autonomous Passenger Vehicles. Solving the safety and cost issues facing the truck freight industry with autonomous technology presents unique opportunities and challenges relative to passenger vehicles. The autonomous design differences stem from the configuration of commercial semi-trucks, their size and weight, the speeds at which they operate, and the way passenger vehicle drivers behave around them. A standard Class 8 semi-truck with a fully loaded trailer has limited rear visibility and can weigh up to 80,000 pounds which is significantly heavier than the average passenger vehicle. Semi-trucks’ weight, coupled with typical highway driving speeds exceeding 60 miles per hour, require a longer planning horizon and therefore an integrated autonomous software and hardware solution with more comprehensive camera vision, better predictive artificial intelligence capabilities and the ability to account for other unique conditions such as the impact of high wind speeds on trailers and on-ramp merging are critical.

Despite these technical challenges we believe that the better defined long haul operating environment and ability to map established truck freight corridors significantly limit the number of potential “edge cases,” which are uncommon road situations that the autonomous software must be trained to navigate safely. Limiting the number of edge cases is a critical development item towards driver-out operations. Furthermore, even in the rare circumstance that a fully autonomous semi-truck encounters a previously unsolved edge case, the use case of transporting goods allows for a viable and safe minimal risk condition state of pulling over to the side of the road to allow for safe resolution of the unsolved edge case. In comparison, the occupants in an autonomous passenger vehicle may not accept a comparable emergency maneuver which involves sitting idle or having to find alternative transportation on short notice.

Regulatory Environment for Autonomous Trucking. National- and state-level regulatory authorities share the goal of carriers and shippers to improve the safety of the trucking industry. The U.S. Department of Transportation has stated that “the United States Government is committed to fostering surface transportation innovations to ensure the United States leads the world in automated vehicle (AV) technology development and integration while prioritizing safety, security and privacy and safeguarding the freedoms enjoyed by Americans.” Today, 42 states allow fully autonomous semi-truck testing, of which 23 states allow fully autonomous semi-truck commercial deployment. We believe that the current regulatory environment exhibits a clear path for fully autonomous semi-trucks to deploy nationwide and that working collaboratively with regulators and ecosystem partners will create a safer freight industry.

Source: U.S. DoT, Bureau of Transportation Statistics.

Autonomous Trucking Safety. We believe that the adoption of autonomous technology in trucking will significantly reduce the number of accidents caused by distracted or impaired driving, regimenting safer driving practices and operating more predictably. We believe that the middle mile truck freight routes, which we define as long haul freight routes between terminals, are ideally suited for L4 autonomy. Truck freight operations along specific routes, particularly in the middle mile, allows L4 autonomy to reliably fulfill the requirements of the industry while substantially reducing the number of edge cases that must be solved by the autonomous software. We also believe it is critical for fully autonomous semi-trucks to travel on surface streets as well as highways to carry freight from terminal to terminal to minimize drayage costs and operational inefficiency. As a result, we also focus our autonomous capabilities on navigating surface streets in order to provide terminal to terminal transportation rather than requiring a highway “off-ramp” location farther from our users.

Autonomous Trucking Efficiency. We believe that autonomy addresses the fundamental supply and demand imbalance facing the truck freight industry today. We believe that removing the driver from middle mile truck freight will provide shippers and carriers with significant cost savings and allow them to reallocate scarce driver resources to first and last mile routes.

Sources: ATRI, DAT Solutions, LLC (“DAT”)

Notes:

1.	2018 average operating cost per ATRI.
2.	Other costs include insurance, permits, licenses, tires, and tolls.
3.	2018 average dry van contracted rate per mile per DAT.
4.	Dollar figures rounded to nearest $0.01.

Rapidly growing freight volumes driven by e-commerce and other trends not only increases the number of miles driven, but more importantly the speed at which deliveries must be made. Trucking’s current solution to same and next day shipping challenges is typically to employ “sleeper teams” of two drivers that alternate driving shifts as semi-truck drivers are legally limited to 11 hour shifts. The demand for dynamic freight delivery is exacerbated by the chronic and worsening driver supply shortage. We expect fully autonomous semi-trucks to be able to operate in excess of 22 hours per day as they are not subject to the same maximum daily operating hours restrictions as a human driver, enhancing asset utilization and availability of freight capacity. In addition, autonomous technology can reduce fuel consumption and maintenance expenses, and we expect it to reduce insurance costs over time once it develops a track record of safety.

Autonomous Trucking Benefits a Wide Array of Industry Stakeholders. We believe that the benefits to stakeholders across the truck freight industry will accelerate the adoption of autonomous trucking. Shippers’ and carriers’ needs continue to become increasingly complex as shipping timeline expectations shorten and onerous seasonal shipping requirements further burden the truck freight demand and supply balance. We believe that the shortage of semi-truck drivers is one of the most significant industry challenges and that autonomy provides the most viable solution.

Shippers, which include retailers, manufacturers, and distributors, must constantly manage their captive fleets and additional capacity from carriers to match their freight capacity with current demand. This logistical challenge is exacerbated during peak season which generally occurs in the U.S. leading up to the holiday season from mid-August through October. We believe that a reliable autonomous solution at scale will help shippers guarantee freight capacity, including during peak season. This will also allow shippers to allocate their increasingly scarce driver supply to customer facing first and last mile operations.

Carriers and parcel service providers, which provide full service freight to shippers, face evolving logistical challenges from continually increasing truck freight volumes amid the driver shortage and expanding same and next day shipping requirements. Autonomy alleviates a key logistical issue presented by physical and regulatory daily driving hour restrictions. This barrier significantly impedes the viability of traditional trucking in same and next day long haul shipping as carriers and parcel service providers must frequently utilize expensive teams of two drivers to meet the delivery timeline. Autonomy eliminates this constraint by allowing the long haul semi-trucks to operate 24/7 while allowing for more efficient allocation of driver resources to customer facing first and last mile deliveries. This autonomous middle mile solution also enables an “Intermodal 2.0” freight framework, expanding the reach of truck transportation as an alternative to rail intermodal.

Freight brokers, which match supply and demand between shippers and carriers, benefit from autonomy as an additional transportation tool for truck freight. We believe that the reduced expense and increased reliability of autonomous trucking can aid brokers in matching demand with the lowest cost long haul solution, improving customer service and broadening business opportunities.

OEMs, which manufacture Class 8 semi-trucks, stand to benefit from strong demand for new purpose-built fully autonomous semi-trucks. We believe that the numerous benefits to shippers, carriers, parcel service providers and brokers will drive strong demand for autonomous truck freight volumes. We further believe that purpose-built fully autonomous semi-trucks will help meet this autonomous freight capacity demand in a more reliable and efficient manner. We expect that OEMs will be able to command a higher price point per fully autonomous semi-truck because of operational efficiency and also benefit from increased purpose-built fully autonomous semi-truck production volumes from the secular shift to autonomous trucking.

Our Solution

Our Autonomous Freight Network is an innovative freight ecosystem that will provide our users with access to safer, lower cost, and reliable freight capacity on demand. To enable our AFN, we are developing highly capable and reliable fully autonomous semi-trucks that incorporate our core technologies including our proprietary autonomous software platform and world-class sensor system. We believe that our AFN is the most comprehensive solution to address the freight industry’s long term challenges including safety, efficiency, the environment, and supply and demand imbalances. Set forth below are the key elements of our solution enabling us to provide users with autonomous freight capacity as a service, which we believe will revolutionize the freight industry.

A Comprehensive Autonomous Freight Capacity as a Service Solution. The combination of our leading core technology, product and service offerings is designed to enable our comprehensive autonomous freight capacity as a service solution. Our core technology offerings, comprised of our proprietary autonomous software platform and world-class sensor system, form the bedrock of our AFN. These core technologies are the building blocks for our purpose-built fully autonomous semi-trucks and TuSimple Path which are our primary user products. Our strategic terminal network is the third pillar of our product suite that provides a highly valuable and accessible infrastructure for our users. The combination of our core technologies and products enable our TuSimple Capacity and Carrier-Owned Capacity offerings which are the two service models through which users can access freight capacity on our AFN. The flexibility of our multiple service models to access the AFN underpins our autonomous freight capacity as a service solution. Each layer of our business model including core technologies, products and services combines to create an unparalleled user experience which we believe will transform the truck freight industry:

Our Services

The Autonomous Freight Network is an expanding nationwide network of HD digital mapped routes and terminals coupled with an operational oversight system operated by TuSimple. It is the infrastructure to enable safe and efficient autonomous freight capacity as a service. Our HD digital mapped routes currently span over 3,000 miles across the U.S., and we expect to map the entire 46,000 mile U.S. Interstate System by 2024. We are scaling our AFN through an ecosystem approach by partnering with world class shippers, carriers, and service providers to de-risk and accelerate the pace of expansion. We believe that our AFN will offer users a comprehensive network to access autonomous long haul freight capacity.

To provide the most flexible solution for our users, we offer two methods to access autonomous freight capacity on our AFN:

TuSimple Capacity. Access to our full service autonomous freight capacity as a service is available to our users through our TuSimple Capacity. We utilize a capital light business model, financing our fully autonomous semi-trucks through third party fleet asset owners and financing sources. This model provides us with control of operational logistics and user experience as we offer a seamless terminal to terminal freight service to our users. Our users pay for access to our fully autonomous semi-trucks operating across our AFN on a per mile basis which we anticipate will be at a substantial discount to the per mile rate charged by traditional truck freight carriers.

Carrier-Owned Capacity. Many of our users own all or a substantial portion of their semi-truck fleet. Large scale shippers such as McLane, for instance, often prefer the oversight and logistical control that comes with owning and operating their semi-truck fleet rather than utilizing third party carriers and freight brokers. Since the third quarter of 2020, users who prefer to own their semi-trucks have been able to reserve our purpose-built fully autonomous semi-trucks built in partnership with Navistar. By subscribing to TuSimple Path, Carrier-Owned Capacity users will be able to seamlessly integrate autonomous freight operations into their existing supply chain. Users will pay TuSimple a per mile subscription fee to operate the purpose-built fully autonomous semi-truck and receive the full benefit of our AFN, including autonomy-enabled routes mapped directly to users’ existing facilities and TuSimple Connect platform. By purchasing our purpose-built fully autonomous semi-trucks and subscribing to TuSimple Path, we expect to drastically decrease our users’ annual total cost of ownership which will yield a payback period of less than one year on the incremental cost of hardware.

Our Products

Purpose-Built Fully Autonomous Semi-truck. We are developing, with Navistar and TRATON, the first vertically integrated L4 purpose-built fully autonomous semi-truck manufactured at scale to be deployed on our AFN. We believe that this vertical integration, coupling proprietary software with hardware manufactured by world class OEMs and components partners as well as roadside assistance and maintenance partnerships, will deliver the most reliable and first-to-market purpose-built fully autonomous semi-trucks at scale.

Our hardware partnerships allow us to primarily focus our development on our proprietary, core autonomous software while gaining the benefits of a capital light business model. We believe that leveraging these partnerships significantly de-risks and accelerates our pace to commercializing our AFN at the requisite scale to adequately serve the freight industry. We also believe that leading industry participants’ decisions to partner with us further validate our solution.

•

Partnership with Navistar. In July 2020, we announced our formal partnership with Navistar, one of the world’s largest commercial truck OEMs. Navistar manufactures its trucks under the International and IC brands. Through our partnership, we intend to produce a line of purpose-built fully autonomous semi-trucks for the North American market at scale by 2024 in Navistar’s manufacturing facilities. This milestone builds upon our two year relationship with Navistar, and we believe that it is a critical step to building our AFN to scale with highly reliable, integrated hardware solution.

•

Partnership with TRATON. In September 2020, we announced a global partnership with TRATON to develop purpose-built fully autonomous semi-trucks. TRATON, a publicly listed subsidiary of Volkswagen, is one of the world’s largest commercial truck OEMs. Scania, MAN Truck & Bus, and Volkswagen Caminhões e Ônibus are the truck brands of the TRATON GROUP. We have already begun developing the first L4 autonomous hub-to-hub truck freight route between Södertälje and Jönköping in Sweden using TRATON’s Scania trucks. We believe that, as one of the world’s largest commercial vehicle OEMs, TRATON significantly increases our ability to scale globally and bring our transformative autonomous trucking solution to freight users around the world.

•

Tier 1 Ecosystem. Our vertical hardware integration extends beyond OEMs and into Tier 1 supplier partnerships. Tier 1 suppliers manufacture critical components that improve the performance of our system and provide high quality component redundancy. As the architect of the autonomous system, we have important input into which suppliers’ parts best meet our design specifications.

TuSimple Path. Our fully autonomous semi-trucks are powered by our on-board autonomous driving software, our TuSimple Connect cloud-based autonomous operations oversight system, autonomous HD route mapping support, and emergency roadside assistance to provide safe and seamless end-to-end autonomous freight capacity as a service.

Note:

1.	Except weather conditions that significantly impede traction or visibility.

AFN Terminals. We believe that to achieve a meaningful share of the truck freight market, the scale of our network solution is critical. While removing the driver from the semi-truck is highly attractive on a unit economics basis, the solution is not viable for major shippers and carriers without a scalable and highly reliable network of terminals connected by HD digital mapped routes. Our terminal network is comprised of both users’ existing terminals as well as TuSimple operated terminals which we lease. We are actively working with our ecosystem of users to expand our footprint of terminals that we operate and which are strategically located to maximize proximity to our users’ facilities. Our AFN connects both our users’ existing terminals and our own operated terminals to facilitate freight movement. We intend to continue to finance the terminals that we operate under a facility lease or other similar financing arrangement. We believe that our growing terminal network is highly complementary with our fully autonomous semi-trucks’ capability to operate from terminal to terminal, minimizing drayage and operational inefficiency.

Our Core Technology

Highly Efficient and Reliable Autonomous Trucking Technology. We believe that to deliver an exceptional user experience, our autonomous freight solution must be reliable and must easily integrate into our users’ existing supply chains. Our reliability starts with our fully autonomous semi-trucks powered by our proprietary autonomous software, durable auto-grade hardware, trustworthy maintenance, and on-demand roadside services.

We do not believe that an aftermarket or retrofitted autonomous solution can provide long term reliability for scaled commercial development. Furthermore, our advanced, proprietary software and hardware technologies have allowed us to be the first to demonstrate a true terminal to terminal solution, rather than a highway-only ramp to ramp solution. Our fully autonomous semi-trucks’ ability to navigate beyond highways onto surface streets allows our terminals to be strategically located on-site or near our users’ distribution centers. We believe that a ramp to ramp highway-only fully autonomous semi-truck would be insufficient for our users because the semi-trucks would still require human operators to drive the semi-trucks to and from on- and off-ramps, decreasing scalability, increasing the chances of accidents, and incurring significant drayage and incremental real estate costs. We believe that our terminal to terminal ability provides a far superior solution because it ensures seamless integration into our users’ existing supply chain—a key minimum hurdle for widespread autonomy adoption.

Full Stack of Proprietary Software Functions. The five core components of our proprietary software stack powering our autonomous system include Perception, Motion Planning, Control, Machine Learning Infrastructure, and Mapping. Each proprietary component is critical and interconnected to meet the unique challenges of operating an autonomous Class 8 semi-truck. Our software and on-board hardware including sensors, steering, braking, and electronic compute unit systems are seamlessly integrated to enable technological breakthroughs such as our camera-centric long range perception system. We believe that our purpose-built fully autonomous semi-truck will be significantly safer than a human driver, alleviating a primary pain point for the current freight industry. Safely removing the human driver from long haul trucking will not only reduce labor costs as the largest operating expense but can also reduce accidents, increasing safety for work force, reducing operational lost time, and bringing down insurance costs over time. Including additional savings from increased fuel efficiency and reduced wear on the vehicle, we believe that our purpose-built fully autonomous semi-truck solution will reduce freight operating costs by up to 50% per mile.

Perception. The significantly larger mass of a commercial semi-truck coupled with highway driving speeds requires longer braking distances and thus a long planning horizon—significantly longer than that of passenger vehicles. Long range perception is key to our ability to enable this long planning horizon. Our system has a forward perception range of up to 1,000 meters and is capable of detecting, tracking and analyzing the movement patterns of vehicles, including relative speed and distance. Performing 600 trillion operations per second, our on-board software fuses multiple sensors including cameras, light detection and ranging (“LiDAR”) and radar to reconstruct a visual representation of the semi-truck’s surroundings. Our cutting edge perception system is powered by our leading computer vision and artificial intelligence technology.

Motion Planning. Our innovative motion planning software complements our perception system by predicting the future paths of surrounding vehicles. Due to our long range perception technology that allows us to accurately capture the road environment up to 1,000 meters ahead, we have over 35 seconds of planning horizon. By utilizing prediction models which assess vehicle speeds and driver intent, we are able to plan better and safer driving trajectories for our semi-trucks. Central to our prediction engine’s design is the ability to account for interaction with non-compliant drivers which are encountered frequently. Our systems have found that drivers are increasingly non-compliant when in the vicinity of large semi-trucks which increases the importance of our ability to model erratic behaviors of surrounding drivers. We believe that our systems’ ability to accurately forecast the behavior of compliant and non-compliant drivers is highly differentiated and will significantly increase the safety of our purpose-built fully autonomous semi-trucks relative to human drivers.

Control. Our control algorithms receive input from the motion planning module to put into action a safe and efficient driving trajectory. These algorithms must be designed specifically for the semi-truck use case, as semi-trucks are significantly less nimble than passenger cars, with characteristics including longer gear shift timeframes and the need for higher actuation accuracy. Our control system is designed to dynamically adapt to varying truck trailer cargo weights as well as crosswind speeds which can both drastically alter the movement of and create unique challenges for semi-trucks. We believe that combining long range perception, longer planning horizons, and highly accurate control algorithms makes the driving performance of our on-board software significantly smoother and more fuel efficient than that of a human driver.

Technology Specifically Designed for Semi-Trucks. Fully autonomous semi-trucks present distinct challenges. The combination of a semi-truck’s weight and typical highway speeds requires approximately 2x longer stopping distances than passenger vehicles. Due to their length, semi-trucks can take up to 16 seconds to make a left hand turn which requires a significantly longer planning horizon than passenger vehicles. Our proprietary sensor platform and predictive AI allow our trucks to safely navigate these unique challenges.

Sources: Schneider, California Department of Motor Vehicles.

Machine Learning Infrastructure. The accuracy of our perception and motion planning capabilities is augmented by our proprietary machine learning algorithms. Over the course of 2.3 million road miles and 100+ million simulation miles, we have accumulated a vast set of semi-truck specific driving data with which to train our perception and motion planning capabilities. We focus our data collection and storage efforts on both quality and quantity. This enables our database to be informative and relatively easily analyzed by our machine learning software which currently has the capacity to process 100 thousand instances per day. This data analysis trains our software to more accurately predict how the surrounding environment of a semi-truck will change in real time.

HD Mapping. We believe that integrated mapping software is crucial for the operation of a L4 fully autonomous semi-truck. Our AFN is comprised of HD digital maps of the major freight corridors over which our semi-trucks operate. By developing our own proprietary nationwide freight route maps, we can have control over and visibility of the routes within our AFN, facilitating greater precision, accuracy and reliability of our system. Data collected by the semi-trucks in transit allows us to continually improve map accuracy and affirm semi-truck position. Our proprietary maps are developed by driving camera, LiDAR and GPS equipped commercial vehicles along the target freight route several times. This data collection is followed by fully automated processing which fine tunes and generates full 3D high definition maps at an accuracy of five centimeters or less.

Our Semi-trucks Today. We currently operate 70 fully autonomous semi-trucks with 50 on our AFN in the U.S. and 20 in China. Our fully autonomous semi-trucks currently operate with a safety driver and safety engineer in the cabin to ensure adequate oversight as we continue to improve our technology. Our Class 8 semi-trucks are outfitted with autonomous hardware including, what we believe is, the world’s most advanced fully autonomous semi-truck sensor system. Our hardware and software systems are fully redundant for safety. Our fully autonomous semi-trucks are completing revenue generating routes for our shipper and carrier users via our AFN. By partnering with OEMs and Tier 1 suppliers to vertically integrate the production process, we believe that we can significantly reduce production costs of our purpose-built fully autonomous semi-truck.

World-Class Sensor System. Our proprietary sensor system is critical to our fully autonomous semi-trucks’ perception range and accuracy. We designed a proprietary camera module coupled with our proprietary software that enables the semi-truck’s 1,000 meter perception range, even in low light conditions. This range across lighting environments is designed to provide our semi-trucks with sufficient reaction time to safely operate at highway speeds, ultimately allowing for a planning horizon up to 35 seconds. Our camera-centric system is powered by both primary and backup cameras, providing a fully redundant camera system for increased safety. Augmenting the camera perception is an array of LiDAR, radar systems, GPS, and ultrasonic sensors. Our combined use of cameras and sensors provides our semi-trucks with superior perception range, while also being highly accurate in different road scenarios. With the exception of our specially designed long range high definition camera, we have sourced the balance of our sensor suite from existing third party products in order to reduce the cost of the overall system.

Proprietary HD Mapping Capability. Our in-house mapping technology can quickly map new routes and provide users with more location options for shipping on our AFN. Our proprietary mapping technology and process is accurate to within five centimeters. Precise localization accuracy is crucial to safely operate semi-trucks autonomously given the 8.5 foot average tractor width, particularly when travelling on local streets which average just 10 feet wide. We are able to map new routes at a rate of over 250 miles per week which translates into our ability to map a typical “middle mile” route for a user in approximately four weeks on average. This nimble, flexible approach allows us to quickly meet our users’ evolving freight demands while efficiently expanding our network.

Cloud-Based Operational and Monitoring System. Our seamless user experience is enhanced by our proprietary TuSimple Connect system. This cloud-based autonomous operations oversight system is designed to ensure safe operations, reliability, and efficient capacity for our users. The system directly connects to our users’ Transportation Management Systems, integrating TuSimple Connect into their supply chain and creating a close user relationship. Our users can book and track their freight seamlessly with real-time two way communication that allows our AFN to dynamically match freight supply with demand.

Network-Based Approach

Network-Based Approach Encourages Faster Adoption. We believe that our AFN will provide a superior user experience by solving truck freight supply and demand pain points while significantly improving safety and lowering emissions. We expect our superior user experience and attractive per mile economics to drive rapid adoption of our solution. As demand increases, we expect utilization rates of semi-trucks already on our AFN to grow, which will make adding additional semi-trucks, terminals, and routes increasingly attractive. More fully autonomous semi-trucks, terminals, and routes increase available capacity on our AFN which further enable the on-demand nature of our solution. Our capital light business model significantly reduces friction to scale and allows capacity to be added quickly by leveraging third parties to finance additional fully autonomous semi-trucks and strategic terminal locations. As more semi-trucks, terminals, and routes are added, freight capacity and on-demand availability on the AFN increase as well, leading to a self-perpetuating system and further accelerating network growth.

Our Competitive Strengths

We believe that the following strengths position us well to lead the transition to autonomous trucking and build an attractive, network based business model:

We are the Leader in Autonomous Trucking. We have accomplished many first of their kind milestones for a fully autonomous semi-truck technology company. We believe that we are further in the development of our autonomous technology and closest to commercialization of any fully autonomous semi-truck technology company.

•	First to announce partnerships with OEMs via our Navistar and TRATON partnerships

•	First to announce an investment from a major carrier when UPS invested in our company in 2019

•	First to establish a near highway terminal for autonomous commercial freight operations

•	First and only to demonstrate fully autonomous semi-truck driving on both surface streets and highways

•	First fully autonomous semi-truck to haul a paid freight load

We Are Solely Focused on the Truck Freight Market. Autonomous trucking has specific technical and operational challenges. Fully autonomous semi-truck driving operations are materially different than passenger cars, principally as a result of a semi-truck’s weight, size, and configuration. Furthermore, a semi-truck engaged in hauling freight is a significantly different use case than a personal vehicle or rideshare vehicle principally engaged in passenger transportation in urban environments. We believe that our focus on the particular challenges of the truck freight market provides a significant competitive advantage relative to companies which have historically focused on autonomous passenger vehicle development.

Autonomous Technology Leadership. Our intellectual property portfolio includes over 190 patents worldwide. Some of the key elements of our technology include our 1,000 meter perception system, multi-sensor fusion, prediction model, and planning capabilities. We believe that our technology is highly differentiated and is a key enabler of bringing our solution to commercialization.

Validation of our Technology and Approach. Our partnerships with, and in some cases investments from, sophisticated companies from the freight and technology industries, such as NVIDIA, UPS, Navistar, and TRATON, validate the strength of our technology and our business model. We believe that we have the most significant and most numerous points of external validation of our technology and approach among autonomous trucking technology companies.

Proprietary Relationships with World Class Hardware Partners. Our partnerships with semi-truck OEMs such as Navistar and TRATON as well as other hardware partners such as NVIDIA help us develop a reliable, scalable production semi-truck. The partnerships allow us to primarily focus our technology development on our proprietary core fully autonomous semi-truck software while gaining the benefits of capital light vertical integration.

Our AFN has an Unmatched Group of Global Leaders in Freight. We have developed an ecosystem of users and commercial partners including UPS, McLane, JB Hunt, and U.S. Xpress, who are some of the largest and most sophisticated participants in the freight ecosystem. Our partners are critical in helping us test and develop our autonomous trucking solution and accelerate adoption of our AFN.

Environmental Sustainability Benefits. We have demonstrated a 10% improvement in fuel efficiency compared to traditional truck freight through our technology. This was conducted through a study with University of California San Diego and using empirical data with our users. We believe that fuel efficiency is important to large shippers and fleets, both in terms of cost savings and for reducing carbon footprint.

World Class Management Team with Multi-Disciplinary Experience. Our organization is led by a world class team with a diversity of expertise and experience. The team is balanced across entrepreneurial, finance, trucking technology, and logistics expertise with experience at some of the world’s foremost organizations in those areas. We believe that this team is critical to our success given the scale and complexity of the market which we are transforming. By drawing from experiences ranging across technology, logistics, investing and other relevant areas, we believe that our team is a core competitive strength as we build out our AFN.

Industry Leading Technology Team. Members of our technical team have made significant contributions to the advancement of artificial intelligence and machine vision technologies. For example, members of our team invented Spectral Saliency Theory, which is one of the most influential theories of the past decade relating to machine vision, which is a key enabler for safe and reliable L4 autonomous truck operations.

Our Strategy

We continue to build on our position as a global leader in autonomous trucking technology, building safer, more reliable, efficient and lower carbon footprint freight transportation. Key elements of our strategy include:

Build Upon Our Track Record of Autonomous Trucking Achievements. Since our founding in 2015, we have pushed the boundaries of autonomous vehicle software and hardware. Our centralized data processing and storage system is designed to maximize the value of our 2.3 million road miles and 100+ million simulation miles, allowing us to become a leader in solving complex autonomous trucking edge cases.

Expand our Autonomous Freight Network Across the U.S. We intend to build out our network of freight terminals, AFN partners, and HD digital mapped routes, expanding from our existing footprint in Arizona, New Mexico, and Texas to nationwide coverage across major interstate highways by 2024. We are currently mapping roadways at a pace of over 250 miles per week. Our goal is to achieve route map coverage of the entire continental U.S. by 2024. We intend to have revenue sharing agreements with our ecosystem partners, which we believe will incentivize them to help expand and enhance our AFN. In addition, carriers and shippers will have the opportunity to significantly improve their operating margins by participating in our AFN as users and commercial partners, creating a powerful network effect.

Demonstrate Driver-Out Testing. In 2021, we expect to demonstrate our semi-truck operating on public roads without a safety driver or passenger on-board. This demonstration is designed to prove out the advanced progress of our technology and will serve as one of the key upcoming milestones toward full autonomous freight operations.

Begin Production of Our Purpose-Built Fully Autonomous Semi-Truck. In partnership with Navistar, we have commenced co-development of a purpose-built fully autonomous semi-truck for commercial production by 2024 for the U.S. market. In the third quarter of 2020, we, along with Navistar, started taking reservations for the semi-truck, which we expect to be an important indicator of user demand for our offering.

Offer Multiple Ways to Serve Our Users. We will offer several ways for users to access our AFN, both for those that prefer an asset light model and those that prefer to own their fleet. A summary of our different user offerings is set forth in the business section under “Our Solution.”

Continued Focus on Achievement of Key Technology and Business Milestones. We intend to continue to build on our existing technological and business milestones to advance towards full commercialization. We will continue to enhance our fully autonomous semi-truck technology and establish additional commercial partnerships in key areas, such as hardware, financing, insurance and freight brokerage.

Global Expansion. In addition to building our U.S. based AFN, we intend to expand commercialization internationally. We plan to build a purpose-built fully autonomous semi-truck specifically for the Europe and China market with our OEM partner TRATON. Our expansion in both regions will augment and complement our AFN commercialization in the United States.

Competition

We view ourselves as a partner to the key stakeholders in the traditional truck freight industry rather than a competitor. We believe that our AFN solution will solve the key supply and demand pain points faced by the industry today and that our technology will make truck freight shipper and carrier operations significantly safer and more efficient. We believe that our partnerships with well-established industry participants validates this collaborative approach.

Despite our partnership approach, we face significant competition from traditional freight carriers and shippers. The truck freight industry is fragmented and highly competitive, historically leading to pricing pressure and low operating margins. We will compete with traditional carriers on reliability, price, and safety. We believe that our technology provides us with a significant advantage across each of these key competitive areas.

While we face technological competition from other autonomous vehicle companies, we believe that our exclusive focus on the semi-truck use case differentiates us from other autonomous vehicle companies. Fully autonomous semi-trucks present distinct challenges relative to autonomous passenger vehicles, and we believe that overlap in technological capabilities is limited. We also believe that our lead in solved semi-truck autonomy edge cases, extensive patent portfolio, and well-established industry partnerships further strengthen our leadership position.

Government Regulation

We believe that the current regulatory environment exhibits a clear path for fully autonomous semi-trucks to deploy nationwide and that working collaboratively with regulators and ecosystem partners will create a safer freight industry. The U.S. Department of Transportation has stated that “the United States Government is committed to fostering surface transportation innovations to ensure the United States leads the world in automated vehicle (AV) technology development and integration while prioritizing safety, security and privacy and safeguarding the freedoms enjoyed by Americans.” Today, 42 states allow autonomous semi-truck testing, of which 23 states allow autonomous semi-truck commercial deployment. We believe that the current regulatory environment exhibits a clear path toward autonomous trucking solutions nationwide and that regulators will be our partners in creating a new, drastically safer freight industry.

At the federal level in the United States, the safety of commercial motor vehicles is regulated by the U.S. Department of Transportation through two federal Agencies – the National Highway Traffic Safety Administration (the “NHTSA”) and the Federal Motor Carrier Safety Administration (the “FMCSA”). NHTSA establishes the Federal Motor Vehicle Safety Standards (the “FMVSS”) for motor vehicles and motor vehicle equipment and oversees the actions that manufacturers of motor vehicles and motor vehicle equipment are required to take regarding the reporting of information related to defects or injuries related to their products and the recall and repair of vehicles and equipment that contain safety defects or fail to comply with the FMVSS. FMCSA regulates the safety of commercial motor carriers operating in interstate commerce, the qualifications and safety of commercial motor vehicle drivers, and the safe operation of commercial trucks.

While there are currently no federal U.S. regulations expressly pertaining to the safety of autonomous driving systems for trucks, the U.S. Department of Transportation has established recommended voluntary guidelines, and NHTSA and FMCSA have authority to take enforcement action should an automated driving system pose an unreasonable risk to safety or inhibit the safe operation of a commercial motor vehicle. Certain U.S. states have legal restrictions on autonomous driving vehicles, and many other states are considering them. This patchwork increases the legal complexity for our purpose-built autonomous trucks. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of autonomous driving vehicles. Autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries and may create restrictions on autonomous driving features that we develop.

As the trucks that carry our technology go into production, we are subject to existing stringent requirements overseen by NHTSA under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers, such as us, to comply with “Early Warning” requirements by reporting certain information to NHTSA, such as information related to defects or reports of injury related to our products. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards. Sales into foreign countries may be subject to similar regulations. As the development of federal and state regulation of autonomous machines and vehicles continues to evolve, we may be subject to additional regulatory schemes.

In addition, our operations are subject to various international, federal, state, and local laws and regulations governing pollution and protection of the environment, the use, generation, storage, management, discharge, transportation, disposal, and release of, and human exposure to, hazardous and toxic materials, and the occupational health and safety of our employees. Our truck drivers and trucking operations are subject to the Federal Motor Carrier Safety Regulations (the “FMCSRs”) established by FMCSA, and we are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable international, state, and local laws that protect and regulate employee health and safety.

Strategic Collaboration with Navistar

In July 2020, we formalized a partnership with Navistar to jointly and collaboratively develop a Level 4 autonomous solution for Class 8 tractors, with the goal of having factory produced purpose-built fully autonomous semi-trucks available at scale in 2024. As part of this partnership, we have also negotiated with Navistar terms for a production license agreement to commercially market and provide services for autonomous trucks thereafter.

The product development process will follow a stage gate development model for the production of purpose-built fully autonomous semi-trucks. We are providing the software, system design, and requirements for the autonomous truck while Navistar serves as the system integrator for the truck hardware and is responsible for validation and testing. Navistar and we have also established a reservation program in the third quarter of 2020 for both of our strategic customers to pre-order Level 4 autonomous Class 8 tractors.

Research and Development

We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms, and software to solidify our technology leadership in the market. Our ability to maintain this leadership position depends in part on our ongoing research and development activities. Our research and development team is responsible for the design, development, and testing of our technology.

Our research and development is largely conducted at our headquarters in San Diego, California. As of June 30, 2020, we had 525 full time employees engaged in our research and development activities.

Intellectual Property

Our ability to be at the forefront of innovation in the autonomous trucking and freight transport market largely depends on our ability to obtain, maintain, and protect our intellectual property and other proprietary rights relating to our key technology, and our ability to successfully enforce these rights against third parties. To accomplish this, we rely on a combination of intellectual property rights, such as patents, trademarks, copyrights, and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights. Our success also depends in part on our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of others, and in part, on our ability to prevent others from infringing, misappropriating, or otherwise violating our intellectual property and proprietary rights. A comprehensive discussion on risks relating to intellectual property is provided under the section titled “Risk Factors—Risks Related to Our Intellectual Property, Information Technology, and Data Privacy.”

As of September 4, 2020, we had approximately 193 issued patents and 532 pending patent applications globally. Our issued patents and patent applications cover a broad range of system level and component level aspects of autonomous technology, and we intend to continue to file additional patent applications with respect to our technology.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We are from time to time involved in actions, claims, suits, and other proceedings in the ordinary course of our business. In addition, from time to time, third parties may in the future assert intellectual property infringement claims against us in the form of letters and other forms of communication. Litigation or any other legal or administrative proceeding, regardless of the outcome, can result in substantial cost and diversion of our resources, including our management’s time and attention.

Our People and Culture

We pride ourselves on the talent, passion, and dedication of our employees, who are united in our goal to revolutionize the global freight market. As of June 30, 2020, we had 648 full-time employees. The majority of our employees are based in San Diego, California, with others located in Arizona and Beijing, China.

We have built a values-based culture that emphasizes values such as striving for excellence, transparency, and support for each other. Our employees have access to development stipends, a wide range of training, different career paths, and, most importantly, challenging and purposeful work. Our culture is also built on diversity, inclusion, camaraderie, and celebration. We organize regular cultural events, teambuilding activities and public recognition forums to celebrate our diversity and invest in strong relationships.

Apart from culture and career development, we offer a robust benefits package. This package includes vacation days, paid parental leave, 401(k), performance bonuses, and a premier health plan for employees and their dependents. We also regularly survey and host roundtables with our employees to better understand their needs and perspectives, and, as a result of these discussions, we have added benefits including conference funds, fitness stipends, teambuilding budgets, and pet insurance.

Facilities

Our corporate headquarters is located in San Diego, California, consisting of approximately 21,000 square feet of office space, primarily for corporate administration as well as research and development. In addition to our headquarters, we have also leased a number of our facilities in Arizona. We believe that our office space is adequate for our current needs, and we believe that we will be able to obtain additional space on commercially reasonable terms if needed.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of the date of this prospectus:

Name	Age	Position
Executive Officers
Mo Chen	36	Director, Co-Founder and Executive Chairman
Xiaodi Hou	36	Director, Co-Founder and Chief Technology Officer
Cheng Lu	38	Director, President and Chief Executive Officer
Patrick Dillon	38	Chief Financial Officer
Non-Employee Directors
Kanush Chaudhary	36	Director
Other Key Management
James Mullen	51	Chief Administrative and Legal Officer
Charles Price	63	Chief Product Officer

Executive Officers

Mo Chen is our co-founder and has served as our executive chairman since September 2020 and as a member of our Board of Directors since our inception in 2015. Mr. Chen served as our chief executive officer from our inception in 2015 to September 2020. Prior to founding our company, Mr. Chen served as founder and chief executive officer at Deep Blue Brothers, an online gaming platform. Prior to that, he served as founder of startups in the fields of traditional and online advertising and used car online marketplace. He has more than 12 years of entrepreneurship and management experience. We believe that Mr. Chen should serve as a member of our Board of Directors because he is experienced in founding, leading and managing technology companies.

Xiaodi Hou is our co-founder and has served as our chief technology officer and a member of our Board of Directors since our inception in 2015. Mr. Hou has more than ten years of research and development experience in computer vision and machine learning and is responsible for our new technology and advanced product development. In the field of computer vision, Mr. Hou has developed leading theories in computational models for visual saliency. Prior to founding our company, Mr. Hou served as co-founder and chief technology officer at Cogtu, an image recognition technology company. Mr. Hou also serves as the reviewer of more than ten major computer vision journals and conferences. He holds a Ph.D. from the California Institute of Technology and a B.Eng in computer science from Shanghai Jiao Tong University. We believe that Mr. Hou should serve as a member of our Board of Directors because of his expertise in, and contributions to, our technologies.

Cheng Lu has served as our president since January 2019, as our chief executive officer since September 2020 and as a member of our Board of Directors since June 2020. Mr. Lu also served as our chief financial officer from January 2019 to December 2020. Mr. Lu has more than 13 years of experience in strategy and corporate finance. Prior to joining us, from 2016 to 2019, Mr. Lu served as co-founder and chief operating officer of KCA Capital Partners, a Pan-Asian growth equity investment fund. Previously, from 2014 to 2016, Mr. Lu served as principal at HOPU Investments, from 2011 to 2014, as principal at CITIC Capital, from 2006 to 2008, as associate at Cerberus Capital, and from 2005 to 2006, as investment banking analyst with Citigroup in New York. Mr. Lu holds a B.S. in computer science and economics from the University of Virginia, and an M.B.A. from Harvard Business School. We believe that Mr. Lu should serve as a member of our Board of Directors because of his leadership experience with our company and his background in corporate finance and strategy.

Patrick Dillon has served as our chief financial officer since December 2020. Mr. Dillon has more than thirteen years of experience working in finance, investment banking and public accounting. Prior to joining us, from August 2011 to December 2020, Mr. Dillon was a member of the investment banking division of Morgan Stanley, co-leading its coverage of vehicle technology companies. During his tenure at Morgan Stanley working in both the New York and Chicago offices, Mr. Dillon advised clients on capital raising, mergers and acquisitions and other strategic transactions. Prior to his work at Morgan Stanley, Mr. Dillon was a member of Deloitte’s tax consulting practice in Chicago from 2005 to 2009. Mr. Dillon holds a Bachelor of Business Administration and M.S. in accountancy from the University of Notre Dame Mendoza College of Business and an M.B.A. from the University of Chicago Booth School of Business.

Non-Employee Directors

Kanush Chaudhary has served as a member of our Board of Directors since March 2020. Mr. Chaudhary is currently a managing director at Composite Capital Management where he has worked since 2016. Previously, he served as a vice president at Bain Capital. He holds an M.B.A. from Harvard Business School, and a B.S. in economics and a B.S. in electrical engineering from the University of Pennsylvania. We believe that Mr. Chaudhary should serve as a member of our Board of Directors because of his experience in working with technology companies.

Other Key Management

James Mullen has served as our chief administrative and legal officer since September 2020. Mr. Mullen has more than 15 years of executive leadership experience in the trucking industry. Prior to joining us, from October 2019 to September 2020, Mr. Mullen was the acting administrator of the Federal Motor Carrier Safety Administration (“FMCSA”) where he was responsible for regulating over 500,000 motor carriers and over 3.5 million commercial drivers and was responsible for the agency’s $700 million budget and 53 field offices, from June 2018 to October 2019 was the chief counsel of the FMCSA rendering legal services and policy direction for the FMCSA, from December 2016 to June 2018 was a professional consultant providing services and advice to large motor carriers and trade associations, from June 2006 to December 2016 was an executive at Werner Enterprises, Inc., a publicly-traded transportation and logistics company, serving as executive vice president and general counsel from May 2010 to December 2016 and as vice president and general counsel of litigation from June 2006 to May 2010, and was in the private practice of law from 1993 to June 2006. Mr. Mullen holds a J.D. from the University of Nebraska College of Law and a B.A. in economics from the University of Nebraska.

Charles Price has served as our chief product officer since September 2017. Mr. Price has more than 25 years of experience in research and development, and holds 13 patents, six of which are in the connected and automated vehicles field. Prior to joining us, from 2014 to 2017, Mr. Price served as vice president of Peloton Technology, from 2009 to 2014, as co-founder and CTO of Classic Law in Beijing, China, from 2007 to 2009, as a vice president of Oracle Corporation, from 2005 to 2007, as vice president of Active Reasoning, and from 2001 to 2003, as senior vice president of Hotjobs.com (acquired by Yahoo, Inc.). Mr. Price was the co-founder of Lumenare Networks (acquired by Dell), chief engineer of Broadvision, Inc., served four years at Sun Microsystems and 10 years at Digital Equipment Corporation. Mr. Price was a member of the U.S. Air Force, attending the U.S. Air Force Academy four years and studying in the Electrical Engineering and Computer Science Department.

Board Composition

Our board of directors currently consists of                 members, who were elected pursuant to the amended and restated shareholders’ agreement that we entered into with certain holders of our ordinary shares and certain holders of our preferred shares and the related provisions of our amended and restated memorandum and articles of association.

The relevant provisions of this shareholders’ agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation, or removal.

Immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

• the Class I directors will be to be held in 2022;	,	and their terms will expire at the annual meeting of shareholders
• the Class II directors will be to be held in 2023; and	,	and their terms will expire at the annual meeting of shareholders

• the Class III directors will be to be held in 2024; and	,	and their terms will expire at the annual meeting of shareholders

Directors in a particular class will be elected for three-year terms at the annual meeting of shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation, or removal. The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Share Capital—Anti-Takeover Provisions” and “Risk Factors—Risks Related to Our Ordinary Shares and This Offering— Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, at a premium.” Our amended and restated articles of association that will become effective upon the completion of this offering also provide that our directors may be removed in the manner provided for in the amended and restated articles of association by a special resolution of our shareholders, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors (which shall not exceed any maximum number stated therein), may be filled only by vote of a majority of our directors then in office.

Director Independence

We have applied to have our ordinary shares listed on the                . Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that all members of the board of directors, except                 ,                and                , are independent, as determined in accordance with the rules of the                . In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our share capital. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). There are no family relationships among any of our directors or executive officers.

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole and after this offering through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters; our compensation committee oversees the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors, and director succession planning.

Board Committees

Upon the completion of this offering, our board of directors will have established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of the                . Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website at www.tusimple.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee are                ,                  and                 each of whom can read and understand fundamental financial statements. Each of                 ,                  and                , is independent under the rules and regulations of the SEC and the listing standards of the                applicable to audit committee members.                  is the chair of the audit committee. Our board of directors has determined that each of                ,                  and                 qualify as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of the                .

Our audit committee assists our board of directors with its oversight of the following: the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are                ,                  and                .                  is the chair of the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of the                applicable to compensation committee members. Our compensation committee assists our board of directors in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are                 and                .                 is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors selects, director nominees, develops and recommends to our board of directors a set of corporate governance guidelines, and oversees the evaluation of our board of directors.

Code of Conduct

Our board of directors has adopted a Code of Conduct (the “Code”). The Code applies to all of our employees, officers, and directors, as well as all of our contractors, consultants, suppliers, and agents in connection with their work for us. Upon the completion of this offering, the full text of our code of conduct will be posted on our website at www.tusimple.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase our ordinary shares.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or served in prior years, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Non-Employee Director Compensation

Prior to this offering, we have generally not provided any cash compensation to our non-employee directors for their service on our board. We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors meetings. From time to time we have granted share options to certain of our non-employee directors, typically in connection with a non-employee director’s initial appointment to our board.

We intend to approve a non-employee director compensation program to become effective following our initial public offering. Pursuant to this program, our non-employee directors will receive both cash and equity compensation for their service as directors.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, aggregate compensation paid to our executive officers totaled $                . This compensation includes salaries, bonuses and healthcare plan benefits. During 2020, we did not grant share options or other equity awards to our executive officers.

During the year ended December 31, 2020, our non-employee directors did not receive cash or equity compensation for their service on our board of directors. None of Mr. Mo Chen, our co-founder and executive chairman, Mr. Xiaodi Hou, our co-founder and chief technology officer or Mr. Cheng Lu, our president and chief executive officer and former chief financial officer, has received any additional compensation for his service as a member of our board.

Equity Plans

2021 Equity Incentive Plan

General. Our board of directors intends to adopt our 2021 Equity Incentive Plan (the “2021 Plan”) prior to the offering, and it will be submitted to our shareholders for approval. We expect that our 2021 Plan will become effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2021 Plan is intended to replace our 2017 Share Plan (the “2017 Plan”). However, awards outstanding under our 2017 Plan will continue to be governed by their existing terms. Although not yet adopted, we expect that our 2021 Plan will have the features described below.

Share Reserve. The number of our ordinary shares available for issuance under our 2021 Plan will be                ordinary shares plus up to                ordinary shares subject to outstanding awards or that were issued under the 2017 Plan that are subsequently forfeited, expire or lapse unexercised or unsettled. The number of shares reserved for issuance under our 2021 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2022 and ending in 2031, by a number equal to the smallest of:

•	shares;

•	% of the ordinary shares outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

In general, to the extent that any awards under our 2021 Plan are forfeited, terminate, expire, or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under our 2021 Plan, those shares will again become available for issuance under our 2021 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

Administration. The compensation committee of our board of directors will administer our 2021 Plan. The compensation committee will have complete discretion to make all decisions relating to our 2021 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility. Employees, non-employee directors, consultants, and advisors will be eligible to participate in our 2021 Plan.

Under our 2021 Plan, the aggregate grant date fair value of awards granted to our non-employee directors may not exceed $                in any one fiscal year, except that the grant date fair value of awards granted to newly appointed non-employee directors may not exceed $                in the fiscal year in which such non-employee director is initially appointed to our board of directors.

Types of Awards. Our 2021 Plan will provide for the following types of awards:

•	incentive and nonstatutory share options;

•	share appreciation rights;

•	restricted shares; and

•	restricted share units.

Options and Share Appreciation Rights. The exercise price for options granted under our 2021 Plan may not be less than 100% of the fair market value of our ordinary shares on the grant date. Optionees will be permitted to pay the exercise price in cash or, as permitted in the award agreement:

•	with ordinary shares that the optionee already owns;

•	by an immediate sale of shares through a broker approved by us;

•	by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

•	by other methods permitted by applicable law.

A participant who exercises a share appreciation right receives the increase in value of our ordinary shares over the base price. The base price for share appreciation rights may not be less than 100% of the fair market value of our ordinary shares on the grant date. The settlement value of a share appreciation right may be paid in cash, ordinary shares or a combination thereof as specified in the award agreement.

Options and share appreciation rights vest as determined by the compensation committee. In general, they will vest over a four-year period following the date of grant or, in the case of grants made to new hires, over the four-year period following their first day of employment. Options and share appreciation rights expire at the time determined by the compensation committee but in no event more than ten years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier, although the vesting of an outstanding award may be accelerated or continued by the compensation committee in connection with the participant’s termination of service.

Restricted Shares and Restricted Share Units. Restricted shares and share units may be awarded under our 2021 Plan, and participants who receive restricted shares or restricted share units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service or upon satisfaction of other conditions determined by the compensation committee. The vesting of an outstanding award may be accelerated or continued by the compensation committee in connection with the participant’s termination of service.

Settlement of vested restricted share units may be made in the form of cash, ordinary shares or a combination thereof as specified in the award agreement.

Corporate Transactions. In the event we are a party to a merger, consolidation, or certain change in control transactions, outstanding awards granted under our 2021 Plan, and all shares acquired under our 2021 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption, or substitution of an award by a surviving entity or its parent;

•	the cancellation of an option or share appreciation right without payment of any consideration, provided the participant has been given an opportunity to exercise the vested portion of the award;

•

the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each ordinary share receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award; or

•

the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

Each award held by a participant who remains a service provider with us as of the effective time of a merger or change in control will become fully vested and, if applicable, exercisable immediately prior to the effective time of the transaction, unless the applicable award agreement provides otherwise or the award is continued, assumed, or substituted (as provided above). The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

The vesting of an outstanding award may be accelerated by the compensation committee upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

A change in control includes:

•	certain acquisitions of beneficial ownership of more than 50% of our total voting power;

•	certain sales or other dispositions of all or substantially all of our assets;

•	certain mergers or consolidations after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity; or

•	the members of our board cease to constitute a majority of the members of our board over a period of 12 months, excluding any new members appointed or elected by the then incumbent board.

Changes in Capitalization. In the event of certain changes in our capital structure without our receipt of consideration, such as a share split, reverse share split, share consolidation, any increase or decrease in ordinary shares effected without receipt of consideration by the company, or a dividend paid in ordinary shares, proportionate adjustments will automatically be made to:

•	the maximum number and kind of shares available for issuance under our 2021 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive share options;

•	the maximum number and kind of shares covered by, and exercise price, base price, or purchase price, if any, applicable to each outstanding share award; and

•	the maximum number and kind of shares by which the share reserve may increase automatically each year.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our ordinary shares in an amount that has a material effect on the price of our ordinary shares, a recapitalization, a spin-off, or a similar occurrence, the compensation committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Amendments or Termination. Our board of directors may amend or terminate our 2021 Plan at any time. If our board of directors amends our 2021 Plan, it does not need shareholder approval of the amendment unless required by applicable law, regulations or rules. Our 2021 Plan will terminate automatically 10 years after the later of the date when our board of directors adopts our 2021 Plan or it approves a share increase that is also approved by our shareholders.

2017 Share Plan

General. Our board of directors adopted our 2017 Plan in June 2017, and it was approved by our shareholders in June 2017. The 2017 Plan was amended in November 2019. No further awards will be made under our 2017 Plan after this offering; however, awards outstanding under our 2017 Plan will continue to be governed by their existing terms.

Share Reserve. As of December 31, 2020, we have reserved                 ordinary shares for issuance under our 2017 Plan for issuance in the form of share options, restricted share units or share value awards. As of

December 31, 2020, there were outstanding options to purchase                 ordinary shares, at exercise prices ranging from $                to $                 per share, or a weighted-average exercise price of $                 per share were outstanding under our 2017 Plan and                ordinary shares issuable upon the vesting and settlement of share value awards, and                ordinary shares remained available for future issuance. Unissued shares subject to awards that expire or are cancelled, shares reacquired by us, and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under our 2017 Plan or, following consummation of this offering, under our 2021 Plan.

Administration. The board of directors administers our 2017 Plan.

Eligibility. Employees, non-employee directors and consultants are eligible to participate in our 2017 Plan.

Types of Awards. Our 2017 Plan will provide for the following types of awards:

•	incentive and nonstatutory share options;

•	restricted share units; and

•	share value awards.

Options. The exercise price for options granted under our 2017 Plan may not be less than the par value per Share, provided that if the option is intended to qualify as an incentive share option, the exercise price may not be less than 100% of the fair market value per Share at the time of grant. Optionees will be permitted to pay the exercise price in cash or, as permitted in the award agreement:

•	with ordinary shares that the optionee already owns;

•	by services rendered to the Company or its subsidiaries;

•	by an immediate sale of shares through a broker approved by us;

•	by promissory notes;

•	by other methods permitted by applicable law.

Options vest as determined by the board. In general, they will vest annually over a three-year period following the date of grant or, in the case of grants made to new hires, annually over the three-year period following their first day of employment, with 30% of the options vesting on each of the first and second anniversaries of the vesting start date and the remaining 40% of the options vesting on the third anniversary of the vesting start date, in all cases subject to the participant’s continuous service. Options expire at the time determined by the board of directors but in no event more than ten years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier.

Share Value Awards. Share value awards may be awarded under our 2017 Plan, and participants who receive share value awards generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service or upon satisfaction of other conditions determined by the board of directors.

Settlement of share value awards may be made in the form of cash, ordinary shares or a combination thereof as specified in the award agreement.

Restricted Share Units. Restricted share units may be awarded under our 2017 Plan, and participants who receive restricted share units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service or upon satisfaction of other conditions determined by the board of directors.

Settlement of restricted share units may be made in the form of cash, ordinary shares or a combination thereof as specified in the award agreement.

Corporate Transactions. In the event we are a party to a merger, consolidation, or in the event of a sale or exchange of all or substantially all of the Company’s shares or assets, outstanding awards granted under our 2017 Plan, and all shares acquired under our 2017 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our board of directors). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption, or substitution of an award by a surviving entity or its parent;

•	the cancellation of an option without payment of any consideration, provided the participant has been given an opportunity to exercise the vested portion of the option;

•

the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each ordinary share receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award;

•	the suspension of the exercise of the options before the closing of the transaction; or

•	the termination of early exercise right.

The vesting of an outstanding award may be accelerated by the board of directors upon the occurrence of a corporate transaction.

Changes in Capitalization. In the event of certain changes in our capital structure without our receipt of consideration, such as a share split, reverse share split, share consolidation, any increase or decrease in ordinary shares effected without receipt of consideration by the company, or a dividend paid in ordinary shares, proportionate adjustments will automatically be made to:

•	the maximum number and kind of shares available for issuance under our 2017 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive share options; and

•	the maximum number and kind of shares covered by, and exercise price, base price, or repurchase price, if any, applicable to each outstanding share award.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our ordinary shares in an amount that has a material effect on the price of our ordinary shares, a recapitalization, a spin-off, or a similar occurrence, the board of directors may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Amendments or Termination. Our board of directors may amend or terminate our 2017 Plan at any time. If our board of directors amends our 2017 Plan, it does not need shareholder approval of the amendment unless required by applicable law, regulations or rules or the amendment (i) increases the number of ordinary shares available for issuance under our 2017 Plan, or (ii) materially changes the class of persons who are eligible for the grant of incentive share options. Our 2017 Plan will terminate automatically 10 years after the later of the date when our board of directors adopts our 2017 Plan or it approves a share increase that is also approved by our shareholders, or may terminate earlier at the discretion of the board of directors.

2021 Employee Share Purchase Plan

General

Our board of directors intends to adopt our 2021 Employee Share Purchase Plan (the “2021 ESPP”) prior to the offering. If adopted, our 2021 ESPP will be subsequently approved by our shareholders. We expect that our

2021 ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. Our 2021 ESPP is intended to qualify under Section 423 of the Internal Revenue Code. Although not yet adopted, we expect that our 2021 ESPP will have the features described below.

Share Reserve

Our board of directors intends to reserve                 ordinary shares for issuance under our 2021 ESPP. The number of ordinary shares reserved for issuance under our 2021 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2022 and ending in (and including) 2041, by a number equal to the least of:

•	shares;

•	% of the ordinary shares outstanding on the last business day of the prior fiscal year; or

•	The number of shares determined by our board of directors.

The number of shares reserved under our 2021 ESPP will automatically be adjusted in the event of a share split, reverse share split, share dividend, or a similar change in our corporate structure effected without payment to us (including an adjustment to the per-purchase period share limit).

Administration

The compensation committee of our board of directors will administer our 2021 ESPP.

Eligibility

All of our employees will be eligible to participate if we employ them for more than 20 hours per week and for five or more months per year. Eligible employees may begin participating in our 2021 ESPP at the start of any offering period.

Offering Periods

Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee, two offering periods of six months’ duration will begin in each year on                and                . However, the first offering period will start on the effective date of the registration statement related to this offering and will end on                 . Unless otherwise determined by the compensation committee, the offering periods will initially consist of two purchase periods that will run for 6 months each, at the end of which payroll contributions will be used to purchase our ordinary shares. Our compensation committee may elect to provide for longer offering periods of up to 27 months, which may consist of one or more consecutive purchase periods of durations equal to or less than the length of the offering period.

Amount of Contributions

Our 2021 ESPP will permit each eligible employee to purchase ordinary shares through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed                 shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before shares are purchased.

Purchase Price

The price of each ordinary share purchased under our 2021 ESPP will not be less than 85% of the lower of the fair market value per ordinary share on the first trading day of the applicable offering period (or, in the case of the first offering period, the price at which one ordinary share is offered to the public in this offering) or the fair market value per ordinary share on the purchase date.

Other Provisions

Employees may end their participation in our 2021 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2021 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate our 2021 ESPP at any time.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association to be effective upon the completion of this offering will provide that each officer or director shall be indemnified out of assets of our company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

In addition, we have previously entered into and intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and the registration rights described in the section titled “Description of Share Capital—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Sale of Series D-1 Preferred Shares

During December 2018 to November 2020, we sold an aggregate of 20,345,131 Series D-1 preferred shares at a purchase price of $8.1120737 per share to accredited investors for an aggregate purchase price of $165.04 million. Each Series D-1 preferred share will convert automatically into one ordinary share immediately prior to the completion of this offering.

The following table summarizes purchases of our Series D-1 preferred shares by our directors and holders of more than 5% of our share capital.

	Series D-1 Preferred Shares
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Sun Dream Inc (1)	11,094,574	$90,000,000
CT Optimus Limited(2)	616,365	$5,000,000

Total	11,710,939	$95,000,000

(1)	Sun Dream Inc holds more than 5% of our share capital.
(2)

Kanush Chaudhary, a member of our board of directors and managing director at Composite Capital Management, of which Composite Capital Master Fund LP and CT Optimus Limited are affiliates. Composite Capital Master Fund LP holds more than 5% of our share capital.

Convertible Loan Arrangements with Sun Dream Inc

On June 8, 2020, we entered into a convertible loan agreement with Sun Dream Inc, pursuant to which Sun Dream Inc agreed to provide us one or more 1-year convertible loans with an aggregate principal of up to $100.0 million. On December 4, 2020, the convertible loan of $50,000,000 was converted into 3,928,937 Series E-1 preferred shares at a conversion price of $12.72609, and the convertible loan agreement and the rights and obligations thereunder were terminated and cancelled.

Notes

In March 2020, Cheng Lu, our chief executive officer and president, issued to us a partial-recourse promissory note of an aggregate principal amount of $977,500, for purposes of financing the purchase of ordinary shares by Mr. Lu upon exercise of an option under our 2017 Plan. Interest accrued on amounts due under the promissory note at a rate of 1.53% per annum. The term of note was nine years. We forgave the entire outstanding amount due under the promissory note, including principal and interest, in December 2020.

Loans with Shareholder’s Affiliate

In April 2017, our subsidiary Beijing Tusen Weilai Technology Co., Ltd. (“Beijing Tusen”) entered into a loan agreement with Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (“Jinzhuo Hengbang”), an entity under common control with our 5% shareholder Sun Dream Inc, pursuant to which Jinzhuo Hengbang provided an interest-free loan of $1.4 million to Beijing Tusen.

In June 2017, Beijing Tusen assumed the obligations under a loan from Jinzhuo Hengbang to Beijing Tusen Hulian Technology Co., Ltd. in the principal amount of $2.3 million, plus accrued interest thereunder. The loan was revised to be interest free.

In October 2018, one of our subsidiaries entered into a loan agreement with Jinzhuo Hengbang pursuant to which Jinzhuo Hengbang provided to our subsidiary a loan in the principal amount of $2.9 million that accrues interest at a rate of 10% per annum.

As of December 31, 2020, the aggregate amount of outstanding principal and accrued interest under the foregoing loans is $                . During the year ended December 31, 2020, we paid to Jinzhuo Hengbang $                in principal due under these loans and $                in accrued interest. For additional information, see Note. 13 (Related Party Transactions) to our audited consolidated financial statements included elsewhere in this prospectus.

In February 2018, we entered into a security agreement with Jinzhuo Hengbang to provide a guarantee deposit of $3,714,682 to secure Beijing Tusen’s obligations under its outstanding loans to Jinzhuo Hengbang.

Amended and Restated Shareholders’ Agreement

We have entered into a shareholders agreement with our shareholders, including entities with which certain of our directors are affiliated. These shareholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Share Capital—Registration Rights.”

Indemnification Agreements

Our amended and restated memorandum and articles of association, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and provide that we will indemnify each of our directors to the fullest extent permitted under the law of the Cayman Islands. Our amended and restated memorandum and articles of association will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We intend to enter into new indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements will provide that we will indemnify each of our directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by the law of the Cayman Islands and our amended and restated memorandum and articles of association. In addition, the indemnification agreements will provide that, to the fullest extent permitted by the law of the Cayman Islands, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Policies and Procedures for Related Party Transactions

We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. The policy will provide that our executive officers, directors, holders of more than 5% of any class of our voting securities and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal shareholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of ordinary shares offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on                  ordinary shares outstanding as of December 31, 2020, after giving effect to the conversion of all outstanding preferred shares as of that date into an aggregate of                  ordinary shares. For purposes of computing percentage ownership after this offering, we have assumed that                ordinary shares will be issued by us in this offering. In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options and share value awards held by that person or entity that are currently exercisable, or exercisable or would vest based on the satisfaction of the service-based vesting conditions within 60 days, assuming that the liquidity-based vesting conditions had been satisfied as of such date. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Ordinary shares	%	Ordinary shares	%
Directors and Named Executive Officers:*
Mo Chen(1)	26,367,314
Xiaodi Hou(2)	25,367,314
Cheng Lu(3)	2,125,000
Kanush Chaudhary(4)	—	—
All Executive Officers and Directors as a Group (5 persons)	53,859,628
Principal Shareholders:
Gray Jade Holdings Limited(1)	26,367,314
White Marble International Limited(2)	25,367,314
Sun Dream Inc(5)	55,209,824
Composite Capital Master Fund LP (6)	11,444,365

*	Except for Kanush Chaudry, the business address for our directors and officers is 9191 Towne Centre Drive, Suite 600, San Diego, CA 92122.
**	Less than 1% of our total outstanding shares.
(1)

Represents 26,367,314 ordinary shares held by Gray Jade Holdings Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. Mo Chen. The registered address of Gray Jade Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)

Represents 25,367,314 ordinary shares held by White Marble International Limited, a company incorporated in Samoa and beneficially owned by Mr. Xiaodi Hou. The registered address of White Marble International Limited is Sertus Chambers, P.O. Box 603, Apia, Samoa.

(3)

Represents 2,125,000 ordinary shares held by CircleWood Technology Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. Cheng Lu. The registered address of CircleWood Technology Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	The business address of Mr. Kanush Chaudhary is 17/F, SCB Tower, 12 Queen’s Road Central, Hong Kong.
(5)

Represents 55,209,824 ordinary shares issuable upon the conversion of 20,000,000 Series A preferred shares, 8,218,203 Series A-2 preferred shares, 5,080,000 Series B-1 preferred shares, 3,000,000 Series B-2 preferred shares, 3,888,110 Series C preferred shares, 11,094,574 Series D-1 preferred shares and 3,928,937 Series E-1 preferred shares held by Sun Dream Inc. Sun Dream Inc is an affiliate of Sina Corporation, a company listed on the Nasdaq Global Select Market. The registered address of Sun Dream Inc is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1—1205 Cayman Islands. Upon the completion of this offering, these shares will be in the form of ordinary shares.

(6)

Represents 11,444,365 ordinary shares issuable upon the conversion of 10,828,000 Series C preferred shares and 616,365 Series D-1 preferred shares held by Composite Capital Master Fund LP (“Master Fund”). Composite Capital Management (HK) Limited (“Investment Advisor”) acts as the Investment Advisor of the Master Fund. Mr. David Ma serves as the Chief Investment Officer of the Investment Advisor. Each of the foregoing persons expressly disclaims beneficial ownership of these securities. The registered address of the Master Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Upon the completion of this offering, these shares will be in the form of ordinary shares.

DESCRIPTION OF SHARE CAPITAL

General

A description of our share capital and the material terms and provisions of our amended and restated memorandum and articles of association that will be in effect upon the completion of this offering and affecting the rights of holders of our share capital is set forth below. The forms of our amended and restated memorandum and articles of association to be adopted in connection with this offering are filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our authorized share capital will be $                 divided into                  ordinary shares with a par value of $0.0001 per share and                  preference shares with a par value of $0.0001 per share.

As of                 , 2020, and after giving effect to the automatic conversion of all of our outstanding preferred shares into ordinary shares immediately prior to the completion of this offering, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, there were outstanding:

•	ordinary shares held of record by approximately shareholders;

•	ordinary shares issuable upon exercise of outstanding share options;

•	ordinary shares issuable upon the vesting and settlement of share value awards; and

•	ordinary shares issuable upon exercise of outstanding warrants to purchase ordinary shares.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Each holder of our ordinary shares will be entitled to receive a certificate in respect of such ordinary shares. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares to bearer.

Dividend Rights

The holders of outstanding ordinary shares are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information. Under Cayman Companies Law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by poll.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Companies Law and our articles. A special resolution will be required for important matters such as a change of name and amendments to our articles.

Transfer of Ordinary Shares

Subject to any applicable restrictions contained in our articles, any of our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors, executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary share transferred is fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a winding up of our company, if the assets available for distribution among the holders of our ordinary shares shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among the holders of our ordinary shares on a pro rata basis in proportion to the par value of the ordinary shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of our ordinary shares in proportion to the par value of the ordinary shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders and any other sanction required by the Cayman Companies Law, divide amongst the shareholders in species or in kind the whole or any part of the assets of our company, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

Because we are a “limited liability” company registered under the Cayman Companies Law, the liability of our shareholders is limited to the amount, if any, unpaid on the shares respectively held by them. Our articles contain a declaration that the liability of our shareholders is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture by the company. In addition, the holders of partly paid ordinary shares will have no right pursuant to the Cayman Companies Law to dividends nor will they be able to redeem their shares.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders (but no repurchase may be made contrary to the terms or manner recommended by our directors), or as otherwise authorized by our articles. Under the Cayman Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Law no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than a majority of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Notwithstanding the foregoing, our board of directors may issue preference shares, without further action by the shareholders. See “Differences in Corporate Law—Directors’ Power to Issue Shares.”

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that in each year we hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by our board of directors.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our articles will provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven (7) calendar days is required for the convening of any general meeting. All general meetings of shareholders shall occur at such time and place as determined by our directors and set forth in the notice for such meeting.

A quorum for a general meeting of shareholders consists of any one or more shareholders present in person or by proxy, holding shares representing in aggregate greater than one-third (33.33%) of the voting rights entitled to vote at general meetings.

Issuance of Additional Shares

Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	authorize our board of directors to fill vacant directorships, including newly-created seats;

•	authorize our board of directors to set by resolution adopted by a majority vote of our board of directors the number of directors serving on our board;

•	provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term;

•	provide that directors may only be removed from our board of directors for cause and only by the approval of % of our then-outstanding ordinary shares;

•	provide advance notice procedures for shareholders seeking to bring business before meetings of shareholders, or to nominate candidates for election as directors at any meeting of shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Nomination, Election and Removal of Directors

The board of directors may appoint any person to be a director, by vote of a majority of our directors then in office, and shall assign a class to such director as described in “Board Composition”. Directors in a particular class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their terms expire. No person shall, unless recommended by the directors or unless putting themselves up for re-election, be eligible for election to the office of director at any general meeting.

Under our post-offering amended and restated memorandum and articles of association, any director may be removed by special resolution of our shareholders, with or without cause. Directors will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) is found of unsound mind; or (3) resigns his office by notice in writing to our company.

Proceedings of Board of Directors

Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for a board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our articles provide that the board may from time to time at its discretion exercise all powers of our company to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Cayman Companies Law, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records provided that they are entitled to a copy of the current amended and restated memorandum and articles of association.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Cayman Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Restrictive Provisions

Under our amended articles of association, in connection with any change of control, merger or sale of our company, the holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any such transaction.

Exempted Company

We are an exempted company with limited liability incorporated under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Upon completion of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to U.S. domestic issuers. The                  rules require that every company listed on the                  hold an annual general meeting of shareholders. In addition, our articles allow directors to call an extraordinary general meeting of shareholders pursuant to the procedures set forth in our articles.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out in the register (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the investors. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Travers Thorp Alberga, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act that is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•	an act that, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) that has not been obtained; and

•	an act that constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by Travers Thorp Alberga, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including limitations on shareholder rights to nominate or remove directors, as well as provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the transaction was procedurally fair and provided fair value to the corporation.

As a matter of Cayman law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles allow our shareholders holding not less than 10% of the voting rights entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles, any director may be removed by special resolution of our shareholders, with or without cause. Our shareholders generally do not have the right to remove directors. Directors will be removed from office automatically if, among other things, the director (1) dies or becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) is found of unsound mind; or (3) resigns his office by notice in writing to our company. Any director may be removed by ordinary resolution, with or without cause.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law and our articles, our company may be wound up by either a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Law and our articles, if our share capital is divided into more than one class of shares, we may materially and adversely vary the rights attached to any class only with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law and our articles, our articles may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our articles, our board of directors is empowered to issue or allot shares or grant options, restricted shares, restricted share units, or share value awards, share appreciation rights, dividend equivalent rights, warrants and analogous equity-based rights with or without preferred, deferred, qualified or other special rights or restrictions. In particular, pursuant to our articles, our board of directors has the authority, without further action by the shareholders, to issue all or any part of our capital and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions therefrom, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our ordinary shares. Our board of directors, without shareholder approval, may issue preference shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in the best interest of our company, preference shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Warrants

As of December 31, 2020, we had outstanding two warrants to purchase preferred shares. One warrant entitles the holder to purchase preferred shares convertible into 5% of our issued and outstanding ordinary shares measured at the time of exercise and on a fully-diluted and as-converted basis, subject to the satisfaction of certain conditions precedent set forth in the warrant. A second warrant entitles the holder to purchase up to $80 million of preferred shares, subject to the satisfaction of certain conditions precedent set forth in the warrant. If exercised, the warrant holders must pay an exercise price equal to $                 per share. These warrants expire prior to the completion of this offering and any preferred shares issued upon exercise will be converted into ordinary shares. The warrants also contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain share dividends, share splits, reorganizations, reclassifications and consolidations. The holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail below under the section titled “Registration Rights.”

Registration Rights

Upon the completion of this offering, the holders of our registrable shares, as described in the amended and restated shareholders’ agreement, including shares issuable upon the conversion of preferred shares or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of amended and restated shareholders’ agreement, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

At any time following the effectiveness of this offering, the holders of 10% or more of the registrable securities then outstanding, may make a written request that we register all or a portion of such registrable securities, subject to certain specified conditions and exceptions. Such request for registration must cover at least 10% of the registrable securities then outstanding. We are not obligated to effect more than three of these registrations.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act either for our own account or for the account of other shareholders, each holder of registrable securities will, subject to certain exceptions, be entitled to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including, but not limited to, the right of the underwriters to limit the number of shares included in any such offering under certain circumstances, but not below 25% of the total amount of securities included in such offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the amended and restated shareholders agreement, the holders of a majority of the registrable securities then outstanding may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public is at least $500,000. We are not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Indemnification

Our shareholders agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the investors’ rights agreement will terminate on the fifth anniversary of the completion of this offering.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (2020 Revision) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•

the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2020 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (2) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands (the “DPL”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of our rights and obligations under any purchase agreements;

•	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the U.S., the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market following this offering or the perception that these sales may occur, could adversely affect the prevailing market price for our ordinary shares at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of our share capital outstanding as of December 31, 2020, a total of                shares, will be outstanding. This includes                 ordinary shares that we are selling in this offering, which shares may be resold in the public market immediately unless purchased by our affiliates, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining                ordinary shares that are not sold in this offering will be deemed “restricted securities,” as that term is defined in Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the “Securities Act”). These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, all of our executive officers and directors, and substantially all of our security holders have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our share capital until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our shareholders’ agreement described above under the section titled “Description of Share Capital—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                , 2020,                shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market, unless purchased by our affiliates;

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements described below),                additional shares will become eligible for sale in the public market, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted ordinary shares for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned our restricted ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately shares immediately after the completion of this offering assuming no exercise of the underwriters’ right to purchase additional shares, based on the number of ordinary shares outstanding as of ; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

•

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation, or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is pursuant to Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Lock-Up Agreements

In connection with this offering, we and all directors and officers, and the holders of substantially all of our outstanding shares and share options have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale of or otherwise transfer or dispose of, or hedge, any of our ordinary shares, or any options or warrants to purchase any of our ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive, our ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of     . These agreements are subject to certain exceptions, as set forth in “Underwriting.”

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our initial public offering described above.

Registration Rights

Upon completion of this offering, the holders of                ordinary shares will be entitled to rights with respect to the registration of the sale of ordinary shares under the Securities Act. See “Description of Share Capital—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the ordinary shares subject to options and certain share value awards and restricted share units outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the completion of this offering. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our share plans, see “Management—Equity Plans.”

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Material U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax considerations applicable to the ownership and disposition of our ordinary shares. This discussion applies only to the U.S. Holders (as described below). This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this prospectus, existing final, temporary and proposed Treasury Regulations, and current administrative ruling and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our ordinary shares that hold such shares as “capital assets” within the meaning of Section 1221 of the Code (generally property held for investment purposes). No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	retirement plans or individual retirement accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that are subject to the mark-to-market accounting rules;

•	expatriates or former long-term residents of the United States;

•	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•

investors subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that actually or constructively own 10% or more of our shares (by vote or value); or

•	partnerships or other pass-through entities for U.S. federal income tax purposes, or holders of interests therein.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash distribution paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that financial intermediaries will likely report distributions to U.S. Holders as dividends. Such a dividend generally will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits, will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares with respect to which the distribution was made. Any remaining excess generally will be treated as gain from the sale or other disposition of such ordinary shares.

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ordinary shares, which we have applied to list on the                         , will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ordinary shares will be considered readily tradeable on an established securities market in later years and there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year (as discussed below).

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the foreign tax credit rules under their particular circumstances.

Additionally, U.S. holders should consult their own tax advisors concerning the consequences of receiving any distribution in any currency other than the U.S. dollar under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation, such as our company, will be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Our goodwill is an active asset to the extent attributable to business activities that produce active income. For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries in which we own at least 25% of the value of the subsidiary’s stock.

Based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the projected market value of our ordinary shares following this offering, we do not expect to be a PFIC for the current taxable year. However, no assurances can be given with respect to the current taxable year or future taxable years because the determination of whether we will be or become a PFIC is a factual determination that can be made only after the close of a taxable year and that will depend, in part, upon the composition of our income and assets and value of our assets, including goodwill (which may be determined by reference to our market capitalization, which may be volatile). Therefore, if our market capitalization declines while we hold a significant amount of cash, we may be or become a PFIC for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules and taxation on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, we anticipate that our ordinary shares will be treated as marketable stock upon their listing on the                         . We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation that is a PFIC and such corporation ceases to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any of our subsidiaries which is a PFIC.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election,” which would result in alternate treatment if we were a PFIC for any taxable year.

If a U.S. Holder owns (or is deemed to own) our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 (whether or not a mark-to-market election is made). The rules dealing with PFICs and the mark-to-market election are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Backup Withholding and Information Reporting

Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the requisite information is timely furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

We intend to apply to list our ordinary shares have been approved for listing on the                  under the trading symbol “TSP”.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number ordinary shares offered by them.

We and our directors and officers and the holders of substantially all of our outstanding shares and share options have agreed that, without the prior written consent of         on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of      on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and other securityholders with respect to:

•

transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the ordinary shares or other securities acquired in such open market transactions during the restricted period;

•	the sale of ordinary shares pursuant to the underwriting agreement;

•

transfers of ordinary shares or any security convertible into ordinary shares (i) as a bona fide gift, (ii) to an immediate family member or to any trust for the direct or indirect benefit of the lock-up party or an immediate family member of the lock-up party, (iii) to any entity controlled or managed, or under common control or management by, the lock-up party or (iv) for bona fide estate planning purposes; provided, such transfer does not involve a disposition for value;

•

the transfer of ordinary shares or any security convertible into ordinary shares that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order;

•

(i) the issuance of ordinary shares by us to the lock-up party upon the vesting, exercise or settlement of options, restricted share units, share value awards or other equity awards granted under a share incentive plan or other equity award plan, which plan is described herein, or the exercise of warrants outstanding and which are described herein (ii) the transfer or other disposition of ordinary shares or any securities convertible into ordinary shares to us upon a vesting or settlement event of our securities or upon the “net” or “cashless” exercise of options, restricted share units, share value awards, warrants or other equity awards to the extent permitted by the instruments representing such securities (including any transfer to us necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise), so long as such “cashless” or “net” exercise is effected solely by the surrender of outstanding options, restricted share units, share value awards, warrants or other equity awards (or underlying ordinary shares) to us, and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax obligations;

•

the reclassification and conversion of shares of our outstanding preferred shares into ordinary shares prior to or in connection with the consummation of this offering, provided that, in each case, such shares remain subject to the terms of the lock-up agreement; provided that (i) such conversion or reclassification is disclosed herein and (ii) any such ordinary shares received upon such conversion or reclassification shall be subject to the terms of the lock-up agreement

•

if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, any transfer or distribution of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares to limited partners, members, managers, shareholders or holders of similar equity interests in the lock-up party or to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 as promulgated under the Securities Act of 1933, as amended) of the lock-up party or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party;

•

transfers of ordinary shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction after the completion of this offering that is approved by our board of directors and made to all holders of our share capital involving a change of control; provided that such plan does not provide for the transfer of ordinary shares during the restricted period;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares; provided that such plan does not provide for the transfer of ordinary shares during the restricted period; or

•

a sale of ordinary shares underlying restricted share units, share value awards or similar equity awards that settle in ordinary shares held by the lock-up party that have vested or vest prior to or during the restricted period and settle during the restricted period, but solely to the extent necessary to satisfy income tax withholding and remittance obligations in connection with the vesting or settlement of such restricted share units, share value awards or other similar equity awards that are outstanding as described herein.

provided that:

•	in the case of any transfer or distribution pursuant to clauses (3), (4), (5)(i) and (7) above, each donee, distributee or transferee shall sign and deliver a lock-up agreement,

•

in the case of any transfer or distribution pursuant to clauses (3) and (7) above, no filing under the Exchange Act reporting a reduction in beneficial ownership of ordinary shares would be required or be voluntarily made, and

•

in the case of any transfer or distribution pursuant to clauses (4), (6) and (8) through (10) above, any filing required by the Exchange Act shall clearly indicate in the footnotes thereto that the such transfer or distribution is being made pursuant to the circumstances described in the applicable clause.

In our case, such restrictions shall not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the restricted period.

                         , in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

We have granted Morgan Stanley & Co. LLC (“Morgan Stanley”) a right of first refusal, subject to certain limitations, to provide services if we decide to pursue certain transactions, including a sale of greater than 50% of our shares, on or prior to May 14, 2021. The terms of any such engagement of the representative will be determined by separate agreement. In accordance with applicable rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), Morgan Stanley does not have more than one opportunity to waive or terminate the right of participation in consideration of any payment or fee.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, or each, a Relevant State, no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the ordinary shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

Hong Kong

Our ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may the our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our ordinary shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ordinary shares.

Accordingly, the ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A portion of our assets are located outside the United States. In addition, some of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Travers Thorp Alberga, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy of the Cayman Islands). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

LEGAL MATTERS

We are being represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Travers Thorp Alberga.

EXPERTS

The consolidated financial statements of Tusimple (Cayman) Limited as of December 31, 2018 and 2019, and for each of the years in the two-year period ended December 31, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries and are not necessarily complete. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified in all respects by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at www.tusimple.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our ordinary shares. We have included our website address in this prospectus solely as an inactive textual reference.

TUSIMPLE (CAYMAN) LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tusimple (Cayman) Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tusimple (Cayman) Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred shares and shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

San Diego, California

December 23, 2020

TUSIMPLE (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$98,814	$63,610
Restricted cash	—	500
Accounts receivable, net	11	127
Prepaid expenses and other current assets	1,413	2,514
Amounts due from related parties	3,715	3,723

Total current assets	103,953	70,474
Property and equipment, net	12,601	22,283
Other assets	2,701	3,787

Total assets	$119,255	$96,544

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of $0 and $9 as of December 31, 2018 and 2019, respectively)	$108	$247
Amounts due to related parties (including amounts due to related parties of consolidated VIEs without recourse to the Company of $7,266 and $7,148 as of December 31, 2018 and 2019, respectively)	7,266	7,148
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs without recourse to the Company of $386 and $971 as of December 31, 2018 and 2019, respectively)	3,910	9,194
Capital lease liabilities, current	—	706

Total current liabilities	11,284	17,295
Capital lease liabilities, noncurrent	—	4,579
Other liabilities (including other liabilities of consolidated VIEs without recourse to the Company of $673 and $68 as of December 31, 2018 and 2019, respectively)	857	348

Total liabilities	12,141	22,222

Commitments and contingencies (Note 8)
Redeemable convertible preferred shares, $0.0001 par value; 60,249,352 and 82,952,136 shares authorized as of December 31, 2018 and 2019; 60,249,352 and 74,939,388 shares issued and outstanding as of December 31, 2018 and 2019, respectively; aggregate liquidation preference of $181,236 and $293,736 as of December 31, 2018 and 2019, respectively	181,236	293,736
Shareholders’ deficit:
Ordinary shares, $0.0001 par value, 439,750,648 shares and 417,047,864 shares authorized as of December 31, 2018 and 2019, respectively; 64,734,628 shares and 56,516,425 shares issued and outstanding as of December 31, 2018 and 2019, respectively	6	6
Additional paid-in capital	—	—
Accumulated deficit	(73,677)	(218,718)
Accumulated other comprehensive income	(440)	(658)

Total Tusimple (Cayman) Limited shareholders’ deficit	(74,111)	(219,370)
Noncontrolling interests	(11)	(44)

Total shareholders’ deficit	(74,122)	(219,414)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$119,255	$96,544

The accompanying notes are an integral part of these consolidated financial statements.

TUSIMPLE (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2018	2019
Revenue	$9	$710
Costs and expenses:
Cost of revenue	—	1,595
Research and development	32,278	63,619
Sales and marketing	1,085	814
General and administrative	12,175	21,962

Total costs and expenses	45,538	87,990

Loss from operations	(45,529)	(87,280)
Other income, net	495	2,397

Loss before provision for income taxes	(45,034)	(84,883)
Provision for income taxes	—	—

Net loss	(45,034)	(84,883)
Net loss attributable to noncontrolling interests	16	43

Net loss attributable to Tusimple (Cayman) Limited	$(45,018)	$(84,840)
Accretion of redeemable convertible preferred shares	—	(201)
Deemed dividend on exchange of Series A-2 redeemable convertible preferred shares for ordinary shares	—	(60,000)

Net loss attributable to ordinary shareholders	$(45,018)	$(145,041)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.70)	$(2.47)

Weighted average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	64,734,628	58,700,441

The accompanying notes are an integral part of these consolidated financial statements.

TUSIMPLE (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,
	2018	2019
Net loss	$(45,034)	$(84,883)
Other comprehensive loss:
Foreign currency translation adjustment	41	(208)

Comprehensive loss	(44,993)	(85,091)

Less: Comprehensive loss attributable to noncontrolling interests	(16)	(33)

Comprehensive loss attributable to Tusimple (Cayman) Limited	(44,977)	(85,058)

The accompanying notes are an integral part of these consolidated financial statements.

TUSIMPLE (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Shares		Ordinary Shares
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Tusimple (Cayman) Limited Shareholders’ Deficit	Noncontrolling Interests	Total Shareholders’ Deficit
Balance as of December 31, 2017	48,538,413	$86,236	64,734,628	$6	$—	$(481)	$(28,659)	$(29,134)	$5	$(29,129)
Issuance of Series D-1 redeemable convertible preferred shares	11,710,939	95,000	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	41	—	41	—	41
Net loss	—	—	—	—	—	—	(45,018)	(45,018)	(16)	(45,034)

Balance as of December 31, 2018	60,249,352	$181,236	64,734,628	$6	$—	$(440)	$(73,677)	$(74,111)	$(11)	$(74,122)
Exchange of Series A-2 redeemable convertible preferred shares for ordinary shares	8,218,203	60,000	(8,218,203)	—	—	—	(60,000)	(60,000)	—	(60,000)
Issuance of Series D-1 redeemable convertible preferred shares, net of issuance costs	6,471,833	52,299	—	—	—	—	—	—	—	—
Accretion of Series D-1 redeemable convertible preferred shares to redemption value	—	201	—	—	—	—	(201)	(201)	—	(201)
Foreign currency translation adjustment	—	—	—	—	—	(218)	—	(218)	10	(208)
Net loss	—	—	—	—	—	—	(84,840)	(84,840)	(43)	(84,883)

Balance as of December 31, 2019	74,939,388	$293,736	56,516,425	$6	$—	$(658)	$(218,718)	$(219,370)	$(44)	$(219,414)

The accompanying notes are an integral part of these consolidated financial statements

TUSIMPLE (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2018	2019
Cash flows from operating activities:
Net loss	$(45,034)	$(84,883)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion of asset retirement obligations	14	19
Bad debt expense	—	1
Depreciation and amortization	2,525	5,565
Loss on disposal of property and equipment	24	873
Changes in operating assets and liabilities:
Accounts receivable	—	(117)
Prepaid expenses and other current assets	(886)	(1,539)
Other assets	(2,023)	(941)
Accounts payable	108	139
Amounts due to related parties	61	143
Accrued expenses and other current liabilities	1,691	5,012
Other liabilities	673	(605)

Net cash used in operating activities	(42,847)	(76,333)

Cash flows from investing activities:
Proceeds from maturity of time deposits	51,800	—
Purchases of short-term investments	(699)	—
Proceeds from maturity of short-term investments	821	—
Advances to related parties	—	(8)
Purchases of property and equipment	(10,009)	(10,328)
Purchases of intangible assets	—	(161)
Proceeds from disposal of property and equipment	9	62

Net cash provided by (used in) investing activities	41,922	(10,435)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred shares	95,000	52,299
Payments for guarantee deposit on related party loan	(3,715)	—
Proceeds from related party loan	2,877	—
Principal payments on related party loan	(2,500)	(146)
Principal payments on capital lease obligations	—	(323)

Net cash provided by financing activities	91,662	51,830

Effect of exchange rate changes on cash, cash equivalents and restricted cash	598	234

Net increase (decrease) in cash, cash equivalents and restricted cash	91,335	(34,704)
Cash, cash equivalents and restricted cash at beginning of period	7,479	98,814

Cash, cash equivalents and restricted cash at end of period	$98,814	$64,110

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$496
Supplemental schedule of non-cash investing and financing activities:
Acquisitions of property and equipment included in liabilities	$111	$266
Purchase of property and equipment under capital lease	$—	$5,608
Exchange of Series A-2 redeemable convertible preferred shares for ordinary shares	$—	$60,000
Accretion of redeemable convertible preferred shares	$—	$201

The accompanying notes are an integral part of these consolidated financial statements.

TUSIMPLE (CAYMAN) LIMITED

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Business

Description of Business

Tusimple (Cayman) Limited (the “Company”) is a limited liability company, which was incorporated in the Cayman Islands on October 25, 2016. The Company is principally engaged in the operation and development of autonomous trucks and an autonomous freight network. The Company is headquartered in San Diego, California.

Liquidity and Capital Resources

The Company has incurred losses from operations since inception. The Company incurred net losses of $45.0 million and $84.9 million for the years ended December 31, 2018 and 2019, respectively. Accumulated deficit amounts to $73.7 million and $218.7 million as of December 31, 2018 and 2019, respectively. Net cash used in operating activities was $42.8 million and $76.3 million for the years ended December 31, 2018 and 2019, respectively.

The Company’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating costs and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2019, the Company’s balance of cash and cash equivalents was $63.6 million. In July and September 2020, the Company issued 621,447 and 1,232,730 Series D-1 redeemable convertible preferred shares for proceeds of $5.0 million and $10.0 million, respectively. In December 2020, the Company issued 21,044,019 Series E redeemable convertible preferred shares for proceeds of $297.6 million. Additionally, in July 2020, the Company raised $50.0 million through the issuance of convertible loans, which were converted into Series E-1 redeemable convertible preferred shares in November 2020.

Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Company has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for at least one year from the issuance date of its December 31, 2019 consolidated financial statements. Based on the above considerations, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and reflect the accounts and operations of the Company, its subsidiaries, and the variable interest entities (“VIEs”) for which the Company is the primary beneficiary.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated if the Company has the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (refer to Note 12. Variable Interest Entities for further information). The Company evaluates its relationships with all VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the value of ordinary shares and other assumptions used to measure share-based compensation, the measurement of deferred tax assets, the recoverability of long-lived assets, and the fair value of equipment under capital leases. On an ongoing basis, management evaluates these estimates and assumptions; however, actual results could materially differ from these estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily certificates of deposit, purchased with an original maturity of three months or less.

Restricted cash consists of cash in banks collateralizing the Company’s corporate credit cards. Upon cancellation of credit cards the funds are released by the bank and are available for general use by the Company.

A reconciliation of cash, cash equivalents and restricted cash to the consolidated statements of cash flows is as follows (in thousands):

	As of December 31,
	2018	2019
Cash and cash equivalents	$98,814	$63,610
Restricted cash	—	500

Total cash, cash equivalents and restricted cash	$98,814	$64,110

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The levels of inputs used to measure fair value are:

•	Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs in which there is little or no market data that are significant to the fair value of the assets or liabilities.

The Company’s primary financial instruments include cash equivalents, accounts receivable, accounts payable, amounts due to and from related parties, and accrued expenses. The estimated fair value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates their carrying value due to the short-term nature of these instruments. Amounts due from related parties is comprised of a guarantee deposit paid in cash, which approximates fair value. Amounts due to related parties approximate fair value due to the short-term nature of these instruments.

Accounts Receivable, Net

Accounts receivable are recorded at invoiced amounts, net of allowance for doubtful accounts, and do not bear interest. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts based on a combination of factors. In establishing any required allowance, the Company considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of any receivables in dispute, the current receivables aging, and the current payment terms. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. The Company did not record an allowance for doubtful accounts as of December 31, 2018 and 2019.

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment under capital leases are initially recorded at the present value of minimum lease payments. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Property and Equipment	Estimated Useful Life
Electronic equipment	1-4 years
Validation vehicles	3-6 years
Office and other equipment	4-6 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expense as incurred.

Assets acquired under a capital lease are amortized in a manner consistent with the Company’s depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain purchase option. Otherwise, assets acquired under a capital lease are amortized over the lease term.

Intangible Assets, Net

Intangible assets represent patents, which are carried at cost and amortized on a straight-line basis over their estimated useful lives of 20 years and presented within other assets in the Company’s consolidated balance sheet. The Company reviews intangible assets for impairment under the long-lived asset model described in the Impairment of Long-Lived Assets section. There have been no impairment charges recorded in any of the periods presented in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge is recognized based on the excess of the carrying amount of the asset or asset group over its fair value. There were no impairment charges recognized related to long-lived assets during the periods presented in the accompanying consolidated financial statements.

Leases

The Company categorizes leases at their inception as either operating or capital leases. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. As of December 31, 2019, assets under capital leases represent semi-trucks used for research and development and providing freight capacity services. There were no capital leases as of December 31, 2018. Refer to Note 8. Commitments and Contingencies for further information.

All other leases are accounted for as operating leases wherein lease costs are recognized on a straight-line basis once control of the space is obtained, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments or escalating rents. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Asset Retirement Obligations

The Company’s asset retirement obligations relate primarily to its office buildings, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition.

A liability for an asset retirement obligation is recorded in the period in which it is incurred. When an asset retirement obligation liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related leasehold improvement. For each subsequent period, the liability is increased for accretion expense and the capitalized cost is depreciated over the shorter of the useful life of the leasehold improvement or the remaining lease term.

Asset retirement obligations are recorded as long-term liabilities as their expected settlement is beyond twelve months. The following table summarizes the activity of the asset retirement obligations (in thousands):

Asset Retirement Obligations
Balance as of December 31, 2017	$118
Additions	52
Accretion expense	14

Asset retirement obligations as of December 31, 2018	184
Additions	77
Accretion expense	19

Asset retirement obligations as of December 31, 2019	280

Value Added Tax

The Company’s subsidiaries in the People’s Republic of China (“PRC”) are subject to value added tax (“VAT”). Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity by entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheets.

Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”) as discussed further in Recently Adopted Accounting Pronouncements below. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The impact of adopting Topic 606 on the Company’s revenue is not material to any of the periods presented.

The Company recognizes revenue primarily from providing freight capacity services. Revenue is recognized when the customer obtains control of promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services.

Satisfaction of Performance Obligation

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the basis of revenue recognition in accordance with GAAP. To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance. For most of the Company’s contracts, the customer contracts with the Company to provide distinct services within a single contract, such as freight capacity services. The majority of the Company’s contracts with customers for freight capacity services include only one performance obligation, the freight capacity services. However, if a contract is separated into more than one performance obligation, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. The Company frequently sells standard freight capacity services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

For freight capacity services, revenue is recognized over time as the Company performs the services in the contract because of the continuous transfer of control to the customer. The Company’s customers receive the benefit of the Company’s services as the goods are transported from one location to another. If the Company were unable to complete delivery to the final location, another entity would not need to re-perform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. Revenues are recorded net of value-added taxes and surcharges.

Contract Modification

Contracts may be modified to account for changes in the rates the Company charges its customers or to add additional distinct services. The Company considers contract modifications to exist when the modification either creates new enforceable rights and obligations or alters the existing arrangement. Contract modifications that add distinct goods or services are treated as separate performance obligations. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are executed.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit packages, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., packages have been delivered). Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions. The Company’s contract liabilities consist of advance payments and billings in excess of revenue. The full balance of contract liabilities is converted each quarter based on the short-term nature of the transactions.

The Company did not have any contract assets or contract liabilities as of December 31, 2018 or 2019, respectively.

Payment Terms

Under the typical payment terms of the Company’s customer contracts, the customer pays at periodic intervals (i.e. every 14 days, 30 days etc.) for shipments included on invoices received. It is not customary business practice to extend payment terms past 90 days, and as such, the Company does not have a practice of including a significant financing component within its contracts with customers.

Contract Costs

Incremental costs of obtaining contracts are expensed as incurred if the amortization period of the assets is one year or less. These costs are included within cost of revenue in the consolidated statements of operations.

Disaggregation of Revenue and Remaining Performance Obligations

The Company earns all of its revenue within the U.S. and there is no revenue related to any other geographies. Additionally, due to the short-term nature of the Company’s contracts, there are no remaining unsatisfied performance obligations as of December 31, 2019.

Cost of Revenue

Cost of revenue consists primarily of fuel costs, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable providing freight capacity services.

Software Development Costs

The Company evaluates capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process and substantial development risks, technological feasibility is established for the Company’s autonomous trucks when they have achieved full level four autonomy, as defined by the National Highway Traffic Safety Administration. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Research and Development

Research and development costs consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development and testing of the Company’s autonomous truck driving solutions, depreciation of equipment used in research and development and allocated overhead costs. Research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing costs consist primarily of personnel-related expenses associated with Company’s sales and marketing activities, advertising expenses, sponsorship, public relationship, and other related marketing activities. Sales and marketing costs are expensed as incurred. Advertising costs were $0.5 million and $0.2 million for the years ended December 31, 2018 and 2019, respectively.

General and Administrative

General and administrative costs consist primarily of personnel-related expenses associated with the Company’s management and administration activities, professional service fees and other general corporate expenses.

Government Grants

Government grants are recognized in the consolidated statements of operations when the grant has been received and all conditions attached to the grant are fulfilled, in-line with ASC 450.

Share-Based Compensation

The Company measures compensation expense for all share-based payment awards, including share options granted to employees and directors, based on the estimated fair value of the awards on the date of grant. The fair value of each share option granted is estimated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected share price volatility over the term of the award, actual and projected employee share option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. Share-based compensation is recognized straight-line over the requisite service period, which is generally three years. Awards with performance conditions are not recognized until achievement of the performance condition is probable. The Company accounts for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

Employee Benefits

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing funds and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has no legal obligation for the benefits beyond the contributions made. Contributions are expensed in the consolidated statements of operations when the related services are provided. Employee social benefits included as expenses in the consolidated statements of operations were $2.0 million and $2.7 million for the years ended December 31, 2018 and 2019, respectively.

Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Income taxes are accounted for under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be fully realized. Due to our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Company did not recognize uncertain tax positions as of December 31, 2018 and 2019.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities. Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured monthly using the month-end exchange rate. Gains and losses resulting from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in other income in the consolidated statements of operations. Subsidiary assets and liabilities with non-U.S. dollar functional currencies are translated at the month-end rate, retained earnings and other equity items are translated at historical rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative translation adjustments are recorded within accumulated other comprehensive loss, a separate component of shareholders’ deficit.

Comprehensive Loss

Comprehensive loss consists of two components: net loss and other comprehensive loss. Other comprehensive loss refers to losses that are recorded as an element of shareholders’ deficit and are excluded from net loss. The Company’s other comprehensive loss is composed of foreign currency translation adjustments.

Net Loss Per Share Attributable to Ordinary Shareholders

The Company computes loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s redeemable convertible preferred shares are participating securities. The holders of the redeemable convertible preferred shares would be entitled to dividends in preference to common shareholders, at a rate no less than the rate at which dividends are paid to common shareholders, prior to any payment of dividends to common shareholders. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the redeemable convertible preferred shares.

The Company’s basic net loss per share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive ordinary shares are anti-dilutive.

Segment Information

The Company operates in one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), which is the management committee of the board of directors, in deciding how to allocate resources and assessing performance. The CODM allocates resources and assess performance based upon consolidated financial information.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the requirements of the new standard as of January 1, 2019, utilizing the modified retrospective method of transition. Adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company retrospectively adopted the guidance starting January 1, 2018. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, to align the accounting for share-based payment awards issued to employees and nonemployees, particularly with regard to the measurement date and the impact of performance conditions. The new standard requires equity-classified share-based payment awards issued to nonemployees to be measured on the grant date, instead of being re-measured through the performance completion date under the current guidance. The Company elected to early adopt this standard effective for its consolidated financial statements starting January 1, 2019. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the guidance in ASC Topic 840, Leases, and makes other conforming amendments to GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right-of-use asset and lease liability, and additional qualitative and quantitative disclosures. In July 2018, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Furthermore, in June 2020, the FASB issued ASU

No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU No. 2016-02 for certain entities. For the Company, the new standard is effective for annual reporting periods beginning after December 15, 2021 and for interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. Upon adoption of this standard, the Company expects to recognize, on a discounted basis, its minimum commitments under non-cancelable operating leases on the consolidated balance sheets resulting in the recording of right-of-use assets and lease obligations. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which defers the effective date of ASU No. 2016-13 for certain entities. For the Company, the new standard is effective for annual reporting periods beginning after December 15, 2022, including interim periods within those annual periods. Earl adoption is permitted. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This standard is effective for all entities for annual reporting periods beginning after December 15, 2019, including interim periods within those annual periods. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For the Company, the new standard is effective for annual reporting periods beginning after December 15, 2020 and for interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. Adoption of the standard is applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect on a proportionate basis, rather than in their entirety. For the Company, the new standard is effective for annual reporting periods beginning after December 15, 2020 and for interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. For the Company, the standard is effective for annual reporting periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Note 3. Concentrations and Risks

Concentration of Credit Risk

The Company’s cash and cash equivalents may consist of deposits held with banks, money market funds, or other highly liquid investments that may at times exceed federally insured limits. Cash equivalents are financial instruments that potentially subject the Company to concentrations of risk, to the extent of amounts recorded in the balance sheets. The Company performs evaluations of its cash and cash equivalents and the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company has not experienced any losses to date related to these concentrations.

Currency Convertibility Risk

The revenues and expenses of the Company’s subsidiaries in the PRC are generally denominated in Renminbi (“RMB”) and their assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Company’s cash denominated in RMB that is subject to such government controls amounted to RMB15.4 million (equivalent to $2.3 million) and RMB17.2 million (equivalent to $2.5 million) as of December 31, 2018 and 2019, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments affecting the supply and demand of RMB in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the ‘‘PBOC’’). Remittances from China in currencies other than RMB by the Company must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2018 and 2019 were as follows (in thousands):

	As of December 31,
	2018	2019

Deposits	$238	$929
Prepaid expenses	1,135	904
Interest receivable	9	621
Other	31	60

Prepaid expenses and other current assets	$1,413	$2,514

Note 5. Property and Equipment, Net

Property and equipment as of December 31, 2018 and 2019 were as follows (in thousands):

	As of December 31,
	2018	2019

Electronic equipment	$6,459	$8,579
Office and other equipment	1,711	2,515
Validation vehicles	5,355	12,088
Leasehold improvements	2,252	6,760

Property and equipment, gross	15,777	29,942
Accumulated depreciation	(3,176)	(7,659)

Property and equipment, net	$12,601	$22,283

Depreciation and amortization expense was $2.5 million and $5.6 million for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, property and equipment financed under capital leases was $5.5 million, net of accumulated amortization of $0.5 million. The Company had no property and equipment financed under capital lease as of December 31, 2018.

Note 6. Other Assets

Other assets as of December 31, 2018 and 2019 were as follows (in thousands):

	As of December 31,
	2018	2019

VAT recoverable	$1,657	$2,499
Staff advance	691	680
Intangible assets	—	145
Deposits	353	463

Other assets	$2,701	$3,787

Intangible assets are comprised of patents and are carried net of accumulated depreciation of $16 thousand.

The estimated aggregate future amortization expense for intangible assets subject to amortization as of December 31, 2019 is summarized below (in thousands):

Year Ending December 31,	Estimated Future Amortization Expense
2020	$8
2021	8
2022	8
2023	8
2024	8
Thereafter	105

Total future amortization expense	$145

Note 7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2018 and 2019 were as follows (in thousands):

	As of December 31,
	2018	2019

Accrued payroll	$3,168	$5,322
Accrued professional fees	193	531
Accrued rental expenses	36	1,022
Accrued purchases of property and equipment	111	266
Other	402	2,053

Accrued expenses and other current liabilities	$3,910	$9,194

Note 8. Commitments and Contingencies

Lease Commitments

The Company has entered into various noncancelable operating leases for its facilities with various expiry dates through 2033.

During the year ended December 31, 2019, the Company entered into capital leases for validation vehicles with initial capital lease obligations totaling $5.6 million. The leases have terms ranging from 3 to 6 years with expiries from June 2022 to November 2025.

Future minimum lease payments for non-cancelable operating and capital leases as of December 31, 2019 are as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2020	$1,372	$4,897
2021	1,372	4,876
2022	1,260	4,815
2023	985	4,825
2024	971	3,435
Thereafter	1,808	21,890

Total minimum lease payments	$7,768	$44,738

Amount representing interest	(2,483)

Present value of minimum lease payments	$5,285

Rental expenses amounted to $2.3 million and $4.4 million for the years ended December 31, 2018 and 2019, respectively.

Contingencies

The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

Note 9. Redeemable Convertible Preferred Shares, Shareholders’ Deficit and Equity Incentive Plan

Series D-1 Financing

In December 2018, the Company sold 11,710,939 Series D-1 redeemable convertible preferred shares at a purchase price of $8.1121 per share for aggregate gross proceeds of $95.0 million. Issuance costs incurred were not material.

During 2019, the Company sold 6,471,833 Series D-1 redeemable convertible preferred shares at a purchase price of $8.1121 per share for aggregate gross proceeds of $52.5 million in cash. The Company incurred issuance costs of $0.2 million, which were recorded as a reduction in the carrying value of the Series D-1 redeemable convertible preferred shares. The Company elected to accrete the shares to redemption value immediately and $0.2 million of accretion was recorded within accumulated deficit within the consolidated statement of redeemable convertible preferred shares and shareholders’ deficit. In connection with these financings, the Company issued warrants to purchase $2.5 million of Series D-1 redeemable convertible preferred shares at their original issue price, the fair value of which was not material.

Series A-2 Issuance

In April 2019, the Company exchanged 8,218,203 Series A-2 redeemable convertible preferred shares for 8,218,203 ordinary shares beneficially owned by Ren Zhenguo, one of the Company’s co-founders. The newly issued Series A-2 redeemable convertible preferred shares were then sold for $60.0 million to an institutional investor. The Company did not receive any proceeds from this transaction. The ordinary shares exchanged in the transaction were retired. The transaction was accounted for as an exchange and the Series A-2 redeemable convertible preferred shares were recorded at a carrying value of $60.0 million. Issuance costs incurred were not material.

Redeemable Convertible Preferred Shares

The company has authorized 82,952,136 redeemable convertible preferred shares, designated in series, with the rights and preferences of each designated series to be determined by the Board of Directors.

The following table is a summary of redeemable convertible preferred shares as of December 31, 2018 (in thousands, except share amounts and per share amounts):

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Per Share Initial Conversion Price	Net Carrying Value
A	20,000,000	20,000,000	$0.3925	$7,850	$0.3925	$7,850
B-1	7,080,000	7,080,000	2.5000	17,700	2.5000	17,700
B-2	3,000,000	3,000,000	0.7667	2,300	0.7667	2,300
B-3	3,465,372	3,465,372	0.8657	3,000	0.8657	3,000
C	14,993,041	14,993,041	3.6941	55,386	3.6941	55,386
D-1	11,710,939	11,710,939	8.1121	95,000	8.1121	95,000

	60,249,352	60,249,352		$181,236		$181,236

The following table is a summary of redeemable convertible preferred shares as of December 31, 2019 (in thousands, except share amounts and per share amounts):

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Preference	Per Share Initial Conversion Price	Net Carrying Value
A	20,000,000	20,000,000	$0.3925	$7,850	$0.3925	$7,850
A-2	8,218,203	8,218,203	7.3009	60,000	7.3009	60,000
B-1	7,080,000	7,080,000	2.5000	17,700	2.5000	17,700
B-2	3,000,000	3,000,000	0.7667	2,300	0.7667	2,300
B-3	3,465,372	3,465,372	0.8657	3,000	0.8657	3,000
C	14,993,041	14,993,041	3.6941	55,386	3.6941	55,386
D-1	26,195,520	18,182,772	8.1121	147,500	8.1121	147,500

	82,952,136	74,939,388		$293,736		$293,736

The rights, preferences and privileges of the redeemable convertible preferred shares are as follows:

Voting

Each holder of redeemable convertible preferred shares is entitled to the number of votes equal to the number of ordinary shares into which the shares held by such holder are convertible. The holders of redeemable convertible preferred shares are entitled to appoint a total of 4 out of 8 directors.

Dividends

The holders of redeemable convertible preferred shares, prior and in preference of the holders of ordinary shares, are entitled to receive dividends when and if declared by the Company’s board of directors. Series D-1 redeemable convertible preferred shares have preference over all other series of redeemable convertible preferred shares, followed by Series C, Series B-1, B-2 and B-3 (in-line with one another), and Series A-2 and A (in-line with one another). To date, no dividends have been declared.

Conversion

Each share of redeemable convertible preferred shares is convertible, at the option of the holder, into the number of ordinary shares, which results from dividing the applicable original issue price per share for each series by the applicable conversion price per share for such series. The initial conversion price per share of all series of convertible preferred shares are equal to the original issue prices of each series, and therefore, the conversion ratio is 1:1.

Each share of redeemable convertible preferred shares shall be automatically converted ordinary shares at the then-applicable conversion price in the event of a firm commitment underwritten public offering and listing by the Company of its ordinary shares with aggregate proceeds of no less than $100.0 million (prior to deduction of underwriting discounts and registration expenses) at a total post-money market capitalization of no less than $2.5 billion.

Redemption

Each share of redeemable convertible preferred shares is redeemable at its original issue price, plus any accrued but unpaid dividends, at the option of the holder at any time (i) after April 18, 2022, (ii) upon any material breach or violation of, or inaccuracy or misrepresentation in, any representation or warranty contained within the transaction documents, or (iii) upon the written request of any holder of any other series of redeemable convertible preferred shares.

If the Company does not have sufficient funds legally available to redeem all shares to be redeemed at the redemption date, the maximum possible number of shares is redeemed ratably among the holders of such shares based upon their holdings of redeemable convertible preferred shares, and the remaining shares will be redeemed as soon as sufficient funds are legally available. Preference on redemption follows the same preferential order as preference on dividends.

These redemption features cause the redeemable convertible preferred shares to be classified as mezzanine equity rather than as a component of shareholders’ deficit.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, including a merger, acquisition, or sale of assets where the shareholders of the Company immediately before such transaction own less than 50% of the voting power of the surviving entity, the holders of Series D-1, Series C, Series B-1, B-2 and B-3 (in-line with one another), and Series A redeemable convertible preferred shares, listed in order of priority, will receive, prior and in preference to the holders of Series A-2 preferred shares and ordinary shares, an amount per share equal to the liquidation preference, plus any accrued but unpaid dividends. After payment of the liquidation preference to the preferred shareholders as stated above, the remaining assets of the Company are available for distribution to the holders of redeemable convertible preferred shares and ordinary shares ratably on an as-if-converted fully-diluted basis.

Ordinary Shares

As of December 31, 2019, the Company is authorized to issue 417,047,864 ordinary shares with a par value of $0.0001 per share, among which 56,516,425 were issued and outstanding.

Holders of ordinary shares are entitled to dividends when and if declared by the board of directors, subject to the rights of the holders of the Company’s redeemable convertible preferred shares having priority rights to dividends. As of December 31, 2019, no dividends have been declared.

Equity Incentive Plan

In April 2017, the Company adopted the 2017 Share Plan (the “2017 Plan”) under which employees, directors, and consultants may be granted various forms of equity incentive compensation at the discretion of the board of directors, including share options, restricted share units, and share appreciation rights. As of December 31, 2019, only share options have been granted under the 2017 Plan.

Share options granted under the 2017 Plan have a contractual term of ten years and have varying vesting terms, but generally vest over a requisite service period of four years. The exercise price of the share options granted may not be less than the par value of the shares and the share options are only exercisable subject to the grantee’s continuous service and the completion of an initial public offering (“IPO”). Options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s IPO. For the years ended December 31, 2018 and 2019, the Company did not recognize any share-based compensation expense as the completion of IPO is not considered probable until the event occurs.

As of December 31, 2018 and 2019, the Company’s board of directors had authorized 10,000,000 ordinary shares to be reserved for grants of awards under the 2017 Plan.

A summary of the share option activities is as follows (in thousands, except share amounts, per share amounts, and years):

	Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2018	7,550,000	$0.0001	9.49	$2,144
Granted	618,441	0.0001
Forfeited	(470,000)	0.0001

Outstanding at December 31, 2018	7,698,441	$0.0001	8.60	$2,998
Forfeited	(127,410)	0.0001

Outstanding at December 31, 2019	7,571,031	$0.0001	7.60	$3,747

Expected to vest at December 31, 2019	7,571,031	$0.0001	7.60	$3,747

Vested and exercisable at December 31, 2019	—	$—	—	$—

The weighted-average grant-date fair value of share options granted during the year ended December 31, 2018 was $0.37 per share. There were no share options granted during the year ended December 31, 2019.

As of December 31, 2019, there was $1.97 million of unrecognized share-based compensation related to outstanding share options, which is expected to be recognized when the performance condition of the awards is satisfied upon IPO.

The estimated grant-date fair value of the Company’s share-based option awards was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Years Ended December 31,
	2018	2019
Risk-free interest rate	3.19%	—
Expected dividend yield	—	—
Expected volatility	33.00%	—
Expected term (in years)	10.0	—
Fair value of ordinary shares	$0.37	—

These assumptions and estimates were determined as follows:

Fair Value of Ordinary Shares – The fair value of the ordinary shares underlying the options has historically been determined by the Company’s board of directors given the absence of a public trading market, with input from management and valuation reports prepared by third-party valuation specialists. Share-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available in a valuation report issued as of a subsequent date.

Risk-Free Interest Rate – The risk-free interest rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant.

Expected Term – The expected term of options represents the period of time that options are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For options granted to-date, the contractual life of the option has been used as the options contain performance conditions upon IPO, which is not considered probable until it occurs.

Expected Volatility – As the Company does not have a trading history for its ordinary shares, the expected volatility as estimated by taking the average historic price volatility for industry peers, consisting of several public companies in the Company’s industry that are either similar in size, stage of life cycle, or financial leverage, over a period equivalent to the expected term of the awards.

Expected Dividend Yield – The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Note 10. Income Taxes

Loss before provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2018	2019
Cayman Islands	$(306)	$(1,144)
Foreign	(44,728)	(83,739)

Loss before provision for income taxes	$(45,034)	$(84,883)

Provision for income taxes consisted of the following (in thousands):

Years Ended December 31,
	2018	2019
Current:
Cayman Islands	$—	$—
Foreign	—	—

Total current provision	—	—

Deferred:
Cayman Islands	—	—
Foreign	—	—

Total deferred provision	—	—

Total provision for income taxes	$—	$—

The Company is incorporated in the Cayman Islands and therefore is not subject to tax in that jurisdiction. In addition, the Company generated losses in other jurisdictions including the U.S. and the PRC, for which no tax benefits are recognized due to the Company’s valuation allowance position.

The provision for income taxes differs from the amount computed by applying the Cayman Islands statutory tax rate as follows (in thousands):

	Years Ended December 31,
	2018	2019
Tax at Cayman Islands statutory rate	$—	$—
Valuation allowances	13,791	26,011
Foreign tax rate differential	(12,070)	(20,883)
Research and development tax credits	(3,926)	(5,841)
Uncertain tax position reserves	2,090	724
Other	115	(11)

Total	$—	$—

The effective tax rate for 2018 and 2019 was 0% and 0%, respectively, and is primarily due to the valuation allowances recorded on U.S. and other local jurisdiction activities that the Company concluded do not meet the more likely than not criteria for realization.

The Tax Cuts and Jobs Act (“TCJA”) was signed by the President of the United States and enacted into law on December 22, 2017. This overhaul of the U.S. tax law made a number of substantial changes, including the reduction of the corporate tax rate from 35% to 21%, establishing a dividends received deduction for dividends paid by foreign subsidiaries to the US, elimination or limitation of certain deductions (interest, domestic production activities and executive compensation), imposing a mandatory tax on previously unrepatriated earnings accumulated offshore since 1986 and establishing global minimum income tax and base erosion tax provisions related to offshore activities and affiliated party payments. The Company completed its accounting for the TCJA in the period that included the December 22, 2017 enactment date.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending balance to total unrecognized tax position is as follows (in thousands):

	Years Ended December 31,
	2018	2019
Unrecognized tax benefit, beginning of year	$—	$2,850
Increases related to prior year tax positions	597	—
Increases related to current year tax positions	2,253	1,179

Unrecognized tax benefit, end of year	$2,850	$4,028

The Company classifies interest expense and penalties related to the underpayment of income taxes in the consolidated financial statements as income tax expense. As of December 31, 2018 and 2019, the Company recorded no accrued interest or penalties related to unrecognized tax benefits.

The Company is subject to tax examination in U.S. federal and state and other local country jurisdictions for tax years 2016 to the present.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$16,799	$39,489
Tax credit carryforwards	1,901	4,879
Lease liability	—	1,320
Other	167	225

Gross deferred tax assets	18,867	45,913

Valuation allowance	(18,162)	(43,985)

Net deferred tax assets	705	1,928

Deferred tax liabilities:
Property, plant and equipment	675	438
Intangible assets	30	10
Capital lease assets	—	1,480

Net deferred tax liabilities	705	1,928
Net deferred tax asset/(liability)	$—	$—

As of December 31, 2019, the Company had net operating loss (“NOL”) carryforwards of $248.8 million, resulting in an NOL deferred tax asset of $39.5 million. Of these NOL carryforwards, $166.3 million expire at various times between 2022 and 2039 and $82.6 million does not expire. As of December 31, 2019, the Company had a U.S. federal and state research and development tax credit carryforward resulting in a deferred tax asset of $4.9 million, of which $2.7 million will expire between 2037 and 2039 and $2.2 million does not expire.

The Company recorded a valuation allowance to reflect the estimated amount of certain U.S. federal and state and other local jurisdictions deferred tax assets that, more likely than not, will not be realized. In making such a determination, the Company evaluates a variety of factors including the Company’s operating history, accumulated deficit, and the existence of taxable or deductible temporary differences and reversal periods. The net change in total valuation allowance for the years ended December 31, 2018 and 2019, was an increase of $14.1 million and an increase of $25.8 million, respectively. The 2018 and 2019 valuation allowance increases were both driven primarily by U.S. federal and state and other local jurisdictions NOL carryforwards that are not expected on a more likely than not basis to be realized. The net increase in 2018 and 2019 were credited to tax expense and other comprehensive income.

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders. Accordingly, all income tax expense is for jurisdictions other than the Cayman Islands.

Under the Corporate Income Tax Law (“CIT Law”) in the PRC, Foreign Investment Enterprises and domestic companies are subject to corporate income tax at a uniform rate of 25%. The Company also has subsidiaries that qualify for the High and New-Technology Enterprise program, which has a preferential CIT rate of 15%.

Note 11. Net Loss Per Share Attributable to Ordinary Shareholders

Basic net loss per share attributable to ordinary shareholders is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share attributable to ordinary shareholders is the same as basic loss per share attributable to ordinary shareholders for all years presented because the effects of potentially dilutive items were antidilutive given the Company’s net loss in each period presented.

The following table presents the calculation of basic and diluted net loss per share attributable to ordinary shareholders (in thousands, except share and per share amounts):

	Years Ended December 31,
	2018	2019
Numerator:
Net loss	$(45,018)	$(84,840)
Less: Accretion of redeemable convertible preferred shares	—	(201)
Less: Deemed dividend on exchange of Series A-2 redeemable convertible preferred shares for ordinary shares.	—	(60,000)

Net loss attributable to ordinary shareholders, basic and diluted	$(45,018)	$(145,041)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	64,734,628	58,700,441

Net loss per share:
Net loss per share, basic and diluted	$(0.70)	$(2.47)

The following outstanding potentially dilutive ordinary share equivalents have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented due to their antidilutive effect:

	Years Ended December 31,
	2018	2019
Redeemable convertible preferred shares	60,249,352	74,939,388
Options issued and outstanding	7,698,441	7,571,031

Total	67,947,793	82,510,419

Note 12. Variable Interest Entities

The Company operates a portion of its business in the PRC through its VIEs. Operations at the VIEs include, but are not limited to, purchasing trucks, arranging for licenses and permits with local authorities, and maintaining cash balances that are subject to capital controls under the laws of the PRC. Considering the PRC’s laws and regulations may prohibit or restrict foreign ownership of operation of the autonomous truck driving business in the future, a series of contractual agreements, including powers of attorney, exclusive call option agreements, exclusive service agreements, share pledge agreements and spousal consent letters (collectively, the “VIE Agreements”), were entered into among Beijing Tusen Zhitu Technology Co., Ltd. (“Tusen Zhitu” or “WFOE”)), a PRC-registered entity wholly owned by the Company, VIEs and their PRC equity holders. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are significant to the Company’s business are Beijing Tusen Weilai Technology, Co., Ltd. (“Beijing Tusen Weilai) and Shanghai Tusen Weilai AI Technology Co., Ltd. (“Shanghai Tusen Weilai”).

Contractual Arrangements with Beijing Tusen Weilai

Beijing Tusen Weilai was established on December 8, 2016. In March 2017, Tusen Zhitu, Beijing Tusen Weilai, and its shareholders entered into the VIE Agreements. These agreements provide the Company, as the only shareholder of Tusen Zhitu, with effective control over Beijing Tusen Weilai to direct the activities that most significantly impact Beijing Tusen Weilai’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Beijing Tusen Weilai. Management concluded that Beijing Tusen Weilai is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing Tusen Weilai. The Company shall consolidate the financial results of Beijing Tusen Weilai.

•

Powers of Attorney. Pursuant to the power of attorney, each shareholder of Beijing Tusen Weilai has irrevocably authorized Tusen Zhitu to exercise the following rights relating to all equity interests held by such shareholders in Beijing Tusen Weilai during the term of the power of attorney; to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Beijing Tusen Weilai according to Beijing Tusen Weilai’s articles of association, including without limitation to: (i) attending shareholders meetings, (ii) exercising voting rights and other shareholder’s rights, and (iii) appointing legal representative, directors, a general manager and other senior management of Beijing Tusen Weilai.

•

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement, Beijing Tusen Weilai and each of its shareholders have irrevocably granted Tusen Zhitu an exclusive option to purchase, or designate one or more entities or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Beijing Tusen Weilai. The purchase price of the equity interests shall equal the lowest price permitted by the applicable PRC law. The shareholders of Beijing Tusen Weilai agree, without the prior written consent of Tusen Zhitu, not to transfer, pledge or create any encumbrance on any assets, equity interests or other beneficiary interest in the business or revenues of Beijing Tusen Weilai. The agreement will remain in full force and effect indefinitely from the date of the agreement.

•

Exclusive Service Agreement. Tusen Zhitu has in place exclusive technology consulting and service, staff training, business consulting services and information service framework agreement with Tusen Weilai. Under the exclusive service agreement, Beijing Tusen Weilai appoints Tusen Zhitu as its exclusive services provider to provide Beijing Tusen Weilai with technology consulting and services during the term of the exclusive service agreement. In consideration of the services provided by Tusen Zhitu, Beijing Tusen Weilai shall pay Tusen Zhitu fees based on Beijing Tusen Weilai’s profit after necessary cost, operating expenditure and relative tax, which can be adjusted at Tusen Zhitu’s discretion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Tusen Zhitu, the exclusive service agreement shall remain effective for 10 years from the date of the agreement and will be automatically extended unless Tusen Zhitu provides prior notice before expiry. Beijing Tusen Weilai has no right to terminate the agreement.

•

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Tusen Weilai has pledged all of such shareholder’s equity interests in Beijing Tusen Weilai as a security interest, as applicable, to respectively guarantee Tusen Weilai and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive call option agreement, exclusive service agreement and power of attorney. If Beijing Tusen Weilai or any of its shareholders breaches their contractual obligations under these agreements, Tusen Zhitu, as pledgee, will be entitled to dispose of the pledged shares in accordance with PRC laws. Each of the shareholders of Beijing Tusen Weilai agree that, during the term of the equity interest pledge agreements, such shareholder will not dispose of the pledged equity interest, place or permit any encumbrance on the pledged equity interest, and agree to take all necessary measures to prevent Tusen Zhitu’s rights relating to the pledged equity interest from being prejudiced by the legal actions of the shareholders of Beijing Tusen Weilai. Tusen Zhitu has the right to receive all of the dividends and profits distributed on the pledged equity interests and will remain effective until all obligations under the relevant contractual agreements have been fully performed.

•

Spousal Consent Letters. Pursuant to the spousal consent letters, the spouses of each nominee equity holder in Beijing Tusen Weilai consent that the equity interests in Beijing Tusen Weilai held by and registered in the name of the respective nominee equity holders will be disposed of pursuant to the VIE Agreements. The spouses agree not to assert any rights over the equity interests in Beijing Tusen Weilai held by their spouses, the nominee equity holders. In the event that the spouses obtain any equity interest in Beijing Tusen Weilai held by the nominee equity holders for any reason, they agree to be bound by the VIE Agreements.

Contractual Agreements with Shanghai Tusen Weilai

In April 2019, Tusen Zhitu, Shanghai Tusen Weilai, and its shareholders entered into a series of VIE agreements. The terms of the VIE agreements are identical with those entered into by and among Tusen Zhitu, Beijing Tusen Weilai, and the shareholders of Beijing Tusen Weilai in March 2017 (see above). These agreements provide the Company, as the only shareholder of Tusen Zhitu, with effective control over Shanghai Tusen Weilai to direct the activities that most significantly impact Shanghai Tusen Weilai’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Shanghai Tusen Weilai. Management concluded that Shanghai Tusen Weilai is a variable interest entity and the Company is the ultimate primary beneficiary of Shanghai Tusen Weilai. The Company shall consolidate the financial results of Shanghai Tusen Weilai.

Risks in Relation to the VIE Structure

In the opinion of management, the contractual arrangements with the VIEs and their nominee shareholders are in compliance with PRC Laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the contractual arrangements, which could limit the Company’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Company, their interest may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprises and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Company’s ability to use the contractual arrangements with its VIEs and the Company’s ability to conduct business through the VIEs could be severely limited. The Company’s ability to control the VIEs also depends on the power of attorney that the WFOE has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure and the contractual arrangements with the VIEs through which the Company conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Company’s relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Company’s business and operating licenses in the PRC;

•	restrict or prohibit related party transactions between the WFOE and the VIEs;

•	impose fines, confiscate income or other requirements with which the Company may find difficult or impossible to comply with;

•	require the Company to alter, discontinue or restrict its operations in the PRC;

•	restrict or prohibit the Company’s ability to finance its operations in the PRC, and;

•	take other regulator or enforcement actions against the Company that could be harmful to the Company’s business.

The imposition of any of the above restrictions or actions could result in a material adverse effect on the Company’s ability to conduct its business. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Company’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there are contractual arrangements that could require the Company to provide additional financial support to the VIEs.

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2018	2019
Current assets:
Cash	$2,185	$988
Accounts receivable, net	11	—
Prepaid expenses and other current assets	795	435
Amounts due from inter-company entities*	73	9

Total current assets	3,064	1,432
Property and equipment, net	2,085	2,955
Other non-current assets	862	1,267

Total assets	$6,011	$5,654

Current Liabilities:
Accounts payable	—	9
Amounts due to inter-company entities*	—	512
Amounts due to related parties	7,266	7,148
Accrued expenses and other current liabilities	386	971

Total current liabilities	7,652	8,640
Amounts due to inter-company entities, noncurrent*	—	3,143
Other liabilities	673	68

Total liabilities	$8,325	$11,851

*	All inter-company balances have been eliminated upon consolidation.

	Years Ended December 31,
	2018	2019
Net revenues**	$2,993	$1,450
Net income/(loss)	335	(3,965)
Net cash provided by operating activities	484	335
Net cash used in investing activities	(1,459)	(1,386)
Net cash provided by/(used in) financing activities	2,877	(146)

**	Net revenue of $2,993 and $1,450 are service fees from Tusen Zhitu for the years ended December 31, 2018 and 2019, respectively, and have been eliminated upon consolidation.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs. None of the assets of the VIEs have been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Company for any liabilities of the VIEs.

Note 13. Related Party Transactions

The Company has short-term, unsecured, interest free loans outstanding due to its CEO and one of its directors, which are repayable on demand. During the years ended December 31, 2018 and 2019, the Company made repayments on these loans in the amount of $2.5 million and $0.1 million. As of December 31, 2018 and 2019, amounts outstanding on these loans were $0.7 million and $0.6 million.

The Company has various loans outstanding with Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (“Jinzhuo Hengbang”), an affiliated company of Sina Corporation, the ultimate parent company of one of the Company’s preferred shareholders, with annual interest rates ranging from 0% to 10%. During the years ended December 31, 2018 and 2019, interest expense was $0.1 million and $0.3 million, respectively. As of December 31, 2018 and 2019, amounts outstanding on these loans were $6.5 million and $6.6 million, respectively.

In February 2018, the Company paid a guarantee deposit of $3.7 million to Sina Corporation in connection with the loans borrowed by the Company form Jinzhuo Hengbang, which remains outstanding as of December 31, 2018 and 2019.

Note 14. Subsequent Events

Subsequent events have been evaluated through December 23, 2020, which is the date that these consolidated financial statements were available to be issued.

Borrowings

In April 2020, the Company entered into a Development Agreement with Scania CV AB (“Scania”) relating to a hub-to-hub pilot program using Scania vehicles and TuSimple autonomous technology. Under the Development Agreement, the Company has received a $5.0 million loan from Scania to cover its costs related to the program. The loan does not accrue interest and is repayable upon the acquisition by Scania or a Scania Affiliate of shares or other financial instruments in the Company. In September 2020, Traton SE, an affiliate of Scania, acquired 1,232,370 of the Company’s Series D-1 redeemable convertible preferred shares and the loan was repaid in full in October 2020.

In April 2020, the Company entered into a Note with Bank of America under the Small Business Administration Paycheck Protection Program established under Section 1102 of the Coronavirus Aid, Relief and Economic Security (CARES) Act, pursuant to which the Company borrowed $4.1 million. The Note accrues interest at a rate of 1.0% per annum and matures in 24 months.

In June 2020, the Company entered into a convertible loan agreement with SUN Dream Inc., a preferred shareholder in the Company, to issue convertible debt in the amount of $50.0 million (“Convertible Loan”). The Convertible Loan accrues interest at a rate of 10.0% per annum and matures in June 2021. On or before the maturity date, the Convertible Loan, at the option of SUN Dream Inc., may be converted in whole or in part into the Company’s shares issued in the next round of financing (“New Financing”) equal to the quotient of the outstanding principal amount of the Convertible Loan divided by a price per share equal to 90% of the applicable purchase price in such financing (“Discounted Conversion Price”); provided that the New Financing shall be consummated within six months following the issuance of the Convertible Loan and the Discounted Conversion

Price is not lower than the original issue price of Series D-1 redeemable convertible preferred shares, which was $8.11 as of the date of these consolidated financial statements. In the event that the New Financing is consummated later than six months but within twelve months following the issuance of the Convertible Loan, the discount to the conversion price is increased to 85%.

Series D-1 Redeemable Convertible Preferred Share Issuance

In July 2020, the Company entered into a Sale and Purchase Agreement (“July 2020 SPA”) under which the Company issued 621,447 Series D-1 redeemable convertible preferred shares at $8.11 per share for aggregate proceeds of $5.0 million. Additionally, under the July 2020 SPA, the Company issued a warrant which allows for the purchase of the Company’s preferred shares issued in the next preferred share financing with gross proceeds to the Company of at least $5.0 million (“Qualified Financing”) or, if exercised prior to the Qualified Financing, Series D-1 redeemable convertible preferred shares. The purchase price of the shares shall be either (i) the Qualified Financing Price or (ii) $8.11 in the event the exercise occurs prior to a Qualified Financing. The number of shares available for purchase is equal to the product of 5.0% and the aggregate number of all issued and outstanding ordinary shares of the Company on a fully diluted and as converted basis at the time of exercise. The warrant expires upon the earlier of (i) December 31, 2021, (ii) the consummation of a firm-commitment underwritten public offering, or (iii) the consummation of a Liquidation Event.

In August 2020, the Company entered into a Sale and Purchase Agreement (“August 2020 SPA”) under which the Company agreed to issue 1,232,730 Series D-1 redeemable convertible preferred shares at $8.11 per share for aggregate proceeds of $10.0 million. The transaction closed in September 2020. Additionally, under the August 2020 SPA, the Company issued a warrant which allows for the purchase of the Company’s preferred shares sold or issued in the next equity financing in which the Company sells preferred shares more senior than the Series D-1 redeemable convertible preferred shares with gross proceeds to the Company of at least $80.0 million (“Qualified Financing”) or, if exercised prior to the Qualified Financing, Series D-1 redeemable convertible preferred shares. The purchase price of the shares shall be either (i) 80.0% of the Qualified Financing Price or (ii) $8.11 in the event the exercise occurs prior to a Qualified Financing. The number of shares available for purchase is equal to $80.0 million divided by the exercise price. The warrant expires upon the earlier of (i) the second anniversary of the Qualified Financing, (ii) the first public filing of the registration statement in connection with a firm-commitment underwritten public offering, or (iii) the consummation of a Liquidation Event. The transaction closed in September 2020.

In November 2020, upon the exercise by an investor of a warrant to purchase Series D-1 redeemable convertible preferred shares, the Company issued 308,182 Series D-1 redeemable convertible preferred shares at $8.11 per share for aggregate proceeds of $2.5 million.

Series E and E-1 Redeemable Convertible Preferred Share Issuance

In November 2020, the Company entered into a Sale and Purchase Agreement (“November 2020 SPA”) under which the Company agreed to issue 21,044,019 Series E redeemable convertible preferred shares at $14.14 per share for aggregate proceeds of $297.6 million. The transaction closed in December 2020. Additionally, under the November 2020 SPA, all outstanding principal under the Convertible Loan was converted into 3,928,937 Series E-1 redeemable convertible preferred shares and any and all accrued interest was waived.

Variable Interest Entities

In September 2020, the Company obtained 100% of the equity ownership in Beijing Tusen Weilai and Shanghai Tusen Weilai. As a result, the VIE structure surrounding these entities has been dissolved and they will be consolidated under the voting interest model.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses expected to be incurred and payable by us in connection with the sale and distribution of our ordinary shares, other than underwriting discounts and commissions. All amounts are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the                 listing fee.

Payable by us
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in the registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold from December 23, 2017 to December 23, 2020:

•

We have granted options to purchase 12,642,648 ordinary shares to directors, officers, employees, and consultants under our 2017 Share Plan, with per share exercise prices ranging from $0.0001 to $2.43.

•	We have awarded 3,629,796 share value awards to directors, officers, employees, and consultants under our 2017 Share Plan.

•	We have awarded 11,704 restricted share units to directors, officers, employees, and consultants under our 2017 Share Plan.

•

During December 2018 to November 2020, we sold an aggregate of 20,036,949 Series D-1 preferred shares at a purchase price of $8.1120737 per share to accredited investors for an aggregate purchase price of $162.5 million.

•	In March 2020, we issued 2,125,000 ordinary shares to an employee upon option exercise for an aggregate consideration of $0.98 million.

•

On June 8, 2020, we entered into a convertible loan agreement with Sun Dream Inc, pursuant to which Sun Dream Inc provided us one 1-year convertible loan with an aggregate principal of $50 million. In December 2020, the convertible loan was converted into 3,928,937 Series E-1 preferred shares at a conversion price of $12.72609 per share and the convertible loan agreement was terminated upon the conversion.

•

In July 2020, we issued a warrant to Navistar, Inc., pursuant to which Navistar, Inc. has the right to purchase preferred shares convertible into 5% of our issued and outstanding ordinary shares on a fully-diluted and as-converted basis at the time of exercise upon the satisfaction of certain conditions precedent as set forth in the warrant.

•	In August 2020, we issued 1,899,680 restricted shares to certain employees under our 2017 Share Plan.

•

In September 2020, we issued a warrant to Traton International S.A., pursuant to which Traton International S.A. has the right to purchase up to $80.0 million of our equity securities upon the satisfaction of certain conditions precedent as set forth in the warrant.

•

In November 2020, we sold 308,182 Series D-1 preferred shares at a purchase price of $8.1120737 per share to an accredited investor that exercised a warrant to purchase such shares for an aggregate purchase price of $2.5 million.

•	In December 2020, we sold an aggregate of 21,044,019 Series E preferred shares at a purchase price of $14.1401 per share to accredited investors for an aggregate purchase price of $297.6 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. We believe that all recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

•	Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index, which is incorporated herein by reference.

•

Financial Statement Schedules. All financial statement schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Eighth Restated Memorandum and Articles of Association of Registrant, as amended and currently in effect.

3.2*	Form of Ninth Amended and Restated Memorandum and Articles of Association of Registrant, to be effective upon completion of this offering.

4.1*	Specimen of Registrant’s ordinary share certificate.

4.2*	Seventh Amended and Restated Shareholders’ Agreement, dated December 4, 2020, by and among the Registrant and the parties thereto.

5.1*	Opinion of Travers Thorp Alberga.

8.1*	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*	English translation of loan agreement between Beijing Tusen Weilai Technology Co., Ltd. and Jinzhuo Hengbang Technology (Beijing) Co., Ltd. dated April 7, 2017.

10.3*	English translation of loan transfer tripartite agreement by and among Beijing Tusen Hulian Technology Co., Ltd., Beijing Tusen Weilai Technology Co., Ltd. and Jinzhuo Hengbang Technology (Beijing) Co., Ltd. dated June 19, 2017.

10.4*	English translation of security deposit contract by and among the Registrant, Beijing Tusen Weilai Technology Co., Ltd. and Jinzhuo Hengbang Technology (Beijing) Co., Ltd. dated December 22, 2017.

10.5*	Form of Series D-1 Preferred Share Purchase Agreement by and among the Registrant and other parties thereto.

10.6*	Securities Purchase Agreement by and among the Registrant, Navistar, Inc. and other parties thereto dated July 10, 2020.

10.7*	Securities Purchase Agreement by and among the Registrant, Traton SE and other parties thereto dated July 10, 2020.

10.8*	Series E Preferred Share Purchase Agreement by and among the Registrant and other parties thereto dated November 27, 2020.

10.9*	2017 Share Plan and forms of agreements thereunder.

10.10*	2021 Equity Incentive Plan, including form agreements, to be in effect upon completion of this offering.

10.11*	Lease between LJ GATEWAY OFFICE LLC and the Registrant dated December 16, 2016, as amended.

21.1*	List of Subsidiaries of Registrant.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Travers Thorp Alberga (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.

+

Schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the                day of                , 2021.

TUSIMPLE (CAYMAN) LIMITED

By:
Name: Cheng Lu
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Mo Chen and Cheng Lu and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

Mo Chen	Director, Co-Founder and Executive Chairman	, 2021

Xiaodi Hou	Director, Co-Founder and Chief Technology Officer	, 2021

Cheng Lu	Director, President and Chief Executive Officer	, 2021

Patrick Dillon	Chief Financial Officer	, 2021

Kanush Chaudhary	Director	, 2021